

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of

proposed issues of

Securities of the Bank

Filed pursuant to Rule 3 of Regulation IA

Dated: March 1, 2010

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of proposed issues of Securities of the Inter-American Development Bank (hereinafter referred to as the "Bank"). As authorized by Rule 4 of Regulation IA, certain information is provided in the form of an Information Statement (hereinafter referred to as the "Information Statement"), which is attached hereto as an exhibit. Certain information specified in Schedule A to Regulation IA is not available at the date of this report, but when available will be filed as promptly as possible.

Item 1. Description of Securities

See cover page. When the terms of an offering of any Securities are established, such Securities will be described in a Prospectus.

Item 2. Distribution of Securities

Not yet known.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See pages 6 and 14 of the enclosed Information Statement.

Item 7. Exhibits

Information Statement, dated March 1, 2010.

Information Statement

Inter-American Development Bank



The Inter-American Development Bank (Bank or IADB) intends from time to time to issue its debt securities with maturities and on terms based on market conditions at the time of sale. The debt securities may be sold to dealers or underwriters, who may resell them in public offerings or otherwise, or they may be sold by the IADB directly or through agents. The details of the debt securities being offered at a particular time will be explained in a prospectus or supplemental information statement.

Unless otherwise stated, all information in this annual Information Statement is provided as of December 31, 2009, and all amounts are expressed in current United States dollars, translated from their original currencies as described in *"Currency Accounting"* in Note B to the financial statements.

AVAILABILITY OF INFORMATION

The IADB will provide, upon request, copies of this Information Statement without charge. Written or telephone requests should be directed to the principal office of the Bank at 1300 New York Avenue, N.W., Washington, D.C. 20577, *Attention:* Finance Department, telephone: (202) 623-1310.

The Information Statement is also available on the Bank's website at http://www.iadb.org/fin/financial_info.cfm. Other documents and information on this website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental Information Statement issued after the date hereof will refer to this Information Statement for a description of the IADB and its financial condition, until a subsequent Information Statement is issued.

March 1, 2010

SUMMARY INFORMATION

As of December 31, 2009

The purpose of the IADB is to further the economic and social development of Latin America and the Caribbean by promoting environmentally sustainable growth, as well as poverty reduction and social equity. The IADB is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement), and is owned by its member countries. These members include 26 borrowing member countries and 22 non-borrowing member countries. The five largest members by shareholdings are the United States, Argentina, Brazil, Mexico and Venezuela.

The principal office of the IADB is located in Washington, D.C. with offices in each of its borrowing member countries as well as in Paris and Tokyo.

The resources of the IADB consist of the Ordinary Capital, the Fund for Special Operations (FSO), the Intermediate Financing Facility Account (IFF) and the IDB Grant Facility (GRF). All information provided in this Information Statement refers to the IADB's Ordinary Capital.

Equity and Borrowings

Equity: The equity of the IADB includes the subscribed capital stock and retained earnings. The subscribed capital stock is divided into paid-in capital stock of $4.3 billion and callable capital stock of $100.6 billion. The callable capital stock is available as needed for debt service payments and thus provides the ultimate backing for borrowings and guarantees. It cannot be called to make loans. In addition, retained earnings totaled $16.3 billion at the end of the year. Income before net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value[1], which is defined as "Operating Income" in this Information Statement, totaled $1,294 million in 2009, including net investment gains of $528 million resulting from an improvement in the financial markets.

At the end of the year, the Total Equity to Loans Ratio or TELR[2] equaled 34.2%. The IADB's capital adequacy policy measures the sufficiency of economic capital and defines a policy range for the TELR of 32% to 38%.

Changes in Capital Stock: The People's Republic of China became the 48th member of the IADB and subscribed to eight shares of paid-in capital and 176 shares of callable capital. In addition, in order to expand the Ordinary Capital's short-term lending envelope, the IADB accepted an offer from Canada to increase its callable capital by $4 billion, on a temporary basis. This resulted in an increase in borrowing capacity (and thus lending capacity) by the same amount.

Capital Increase: During 2009, the Board of Governors instructed Management to review the need for a general capital increase of the Ordinary Capital and a replenishment of the FSO. Management presented the requested information to the Committee of the Board of Governors in October and the Governors formed a working group of Governors that continues to review the IADB's needs and consider a proposal for a capital increase of the Ordinary Capital and a replenishment of the FSO.

Borrowings: The IADB diversifies its borrowings by currency, maturity, format, and structure to provide flexibility and cost-effectiveness in funding. Outstanding borrowings of $60.3 billion, before swaps, were denominated in 21 currencies and included $1.9 billion of short-term borrowings.

The IADB limits its Net Borrowings[3] to the callable capital stock of its non-borrowing member countries (the United States' share of such capital stock was 55.4%, with the balance from Japan, Canada and the other nonregional members). Net Borrowings were $38.8 billion, or 74.1% of the $52.3 billion of callable capital stock of the non-borrowing member countries. In addition, the unused borrowing capacity at the end of the year amounted to $13.5 billion.

Assets

Loan Portfolio: The principal earning asset is the loan portfolio amounting to $58.0 billion, of which 95% was sovereign-guaranteed. The total amount of outstanding loans and guarantees is limited to the subscribed capital stock plus the general reserve. However, the IADB's lending capacity is also limited by its borrowing policy.

The IADB makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of loans to borrowers other than national governments, central banks or other governmental or inter-governmental entities, the IADB follows the general policy of requiring a guarantee engaging the full faith and credit of the government. Up to 10% of the outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program for Growth Sustainability (Liquidity Program), may be made without a sovereign guarantee, including loans to sub-sovereign entities, as well as financings in all sectors.

As of December 31, 2009, 6.4% of outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program, were non-sovereign-guaranteed, compared to 6.3% the previous year. Non-

[1] References to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in the Information Statement.

[2] The TELR is the ratio of the sum of "equity" (defined as Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries local currency cash balances, net receivable from members (but not net payable to members), and the cumulative impact of Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value) to outstanding loans and net guarantee exposure.

[3] "Net Borrowings" are borrowings (after swaps) and gross guarantee exposure, less qualified liquid assets (after swaps), and the special reserve assets, which are kept solely for meeting the IADB obligations on borrowings and guarantees.

sovereign guaranteed operations grew $0.4 billion to a level of $3.7 billion, composed of $2.9 billion in loans outstanding and $0.8 billion in guarantee exposure.

Most outstanding loans are priced on a cost pass-through basis, in which the actual or estimated cost of borrowing plus a lending spread is charged to the borrower. Residual interest rate risk is managed by using interest rate derivatives to closely align the rate sensitivity characteristics of the respective loans with those of their underlying funding. The IADB also fully aligns the currencies of its borrowings and loans through the use of derivatives.

With respect to sovereign-guaranteed loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. Historically, virtually all the sovereign-guaranteed loan portfolio has been fully performing. The IADB does not reschedule sovereign-guaranteed loans and has not written off, and has no expectation of writing off, such loans from its Ordinary Capital. The allowances for loan and guarantee losses chiefly cover probable losses related to non-sovereign-guaranteed loans and guarantees. Such allowances totaled $148 million, or approximately 0.3% of total outstanding loans and guarantees.

Liquid Investments: The IADB's liquidity policy calls for holdings of liquid assets to be sufficiently large to ensure that adequate resources are available to meet future cash flow needs. Under the liquidity policy in effect through December 31, 2009, the IADB established yearly minimum and maximum liquidity levels, computed as 20% and 40%, respectively, of the projected year-end outstanding loan balance, and a desired level of 30%. At December 31, 2009, liquidity was $18.1 billion compared to a desired level of $18 billion. Net cash and investments totaled $20.2 billion at the end of the year, equal to 35% of total debt (after swaps).

In December 2009, the Board of Executive Directors approved a new liquidity policy that becomes effective on January 1, 2010. The new liquidity policy targets an investment portfolio sufficient to cover between six and twelve months of debt repayments and loan disbursements. The new policy allows Management to manage liquidity more dynamically based on the IADB's expected future cash flow needs.

The investment portfolio started to recover from the financial crisis in the second quarter of 2009, as financial market conditions showed signs of improvement. During 2009, the trading investments portfolio experienced net mark-to-market gains of $528 million, compared to net mark-to-market losses of $1,605 million in 2008. The trading investments portfolio's net interest income, excluding realized and unrealized investment gains and losses, contributed income of $77 million in 2009 (2008—$68 million).

Substantially all investments are held in high-quality securities. Investment gains substantially relate to the $3.9 billion asset-backed and mortgage-backed securities portion of the trading investments portfolio. Although liquidity for this portion of the portfolio remains limited and valuations continue to be highly discounted, at December 31, 2009, 56.1% is still rated AAA, 85.4% is rated investment grade, and except for a *de minimis* amount of principal losses during 2009 and an asset-backed commercial paper position with a fair value of $14 million which is in default since 2007, the portfolio continues to perform. During 2009, the IADB's holdings of these securities were reduced by repayments at par of $753 million, the same amount as in 2008. The IADB realized losses of $32 million in 2009, relative to purchase price, compared to $71 million in 2008. For further information, refer to the Liquidity Management Section of this Information Statement.

Risk Management

The IADB conducts its operations within a framework of prudent financial and risk management policies and follows a well-defined risk management decision-making process, directed to avoid or limit its risk exposure. It minimizes exchange rate risk by matching its liabilities in various currencies with assets in those same currencies and the currency composition of its equity to that of its outstanding loans. The IADB also limits the interest rate risk in its loan and liquidity portfolios by either passing through the cost of borrowings that fund its loans or hedging interest rate exposures and by funding and investing its liquidity portfolio in floating interest rate instruments.

Commercial credit risk in the liquid asset investment portfolio and derivatives portfolio is managed through conservative risk policies that require exposures to be limited to high quality issuers and counterparties. Credit exposures to swap counterparties are further mitigated through netting and collateralization arrangements.

In response to the crisis and the contagion effect across market sectors, the IADB has continued to closely monitor the asset quality of its investments portfolio, analyzing and assessing the fundamental value of the securities, with a particular focus on its asset–backed and mortgage–backed securities. Furthermore, the IADB has taken significant steps to improve its risk management framework, including a revision of its investment guidelines, with an aim to avoid concentration risks of the kind that led to mark-to-market losses in specific asset classes that were particularly affected by the financial crisis.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement. In addition, the Information Statement contains forward-looking information, which may be identified by such terms as "believes", "expects", "intends" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond the Bank's control. Consequently, actual future results could differ materially from those currently anticipated. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL OVERVIEW

Unless otherwise indicated, all information provided in this Information Statement refers to the Bank's Ordinary Capital.

The financial strength of the Bank is based on the support it receives from its members and on its financial policies and practices. Member support is reflected in the capital backing received and in the diligence with which borrowing members meet their debt-service obligations. Prudent financial policies and practices have led the Bank to build its retained earnings, diversify its funding sources, hold a large portfolio of liquid investments and limit a variety of risks, including credit, market and liquidity risks. The objective of the Bank is to earn an adequate level of income to preserve its financial strength and sustain its development activities. **Box 1** presents selected financial data for the last five years.

The principal assets are loans to member countries. As of December 31, 2009, 95% of loans outstanding were sovereign-guaranteed. Up to 10% of outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program, may be made directly to private sector and sub-sovereign entities ("eligible entities") without a sovereign guarantee ("non-sovereign-guaranteed operations"), subject to certain limits.

The Bank issues debt securities in a variety of currencies, maturities, structures, and formats to investors worldwide. These borrowings, together with the Bank's equity, are used to fund lending and investment activities, as well as general operations.

Assets and liabilities, after swaps, are held primarily in United States dollars, but also in euro, Japanese yen and Swiss francs. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets. However, the reported levels of assets, liabilities, income and expenses are affected by exchange rate movements between such major currencies and the reporting currency, the United States dollar. In addition, the Bank matches the currencies of its equity with those of its loans, thus fluctuations in exchange rates do not significantly impact its risk-bearing capacity.

Financial Statement Reporting

The financial statements are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported results. See Additional Reporting and Disclosure Section for some of the more significant accounting policies used to present the financial results in accordance with GAAP, which involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

The Bank has elected to measure at fair value certain medium- and long-term debt (mostly borrowings funding floating rate assets) to reduce the income volatility resulting from previously accounting for its borrowings at amortized cost and its derivative instruments, including borrowing swaps, at fair value through income. The remaining reported income volatility from borrowing operations is not fully representative of the underlying economics of the transactions as the Bank generally holds its borrowings and swaps to maturity. Additional income volatility results from the accounting asymmetry of carrying the Bank loans at amortized cost and the lending swaps at fair value through income. Accordingly, the Bank defines Income before Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value as "Operating Income", which excludes the impact of the fair value adjustments associated with financial instruments (other than trading investments) from the results of the Bank's operations.

Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value are reported separately in the Statement of Income and Retained Earnings, and are excluded from the determination of ratios and other financial parameters.

Accounting Developments: As described in Note B to the financial statements, in the third quarter of 2009, the Bank adopted an amendment to the accounting standards on the GAAP hierarchy (FASB ASC 105-10-65-1). This amendment changes the GAAP hierarchy used in the preparation of financial statements of non-governmental entities. It establishes the Financial Accounting Standards Board (FASB) Accounting Standards Codification (FASB ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP in the United States. The adoption of this amendment had no impact on the Bank's financial statements.

In the first quarter of 2009, the Bank adopted an amendment to the accounting standard for derivatives and hedging (FASB ASC 815-10-65-1). In addition, during the second quarter, the FASB issued the following amendments intended to provide additional application guidance and enhanced disclosures regarding fair value measurements and impairments of securities: (i) FASB ASC 820-10-65-4 provides guidelines for making fair value measurements more consistent with the principles presented in the accounting standard for Fair Value Measurements and Disclosures; in addition, this amendment requires enhanced disclosures regarding financial assets and liabilities that are recorded at fair value, (ii) FASB ASC 825-10-65-1 enhances consistency in financial reporting by increasing the frequency of fair value disclosures from an annual basis to interim periods, and (iii) FASB ASC 320-10-65-1 amended the accounting standards for Investments-Debt and Equity securities to provide additional guidance designed to create greater clarity and consistency in accounting for and presenting and disclosing impairment losses on securities. The Bank also adopted other accounting pronouncements as required throughout the year. The impacts on the Bank of adopting these pronouncements were mainly related to certain additional disclosures on derivative instruments and fair value for financial instruments, and the extension of certain annual disclosures to interim reporting periods.

Economic Environment

Reflecting the global financial and economic situation and its impact in our region, demand for Bank lending increased sig-

nificantly, exceeding the Bank's capability to satisfy such demand in the near term. Consequently, at the Annual Meeting in Medellin, Colombia, in March 2009, the Board of Governors mandated that Management present options to increase the Bank's lending capacity in the short term. Subsequently, the Bank approved three options to address the short-term lending constraint: (i) the elimination of a policy-based lending constraint, instead relying on the Bank's existing borrowing limits; (ii) the acceptance of an offer by Canada to increase its callable capital, on a temporary basis, by $4 billion; and (iii) the endorsement of the Bank's continued use of co-financing opportunities with third parties to make additional resources available to the region.

The capital adequacy position of the Bank remains strong in the face of the current financial turmoil, as indicated by the TELR (See calculation on Table 7). In addition, the liquidity levels are robust and in line with Bank policy. This has allowed the Bank to meet the increased demand for lending.

In order to further strengthen the Bank's capitalization and maintain the financial strength of the institution, the Board of Executive Directors increased the lending spread from 0.30% to 0.95% for the second semester of 2009 and the first semester of 2010.

The Bank's investment portfolio recovery started during the second quarter of 2009, as financial market conditions showed signs of improvement. During 2009, the trading investments portfolio experienced net mark-to-market gains of $528 million, compared to net mark-to-market losses of $1,605 million in 2008.

In 2008, given the global deterioration in equity markets, the Bank's pension and postretirement benefits assets experienced significant investment losses. As a result, pension and postretirement benefit costs are projected to be higher in 2010 and beyond. During 2009, the fair value of the plans' assets, a significant component of the plans' funded status, recovered a portion of the previous losses, resulting in an increase for the year of $558 million to $3,635 million at December 31, 2009.

Financial Highlights

Lending Operations: **Box 1** presents the Bank's lending summary and other selected financial data. Continuing the trend that started at the end of last year, the Bank had a significant increase in its lending operations during the year, reflected in the increase in loan approvals and net disbursements of $4.2 billion and $4.5 billion, respectively, as compared to 2008. Approved loans amounted to $15.3 billion[4] (148 operations), including $1.6 billion[4] (four operations) approved under the emergency lending and liquidity programs, compared to $11.1 billion (131 operations) and $900 million (two operations), respectively, in 2008. The substantial increase in loan approvals is largely driven by an increase in demand for the Bank's loans as a result of the current financial crisis. The undisbursed portion of approved loans increased to $21.6 billion at year-end 2009 from $19.8 billion at year-end 2008.

[4]Includes $800 million (two operations) of loan approvals under the Liquidity Program cancelled during the year.

During the year, one non-trade related guarantee without a sovereign counter-guarantee was approved for $10 million, similar to 2008. In addition, 105 trade finance guarantees in the aggregate amount of $187 million were issued (2008—136 guarantees in the aggregate amount of $203 million).

The portfolio of non-sovereign-guaranteed loans increased $0.5 billion to a level of $2.9 billion compared to $2.4 billion at December 31, 2008. In addition, the non-sovereign guarantees exposure decreased $36 million to $834 million compared to $870 million the previous year. As of December 31, 2009, 6.4% of outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program, were non-sovereign-guaranteed, compared to 6.3% at December 31, 2008.

In 2008, the Bank approved a non-sovereign-guaranteed loan in a borrowing member country, of which $288 million was disbursed; later the same year, the constitutional court of that country declared that the governmental decrees approving the Bank financing were unconstitutional. In 2009, the Congress of the member country approved a subsidy law that, among other matters, authorized the government to assume and prepay the loan in full. By virtue of the subsidy law, on December 15, 2009, such government prepaid the loan in full.

Total allowances for loan and guarantee losses amounted to $148 million at December 31, 2009 compared to $169 million in 2008. The decrease was substantially due to a decrease in the balance of non-sovereign-guaranteed loans classified as impaired. The Bank had non-sovereign-guaranteed loans with outstanding balances of $110 million classified as impaired at December 31, 2009 compared to $288 million at December 31, 2008. All impaired loans have specific allowances for loan losses amounting to $29 million.

Conversion of Single Currency Facility (SCF) and Currency Pooling System (CPS) Adjustable Rate Loans to LIBOR-Based Loans: As part of the Bank's effort to continue developing flexible, market-based products that enable borrowers to better manage their debt with the Bank, in January 2009, the Board of Executive Directors approved (i) an offer to borrowers to convert on specific dates, in 2009 and 2010, outstanding and undisbursed loan balances under the SCF- and CPS-adjustable rate products to USD LIBOR-based or fixed-base cost rate or any combination thereof; and (ii) the discontinuation of the SCF-adjustable rate product effective June 30, 2009. The CPS loans had been discontinued in 2003. As a result of the first tranche, conversions of $26.3 billion of outstanding loan balances were carried out at market rates with an effective date of August 1, 2009. In addition, the Bank executed interest rate and currency swaps for a total notional amount of approximately $9.7 billion. The execution was carried out on a competitive basis with various swap counterparties, allowing the Bank to diversify its swap exposure.

Borrowing Operations: In order to fund its increased loan demand, the Bank issued medium- and long-term debt securities for a total face amount of $17.9 billion equivalent (2008—$11.1 billion) that generated proceeds of $16.2 billion equivalent

(2008—$10.7 billion) and had an average life of 4.6 years (2008—4.8 years). Such debt securities were issued through a strategy of combining large global benchmark bonds with smaller transactions targeted to particular segments of demand.

Financial Results: Operating Income for 2009 was $1,294 million compared to an Operating Loss of $972 million in 2008. This income increase of $2,266 million was substantially due to higher net interest income of $2,250 million, resulting mainly from an increase in net investment income of approximately $2,142 million in the Bank's trading investment portfolio compared to 2008, and a credit for loan and guarantee losses of $21 million, compared to a provision of $93 million in 2008, which were partially offset by higher net non-interest expense of $112 million. During 2009, the Bank realized losses of $32 million (relative to purchased price), compared to $71 million in 2008. Except for a *de minimis* amount of principal losses during 2009 and an asset-backed commercial paper position with a fair value of $14 million which is in default since 2007, the investment portfolio continues to perform.

Loan charges are established periodically by the Board of Executive Directors as part of its review of the Bank's lending charges, in accordance with the applicable provisions of the Bank's policy on lending rate methodology for Ordinary Capital loans. During the first semester of 2009, the Board of Executive Directors maintained the same level of loan charges as the second semester of 2008, at 0.30% lending spread, 0.25% credit commission and no supervision and inspection fee. The lending spread was increased to 0.95% for the second semester of 2009 and the first semester of 2010.

While changes in interest rates will, over the long term, result in corresponding changes in operating income, the effect on a single year is relatively small due to the fact that equity is mostly funding fixed rate assets and that for debt-funded assets the interest rate exposure is mostly passed through to the borrowers or hedged through the use of derivative instruments.

With the election of the fair value option for a substantial number of the borrowings, the changes in fair value of the non-trading derivatives are significantly offset by the changes in the fair values of the associated borrowings. However, income volatility still results from changes in the Bank's credit spreads and swap basis spreads, which affect the valuation of borrowings and swaps, respectively, and the changes in fair value of lending swaps, which are not offset by corresponding changes in the fair value of loans as all the Bank's loans are recorded at amortized cost. Net unrealized losses on non-trading derivatives and borrowings measured at fair value were $500 million, compared to net unrealized gains of $950 million in 2008. The tightening of the Bank's credit spreads on the borrowings portfolio, as compared to 2008 year-end levels, resulted in losses of approximately $460 million for the year compared to gains of $939 million in 2008. In addition, the impact of changes in basis spreads was a loss of approximately $210 million, that was offset by unrealized gains on lending swaps of $216 million. (See Note P to the financial statements for further discussion on changes in fair value on non-trading portfolios).

Capital Adequacy: The Bank manages its financial condition by monitoring certain financial ratios, in particular the TELR. The TELR at December 31, 2009, was 34.2% compared with 35.3% at December 31, 2008, with the decrease mainly due to an increase in loans outstanding and net guarantee exposure of $6.8 billion, partially compensated by an increase in equity used in the TELR of $1.8 billion. This increase in equity reflects mostly Operating Income of $1,294 million and the effect of the increase in the funded status of the postretirement benefit plans of $506 million.

The Bank accepted an offer from Canada to increase its callable capital by $4 billion, on a temporary basis. In August 2009, Canada subscribed to 334,887 shares of non-voting callable capital stock, thereby increasing Canada's total subscription to the Bank's Ordinary Capital to 669,774 shares. Accordingly, the authorized ordinary capital stock of the Bank was increased by an amount of $4,039.9 million to a total of $104,980.0 million represented by 8,702,335 shares authorized and subscribed. The paid-in capital stock of the Bank remained unchanged. Additionally, the terms and conditions of Canada's subscription stipulate that the subscription is on a temporary basis, with Canada required to transfer 25% of the shares back to the Bank on each of the dates that is five, six, seven and eight years from the subscription date.

Postretirement Benefits: At December 31, 2009, the Balance Sheet shows net postretirement benefit assets of $105 million compared to postretirement benefit liabilities of $410 million at December 31, 2008. The increase in the funded status of the plans of $515 million reflects an increase in the plans' assets of $558 million, mostly resulting from a recovery of previous mark-to-market losses. At December 31, 2009, the pension plans and postretirement benefits plan assets represented 107% and 94%, respectively, of the benefit obligations compared with 91% and 82%, respectively, at the end of the prior year. For further information refer to Note Q of the financial statements.

Box 1: Selected Financial Data

The following information is based upon, and should be read in conjunction with, the detailed information appearing in this Information Statement.

(Amounts expressed in millions of United States dollars)

	Years ended December 31,				
	2009	2008	2007	2006	2005
Operational Highlights					
Loans and guarantees approved[1]	$ 15,278	$11,085	$ 8,577	$ 5,632	$ 6,448
Gross loan disbursements	11,424	7,149	6,725	6,088	4,899
Net loan disbursements[2]	6,882	2,409	1,460	(2,527)	(325)
Balance Sheet Data					
Cash and investments-net[3], after swaps	$ 20,204	$16,371	$16,301	$16,051	$13,717
Loans outstanding	58,049	51,173	47,954	45,932	48,135
Undisbursed portion of approved loans	21,555	19,820	16,428	16,080	17,000
Total assets	84,006	72,510	69,907	66,475	65,382
Borrowings outstanding, after swaps	57,697	47,779	45,036	43,550	43,988
Equity					
Callable capital stock[4]	100,641	96,599	96,613	96,613	96,613
(of which, subscribed by United States, Japan, Canada and the other nonregional members)	52,329	48,287	48,302	48,302	48,302
Paid-in capital stock	4,339	4,339	4,340	4,340	4,340
Retained earnings[5]	16,335	15,105	16,013	15,468	14,387
Total equity	20,674	19,444	20,353	19,808	18,727
Income Statement Data					
Loan income, after swaps	$ 2,002	$ 2,355	$ 2,436	$ 2,466	$ 2,413
Investment income (loss)	831	(973)	487	619	403
Borrowing expenses, after swaps	951	1,764	2,135	2,070	1,733
Loan and guarantee loss provision (credit)	(21)	93	(13)	(48)	(14)
Net non-interest expense	609	497	518	436	385
Operating Income (Loss)	1,294	(972)	283	627	712
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	(500)	950	(149)	(384)	50
Net income (loss)	794	(22)	134	243	762
Ratios					
Net borrowings[6] as a percentage of callable capital stock subscribed by United States, Japan, Canada and the other nonregional members	74.1%	69.3%	61.2%	57.9%	63.5%
Interest coverage ratio[7]	2.36	0.45	1.13	1.30	1.41
Total equity[8] to loans[9] ratio (TELR)	34.2%	35.3%	40.2%	40.8%	37.3%
Cash and investments as a percentage of borrowings outstanding, after swaps	35.0%	34.3%	36.2%	36.9%	31.2%
Returns and Costs, after swaps					
Return on:					
Average loans outstanding	3.75%	4.85%	5.35%	5.22%	5.04%
Average liquid investments[10]	4.29%	(5.27%)	2.93%	4.39%	3.29%
Average earning assets	3.89%	2.14%	4.69%	5.02%	4.68%
Average cost of:					
Borrowings outstanding during the year	1.78%	3.84%	4.92%	4.78%	4.07%
Total funds available	1.32%	2.66%	3.36%	3.40%	2.92%

[1] In 2009, includes $800 million of loan approvals cancelled during the year.
[2] Includes gross loan disbursements less principal repayments.
[3] Net of payable and receivable for investment securities purchased or sold and payable for cash collateral received.
[4] In 2009, includes $4,039.9 million capital subscription received from Canada for 334,887 shares of non-voting callable capital stock redeemable from 2014 to 2017.
[5] Includes Accumulated other comprehensive income.
[6] Borrowings (after swaps) and gross guarantee exposure, less qualified liquid assets (after swaps) and the special reserve assets.
[7] The interest coverage ratio is computed using Operating Income (Loss).
[8] Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members (but not net payable to members) and the cumulative effects of net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value.
[9] Includes loans outstanding and net guarantee exposure.
[10] Geometrically-linked time-weighted returns.

DEVELOPMENT OPERATIONS

General

The Bank offers loans and guarantees to the governments, as well as governmental entities, enterprises, and development institutions of its borrowing member countries to help meet their development needs. Loans and guarantees may also be made directly to private sector entities carrying out projects in the territories of borrowing member countries or sub-sovereign entities, without a sovereign guarantee and in all sectors, provided they meet the Bank's lending criteria. The Bank also provides financing to borrowing member countries for non-reimbursable and contingent recovery assistance that is aligned with its overall strategy for the region.

Development Objectives

The Bank's two main goals are to promote sustainable growth, as well as poverty reduction and social equity. To attain these goals, the Bank focuses its work on four priority areas:

- Fostering competitiveness through support for policies and programs that increase a country's potential for development in an open global economy.
- Modernizing the state by strengthening the efficiency and transparency of public institutions.
- Investing in social programs that expand opportunities for the poor.
- Promoting regional economic integration by forging links among countries to develop larger markets for their goods and services.

Lending Cycle

The process of identifying and assessing a project and approving and disbursing a loan often extends over several years, depending on the nature, objective and purpose of the individual project. However, on numerous occasions the Bank has shortened the preparation and approval cycle in response to emergency situations such as natural disasters or economic crises. Generally, the Bank's operational staff (economists, engineers, financial analysts and other sector and country specialists) assess the projects. With certain exceptions, the Bank's Board of Executive Directors must approve each loan.

Loan disbursements are subject to the fulfillment of conditions set forth in the loan agreement. During implementation of the Bank-supported operations, experienced Bank staff review progress, monitor compliance with Bank policies and assist in resolving any problems that may arise. An independent Bank unit, the Office of Evaluation and Oversight, pursuant to an annual work plan approved by the Board of Executive Directors, evaluates some operations to determine the extent to which they have met their major objectives, and these evaluations are reported directly to the Board of Executive Directors.

The Bank's lending operations conform to certain principles that, when combined, seek to ensure that loans made to member countries are for financially and economically sound purposes to which these countries have assigned high priority, and that funds lent are utilized as intended. These principles are detailed in **Box 2**.

Loans

The Bank's sovereign-guaranteed lending generally falls into one of two categories: investment loans for specific projects, including

Box 2: Lending Operations Principles

(i) The Bank makes sovereign-guaranteed loans and guarantees primarily to the public sector governments, as well as governmental entities, enterprises, and development institutions of its borrowing members. In addition, the Bank makes non-sovereign-guaranteed loans and guarantees to eligible entities.

(ii) Loan applicants must submit a detailed proposal to the Bank specifying the technical, economic and financial merits of the project. The proposal must include an evaluation of the project's expected environmental risks or impact and proposed mitigation measures as well as its impact on women and indigenous groups, as applicable.

(iii) The Bank neither renegotiates nor takes part in debt rescheduling agreements with respect to its sovereign-guaranteed loans.

(iv) Loan agreements typically include a negative pledge clause that generally prohibits a borrower from creating any encumbrances on its assets or revenues with respect to its foreign currency debt, unless the Bank is equally and proportionally secured. The Board of Executive Directors has granted limited waivers in the past.

(v) In making loans, the Bank evaluates the capacity of the borrower to carry out its financial obligations under the loan agreement, the prevailing macroeconomic climate and debt burden of the country, and policy and institutional issues relevant to the loan.

(vi) The Bank considers the ability of the borrower to obtain private financing under reasonable terms and conditions. The Bank serves as a catalyst to promote private investment, not to compete with it.

(vii) The use of loan proceeds is supervised. Bank staff monitor and supervise the on-going progress with respect to the development objectives of each operation through the Bank's Country Offices in each of its 26 borrowing member countries, and fiduciary arrangements are in place to ensure proper use of Bank resources to achieve the operation's objectives.

loans to intermediaries for on-lending purposes, or policy-based loans. Investment lending is generally used to finance goods, works and services in support of economic and social development projects in a broad range of sectors. Policy-based lending generally supports social, structural and institutional reforms with the aim of improving specific sectors of the borrowers' economies and promoting sustainable growth. These loans support the following economic sectors: energy, industry and mining, agriculture and fisheries, transportation and communications, trade finance, education, science and technology, water, sanitation and health, tourism, urban development, planning and reform, modernization of the state and the environment, as well as project preparation. The Bank has also instituted emergency lending and liquidity programs to address financial or economic crises.

In November 2008, the Board of Governors approved the creation of the Liquidity Program, a program for loans approved by December 31, 2009 within the Bank's emergency lending category, of up to $6 billion, designed to help borrowing member countries address the effects of the current international financial crisis on the region's economic and social progress by protecting the flow of credit to the economy through financial institutions.

In August 2009, the Board of Governors approved a reduction in the revolving aggregate amount of emergency lending from $6 billion to $3 billion.

In addition, the Bank lends directly to eligible entities without a sovereign guarantee for the financing of investments for transactions in all sectors, subject to an exclusion list. These loans and guarantees are made on the basis of market-based pricing, are subject to certain eligibility requirements and their aggregate outstanding volume cannot exceed 10% of the Bank's outstanding loans and guarantees, excluding emergency lending and loans under the Liquidity Program. Such non-sovereign-guaranteed loans and guarantees are also subject to certain limits, including a ceiling on financing the lesser of $200 million or 50% of the total project cost for expansion projects and credit guarantees, subject to such financing not exceeding 25% (certain countries 40%) of a company's total capitalization of debt and equity, and 25% of the total project cost (certain countries 40%) for new projects. The Bank can also provide political risk guarantees of up to the lesser of $200 million or 50% of the total project cost. In exceptional circumstances, the Board of Executive Directors may approve loans and credit and political guarantees of up to $400 million. In addition, the Bank's maximum exposure to any single obligor for non-sovereign-guaranteed operations cannot exceed 2.5% of the Bank's equity at the time of approval.

Figure 1 presents a breakdown of approvals by loan type during the last five years. Over the past five years, sovereign-guaranteed investment lending per year has fluctuated between $3.1 billion and $10.1 billion, policy-based lending between $0.8 billion and $2.6 billion, and non-sovereign-guaranteed lending between $0.4 billion and $2.1 billion. Approvals under the Liquidity Program amounted to $0.9 billion and $1.1 billion[5] in 2008 and 2009, respectively. In addition, the Bank approved an emergency loan of $500 million in 2009.

[5]Includes $800 millon of loan approvals cancelled during the year.

Figure 1: LOAN APPROVALS BY TYPE
For the years ended December 31, 2005 through 2009
(Expressed in billions of United States dollars)


18
16
14
12
10
8
6
4
2
0
Total 6.4
0.4
1.0
5.0
Total 5.4
0.6
1.7
3.1
Total 7.7
1.2
0.8
5.7
Total 11.1
2.1
0.9
1.5
6.6
Total 15.3
1.0
0.5
2.6
10.1
2005
2006
2007
2008
2009
Sovereign-Guaranteed Investment
Sovereign-Guaranteed Policy-Based
Liquidity Program
Emergency Lending
Non-Sovereign-Guaranteed

As a continuation of the 2005–2008 new lending framework, in 2009, the Board of Governors approved lending limits of $33.4 billion for the four-year period from 2009 to 2012, including $9.8 billion and $7.6 billion, respectively, of policy-based loan approvals and disbursements.

During 2009, loan approvals totaled $15.3 billion[5] (2008—$11.1 billion). A summary of loan approvals by country during 2009 and 2008 appears in **Table 1**. The substantial increase in loan approvals is largely driven by the increase in demand for the Bank's loans as a result of the current financial crisis. By loan type, investment, policy-based, emergency, and Liquidity Program loan approvals increased $3.5 billion, $1.1

Table 1: LOAN APPROVALS BY COUNTRY[(1)]
For the years ended December 31, 2009 and 2008
(Expressed in millions of United States dollars)

COUNTRY	2009	2008
Argentina	$ 1,601	$ 1,186
Bahamas	—	100
Barbados	80	41
Belize	28	24
Bolivia	134	56
Brazil	2,959	3,303
Chile	57	581
Colombia	1,347	1,074
Costa Rica	45	860
Dominican Republic	992	40
Ecuador	505	50
El Salvador	327	544
Guatemala	645	279
Guyana	17	16
Honduras	50	79
Jamaica	401	205
Mexico	3,127	1,095
Nicaragua	92	40
Panama	705	600
Paraguay	224	82
Peru	447	215
Suriname	15	72
Trinidad and Tobago	49	25
Uruguay	326	383
Venezuela	1,000	—
Regional	95	125
Total	$15,268	$11,075

[(1)] Includes non-sovereign-guaranteed loans.

billion, $0.5 billion and $0.2 billion, respectively, and non-sovereign-guaranteed loan approvals decreased $1.1 billion.

At December 31, 2009, the total volume of outstanding loans was $58.0 billion, $6.8 billion higher than the $51.2 billion at December 31, 2008. This increase was mainly due to a higher level of loan disbursements ($11.4 billion) than collections ($4.5 billion, including prepayments of $0.5 billion). Undisbursed balances at December 31, 2009, totaled $21.6 billion, an increase of $1.7 billion from December 31, 2008. This change was mainly due to higher loan approvals than disbursements and cancellations.

During 2009, the portfolio of non-sovereign-guaranteed loans increased $0.5 billion to a level of $2.9 billion compared to $2.4 billion at December 31, 2008. In addition, the non-sovereign guarantee exposure decreased $36 million to $834 million compared to $870 million the previous year. As of December 31, 2009, 6.4% of outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program, were non-sovereign-guaranteed, compared to 6.3% at December 31, 2008.

Under the Agreement, the total amount of outstanding loans and guarantees may not exceed, at any time, the total amount of subscribed capital, plus reserves and surplus, exclusive of income assigned to certain reserves, including a special reserve to meet borrowings and guarantee obligations. At December 31, 2009, the total amount of loans outstanding and gross guarantee exposure as a percentage of the statutory lending limit of $118.2 billion, after excluding the cumulative effects of Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, was 49.9%.

A summary statement of loans outstanding by country at December 31, 2009 and 2008 is set forth in Appendix I-3 to the financial statements.

Financial Terms of Loans

Currently Available Financial Terms: The Bank currently offers market-based products that provide borrowers with flexibility to select terms that are compatible with their debt management strategy. **Table 2** presents the currently available financial terms for sovereign-guaranteed loans. As of December 31, 2009, the Bank offers two basic types of loans, each denominated in the currency or currencies chosen by the borrower, as available under the programs: SCF LIBOR-based loans and Local Currency Facility (LCF) loans. The Bank also offers emergency loans as well as loans under the Liquidity Program with sovereign guarantee.

Table 2: CURRENTLY AVAILABLE FINANCIAL TERMS OF LOANS WITH SOVEREIGN GUARANTEE

	Single Currency Facility	Local Currency Facility	Emergency Lending and Liquidity Program
Interest rate option	LIBOR-based loans[3]	Fixed-base cost, floating, inflation-linked, subject to market availability	LIBOR-based loans
Currencies offered	USD, EUR, JPY, CHF or a combination of these currencies	Any borrowing member currency, subject to market availability	USD
Cost Base	3-month LIBOR	Local currency equivalent of the USD projected funding cost or actual funding cost	6-month LIBOR
Funding Cost Margin	Weighted average cost margin of debt allocated to this product	Not applicable	Not applicable
Lending Spread[1][2]	95	95	400
Credit commission[1][2]	25	25	75
Supervision and inspection fee[1][2]	0	0	Not applicable
Front-end fee[1]	Not applicable	Not applicable	100
Maturity[4]	15–25 years	15–25 years, subject to market availability[5]	5 years
Grace Period[4]	For investment loans: 6 months after original disbursement period. For policy-based loans: 5 years.		3 years

[1] Loan charges expressed in basis points (bps).

[2] Loan charges on sovereign-guaranteed loans, excluding emergency lending and loans under the Liquidity Program, are established periodically by the Board of Executive Directors. In no case can the credit commission exceed 0.75% or the inspection and supervision fee exceed, in a given six-months period, the amount that would result from applying 1% to the loan amount divided by the number of six-month periods included in the original disbursement period.

[3] SCF LIBOR-based loan balances can be converted to fixed-base cost rate or the LCF, subject to certain conditions.

[4] For SCF "parallel loans" (a blending of loans from the Ordinary Capital and the FSO) maturity is 30 years and grace period is 6 years.

[5] The maturity of disbursements/conversions is limited by the tenors available in the market. When the maturity of the Bank's funding in local currency is shorter than the original maturity of the loan, partial maturity disbursements/conversions will be offered, such that borrowers have the option to roll over the balance at maturity of the original funding, subject to market availability and agreement on pricing. Alternatively, the Bank offers the ability to change the original amortization schedule at time of disbursement/conversion such that (i) the weighted average life (WAL) of the revised schedule does not exceed the original WAL of the loan and (ii) the final original maturity of disbursed/converted amounts does not exceed the final maturity of the loan.

The SCF LIBOR-based loans have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding cost, as well as the Bank's spread. The Bank also offers its borrowers an option to convert their SCF LIBOR loan balances to fixed-base cost rate.

Under the LCF, public and private sector borrowers have the option to receive local currency financing under three different modalities: i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. The use of these modalities is subject to the availability of the respective local currency and the appropriate risk mitigation instrument(s) in the financial markets. Outstanding loan balances in the LCF can carry a fixed-base cost, floating or inflation-linked interest rate. At December 31, 2009, the Bank had local currency loans outstanding of $1.5 billion, which were swapped back-to-back to United States dollars.

The Bank offers loans to eligible entities without sovereign guarantees, under various terms. Non-sovereign-guaranteed loans can be denominated in United States dollars, Japanese yen, euro, Swiss franc or local currency, and borrowers have the option of either fixed interest rate loans or floating rate loans. For floating rate loans, the interest rate resets every one, three or six months based on a LIBOR rate plus the lending spread. Lending spreads and fees are set on a case-by-case basis.

Conversion of SCF and CPS Adjustable Rate Loans to LIBOR-Based Loans: As part of the Bank's effort to continue developing flexible, market-based products that enable borrowers to better manage their debt with the Bank, in January 2009, the Board of Executive Directors approved (i) an offer to borrowers to convert on specific dates, in 2009 and 2010, outstanding and undisbursed loan balances under the SCF- and CPS-adjustable rate products to USD LIBOR-based or fixed-base cost rate or any combination thereof; and (ii) the discontinuation of the SCF-adjustable rate product effective June 30, 2009. The CPS-adjustable rate product was discontinued in 2003.

As a result of the first tranche, conversions of outstanding loan balances of $26.3 billion were carried out at market rates with an effective date of August 1, 2009, as follows: $1.6 billion of CPS converted to USD LIBOR-based rate, $5.4 billion of CPS to USD fixed-base cost rate, $1.2 billion of SCF to USD LIBOR-based rate, and $18.1 billion of SCF to fixed-base cost rate. Future disbursements on converted loans will carry the same fixed cost basis, which excludes the Bank's lending spread, over LIBOR determined at the time of execution of the conversion.

In addition, the Bank executed interest rate and currency swaps for a total notional amount of approximately $9.7 billion. The execution was carried out on a competitive basis with various swap counterparties, allowing the Bank to diversify its swap exposure.

Previously Available Financial Terms: Up to June 30, 2009, the Bank offered SCF adjustable rate loans with interest rates adjusted every six months to reflect the currency-specific effective cost during the previous six months of the pool of borrowings allocated to fund such loans, plus the Bank's lending spread. At December 31, 2009, these loans represented 7% (2008—45%) of loans outstanding.

In the past, the Bank also offered loans under the CPS. For these loans, the Bank maintains a targeted currency composition of 50% United States dollars, 25% Japanese yen and 25% European currencies. Loans approved prior to 1989 carry a fixed interest rate while loans approved from 1990 to 2003 carry an adjustable rate. The adjustable rate, which resets twice a year, represents the effective cost during the previous six months of a pool of borrowings allocated to fund such loans, plus the Bank's lending spread. At December 31, 2009, these loans represented 8% (2008—26%) of loans outstanding.

Up to June 2007, the Bank offered fixed rate and LIBOR-based U.S. Dollar Window Program loans with sovereign guarantee, destined for on-lending to private sector borrowers.

Table 3 presents a breakdown of the loan portfolio by loan product. For more information, see Appendix I-4 to the financial statements.

Table 3: LOANS OUTSTANDING BY LOAN PRODUCT
December 31, 2009 and 2008
(Amounts expressed in millions of United States dollars)

	2009		2008	
	Amount	**%**	**Amount**	**%**
SCF-adjustable	$ 4,158	7.2	$23,132	45.2
SCF-LIBOR-based	18,057	31.1	11,069	21.6
SCF-fixed-base cost	25,629	44.2	232	0.5
LCF	1,470	2.5	245	0.5
Emergency lending	300	0.5	40	0.1
Liquidity Program	116	0.2	37	0.1
Non-sovereign-guaranteed-fixed	514	0.9	319	0.7
Non-sovereign-guaranteed-floating	2,369	4.1	2,114	4.1
Currency Pooling System	4,665	8.0	13,117	25.6
U.S. Dollar Window	549	0.9	632	1.2
Others	222	0.4	236	0.4
Total	$58,049	100.0	$51,173	100.0

Of the $21.6 billion undisbursed loan balances at December 31, 2009, 74% pertains to the SCF-LIBOR based, 12% to the SCF-adjustable and 9% to the non-sovereign-guaranteed-floating portfolios.

The Bank uses currency and interest rate swaps in order to hedge exposures from loans where either a cost pass-through of the funding cost is not applicable or the currency of the loans is not the same as the one of the underlying funding.

Charges on Loans with Sovereign Guarantee (Excluding Emergency Lending and Loans under the Liquidity Program)
Loan charges are established periodically by the Board of Executive Directors as part of its review of the Bank's lending charges, in accordance with the applicable provisions of the Bank's policy on lending rate methodology for Ordinary Capital loans. The Bank's standard loan charges for sovereign-guaranteed loans, excluding emergency loans and loans under the Liquidity Program, consist of a lending spread of 0.30% per annum on

the outstanding amount, a credit commission of 0.25% per annum on the undisbursed amount of the loan, and no supervision and inspection fee. During the first semester of 2009, the Board of Executive Directors approved standard loan charges, the same level as the second semester of 2008. In order to further strengthen the Bank's capitalization and maintain the financial strength of the institution, the lending spread was increased to 0.95% for the second semester of 2009 and the first semester of 2010. **Table 4** shows loan charges prevailing during the periods indicated.

Table 4: LOAN CHARGES

	Lending spread %	Credit commission %	Supervision and inspection fee %
2007:			
First semester	0.15	0.10	—
Second semester ...	0.15	0.10	—
2008:			
First semester	0.15	0.10	—
Second semester ...	0.30	0.25	—
2009:			
First semester	0.30	0.25	—
Second semester ...	0.95	0.25	—

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the 10% limit established for non-sovereign-guaranteed operations, or with a member country sovereign counter-guarantee. These guarantees are denominated in United States dollars or in local currency.

As part of its non-sovereign-guaranteed lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage private sector infrastructure investments, local capital market development, and trade finance. The political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to noncommercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations or trade-finance transactions. The terms of all guarantees are specifically set in each guarantee agreement and are primarily tied to a project, the terms of debt issuances or trade-finance transactions. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee exposure is measured as the future guaranteed cash flows, net of reinsurance, when applicable, discounted to the current period.

During 2009, one non-trade-related guarantee without a sovereign counter-guarantee was approved for $10 million, similar to 2008. The Bank's Trade Finance Facilitation Program (TFFP) provides full credit guarantees without sovereign counter-guarantees on trade-finance transactions. This Program authorizes lines of credit in support of approved issuing banks, with an aggregate program limit of up to $1 billion outstanding at any time. During 2009, 105 trade-finance guarantees in the aggregate amount of $187 million were issued. This compares with 136 guarantees in the aggregate amount of $203 million issued in 2008.

As of December 31, 2009, guarantees of $988 million (2008—$1,035 million), including $97 million issued under the TFFP (2008—$141 million), were outstanding and subject to call. No guarantees have ever been called. The net present value of guarantee exposure on non-sovereign guarantees, net of reinsurance, which is the amount counted towards the non-sovereign-guaranteed operations 10% limit, was $834 million at December 31, 2009 (2008—$870 million).

LIQUIDITY MANAGEMENT

The Bank invests its liquid assets in highly rated securities and bank deposits. These instruments include obligations of highly-rated governments, government agencies, multilateral organizations, financial institutions, and corporate entities, including asset-backed securities. In addition, the Bank uses derivatives, mostly currency and interest rate swaps, to manage its investment portfolios.

Liquidity plays a key role in the management of the Bank's funding risks by addressing the risk that the Bank may not have adequate funds to meet both future loan disbursement and debt service obligations. The objective of liquidity management is to ensure that adequate resources are available to meet anticipated contractual obligations and to ensure uninterrupted financial operations in the event the Bank were to refrain from borrowing in response to unattractive market conditions or other constraints. The Bank's liquidity management principles are set forth in **Box 3**.

Box 3: Liquidity Management Principles

The primary objective in the management of the Bank's liquidity is to limit exposure to credit, market and liquidity risks. Within the constraints determined by this primary objective, the Bank strives to maximize returns on the invested asset portfolio while limiting the volatility of the Bank's net investment income, which is the spread between investment returns and funding costs.

The Bank manages its liquidity through financial policies, instruments and guidelines, which serve as the rules, procedures and tools that define the Bank's liquidity management. The Investment Resolution approved by the Board of Executive Directors provides the basic authority within which liquidity is invested. The Investment Guidelines approved by management establish the detailed operating, compliance and monitoring conditions for the implementation of the liquidity management. Both are designed to ensure that the Bank assesses market and credit risks, and establishes investment constraints consistent with the Bank's level of risk tolerance. For information concerning the management of risk exposures on liquidity see "Financial Risk Management" below.

Under the liquidity policy in effect through December 31, 2009, the Bank established yearly minimum and maximum liquidity levels, computed at 20% and 40%, respectively, of the projected year-end outstanding loan balance, and a desired level of 30%. For 2009, the liquidity level was established to range between $12 billion and $24 billion, with the midpoint of $18 billion being the desired level. At December 31, 2009, the Bank's liquidity (largely composed of net cash and investments, after swaps, minus short-term borrowings and borrowing countries' local currency cash balances) was $18.1 billion. During the year, liquidity averaged $17.3 billion compared to $14.7 billion in 2008.

In December 2009, the Board of Executive Directors approved a new liquidity policy that becomes effective on January 1, 2010. The new liquidity policy targets an investment portfolio sufficient to cover between six and twelve months of debt repayments and loan disbursements. The new policy allows Management to manage liquidity more dynamically based on the Bank's expected future cash flow needs. Furthermore, for the purposes of measuring the level of liquid holdings, neither the assets in the held-to-maturity (HTM) portfolio, nor any asset funded with debt from the discount notes program, will be considered.

The Bank has short-term borrowing facilities that consist of a discount note program and uncommitted borrowing lines from various commercial banks. Discount notes are issued in amounts of not less than $100,000, with maturities of no more than 360 days. These funding facilities are used to manage short-term cash flow needs.

Liquid investments are maintained in three distinct subportfolios: transactional and operational (trading investments portfolio) and HTM, each with different risk profiles and performance benchmarks. The transactional portfolio is used to meet the day-to-day cash flow requirements. The operational portfolio holds the majority of the Bank's liquid holdings. The HTM portfolio consists primarily of the special reserve assets.

Investments of up to 10% of the portfolio may be contracted out to external managers. At December 31, 2009, the Bank had investments of $566 million (2008—$554 million) managed by external firms.

The returns of the liquid investment portfolios in 2009 and 2008 are shown in **Table 5.** Positive yield levels in the trading investments portfolio in 2009, as compared to negative yields in 2008, are primarily due to an improvement in the financial markets which has resulted in mark-to-market investment gains compared to mark-to-market losses in 2008, as described below. HTM yields decreased during the year as a result of a lower interest rates environment.

Table 5: LIQUID INVESTMENT PORTFOLIOS[1]
December 31, 2009 and 2008
(Amounts expressed in millions of United States dollars)

	2009		2008	
Portfolio	**Ending Balance**	**Financial Return (%)[2][3]**	**Ending Balance**	**Financial Return (%)[2][3]**
Transactional	$ 5,066	0.40	$ 3,419	2.23
Operational	11,140	6.08	9,083	(10.34)
Held-to-Maturity	3,756	2.75	3,568	3.47
Overall Portfolio	$19,962	4.29	$16,070	(5.27)

[1] After swaps and net of payable and receivable for investment securities purchased or sold.
[2] Combined return for all currencies in each portfolio.
[3] Geometrically-linked time-weighted returns.

Performance and Exposure of Liquid Investments Portfolio
During 2009, many market indices and economic indicators started to show signs of improvement. However, as a result of the still weak global economic fundamentals and the ongoing deleveraging of financial institutions, market pricing for structured securities remained depressed.

The limited liquidity and high volatility in the markets has continued to affect the Bank's ability to mitigate its credit risk by selling or hedging its exposures. Valuations continue to be impacted by market factors, such as rating agency actions, and the prices at which actual transactions occur. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its investments, including external pricing services, independent dealer prices, and observable market yield curves.

The Bank continues to closely monitor the asset quality of its investments portfolio, analyzing and assessing the fundamental value of its securities, with a particular focus on its asset–backed and mortgage–backed securities. Furthermore, the Bank has taken significant steps to improve its risk management framework, including a revision of its investment guidelines, with an aim to avoid concentration risks of the kind that led to mark-to-market losses in specific asset classes that were particularly affected by the financial crisis.

In 2009, the Bank recognized $528 million of mark-to-market gains in its trading investments portfolio (2008—losses of $1,605 million), including $146 million (2008—losses of $9 million) mainly resulting from loss reversals recognized from repayments at par of $753 million (2008—$753 million) of securities previously marked down. These investment gains were substantially related to the $3.9 billion asset-backed and mortgage-backed securities portion of the portfolio. Although liquidity for this portion of the portfolio remains limited and valuations continue to be highly discounted, as of December 31, 2009, 56.1% is still rated AAA, 85.4% is rated investment grade (compared to 85.4% and 97.5%, respectively, in 2008), and except for a *de minimis* amount of principal losses during 2009 and an asset-backed commercial paper position with a fair value of $14 million which is in default since 2007, the portfolio continues to perform.

While there has been some downward ratings migration, it is important to note that rating agency changes lag market moves and events. Following the failure of Lehman Brothers in September 2008, there was a knock on effect in financial markets and in the real economy that led to the eventual downgrade of a significant portion of the securities held in the investment portfolios, particularly during the first half of 2009. These continued, though at a much slower pace, even after market prices started to recover later in the year. In addition, the lower per-

centage of AAA holdings at year end 2009 (versus year end 2008) is on what remains after repayments on these securities. During 2009, the Bank realized losses of $32 million, relative to purchase price, compared to $71 million in 2008.

The exposure for the whole investment portfolio amounted to $20.0 billion at December 31, 2009 compared to $16.2 billion at December 31, 2008. The quality of the overall portfolio continues to be high, as 75.3% of the credit exposure is rated AAA and AA, 13.3% carry the highest short-term ratings (A1+), 7.2% is rated A, and 4.2% is rated below A/A1+. **Table 6** shows a breakdown of the trading investments portfolio at December 31, 2009 and 2008 by major security class together with unrealized gains and losses included in Income (loss) from Investments on securities held at the end of the respective year.

Table 6: TRADING INVESTMENTS PORTFOLIO BY MAJOR SECURITY CLASS
December 31, 2009 and 2008
(Amounts expressed in million of United States dollars)

	2009		2008	
Security Class	Fair Value[1]	Unrealized Gains (Losses)[2]	Fair Value[1]	Unrealized Gains (Losses)[2]
Obligations of the United States Government and its corporations and agencies	$ 819	$ —	$ 1,157	$ 5
U.S. government-sponsored enterprises	540	3	1,539	4
Obligations of non-U.S. governments and agencies	6,574	17	771	2
Bank obligations	4,458	57	4,796	(99)
Corporate securities	49	7	199	(2)
Mortgage-backed securities	2,337	195	2,492	(1,079)
Asset-backed securities	1,558	103	1,715	(427)
Total trading investments	$16,335	$382	$12,669	$(1,596)

[1] Includes accrued interest of $31 million and $56 million in 2009 and 2008, respectively, presented in the Balance Sheet under Accrued interest and other charges.
[2] Represents unrealized gains and losses included in Income from investments for the corresponding year.

Contractual Obligations

In the normal course of business, the Bank enters into various contractual obligations that require future cash payments. The most significant contractual obligations relate to the repayment of borrowings. The maturity structure of medium- and long-term borrowings outstanding at December 31, 2009 is presented in Appendix I-5 to the financial statements. In addition, the Bank has a number of other obligations to be settled in cash, which are reflected in its financial statements, including undisbursed loans, short-term borrowings, payable for currency and interest rate swaps, and payable for investment securities purchased.

SOURCES OF FUNDS

Equity

Total equity at December 31, 2009, was $20.7 billion compared with $19.4 billion at December 31, 2008. The increase of $1.3 billion primarily reflects the Operating Income for the year of $1,294 million and other comprehensive income of $436 million (essentially composed of the effect of the increase in the funded status of the Bank's pension and postretirement benefit plans of $506 million, partially offset by negative translation adjustments of $72 million), which were partially offset by Net unrealized losses on non-trading derivatives and borrowings measured at fair value of $500 million.

The Bank's equity base plays a critical role in securing its financial objectives, enabling the Bank to absorb risk out of its own resources and protecting member countries from a possible call on callable capital stock. For risk management purposes, the Bank monitors equity as defined and utilized in the TELR, which measures the adequacy of its risk-bearing capacity. **Table 7** presents the composition of this measure at December 31, 2009 and 2008. See "Financial Risk Management—Credit Risk—Capital Adequacy Framework" below, for more information on the TELR.

As presented in **Table 7**, the TELR decreased from 35.3% at December 31, 2008, to 34.2% at December 31, 2009. The decrease was mainly due to an increase of $6.8 billion in loans outstanding and net guarantee exposure, partially offset by an increase in equity used in the TELR of $1.8 billion, mostly resulting from Operating Income of $1,294 million and the effect of the increase in the

Table 7: TOTAL EQUITY TO LOANS RATIO
December 31, 2009 and 2008
(Amounts expressed in millions of United States dollars)

	2009	2008
Equity		
Paid-in capital stock	$ 4,339	$ 4,339
Retained earnings:		
General reserve[1]	13,766	12,542
Special reserve[1]	2,569	2,563
Plus:		
Allowances for loan and guarantee losses	148	169
Minus:		
Borrowing countries' local currency cash balances	131	131
Net receivable from members[2]	—	52
Cumulative net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	528	1,026
Equity used in Total Equity to Loans Ratio	$20,163	$18,404
Loans outstanding and net guarantee exposure	$58,935	$52,095
Total Equity to Loans Ratio	34.2%	35.3%

[1] Includes Accumulated other comprehensive income.
[2] Excludes Net payable to members, when applicable.

funded status of the Bank's pension and postretirement benefit plans of $506 million. Despite the decrease, the TELR has held within the policy range of 32% to 38%. **Figure 2** shows that prior to 2007, the TELR had increased steadily as a result of the growth in the equity base and lower loans outstanding. From 2008, the TELR reflects the increase in Bank loans to the region.

Figure 2: TOTAL EQUITY TO LOANS RATIO


44%
38%
32%
26%
37.3%
40.8%
40.2%
35.3%
34.2%
2005
2006
2007
2008
2009

Capitalization

Shareholders' support for the Bank is reflected in the capital backing it has received from its members. At December 31, 2009, subscribed capital stock was $105.0 billion (2008—$100.9 billion), of which $4.3 billion had been paid-in and $100.6 billion was callable.

Paid-in and callable capital stock subscriptions are payable as follows:

Paid-in Capital Stock: Each subscription to paid-in capital stock has been paid, in whole or in part, in gold, United States dollars, or the currency of the respective member country. In the case of most payments made in the currency of the respective member country, the member country has made arrangements satisfactory to the Bank to assure that, subject to the provisions of the Agreement, its currency will be freely convertible (or the member country has agreed to convert its currency on behalf of the Bank) into the currencies of other countries for the purposes of the Bank's operations. The Bank has accepted non-negotiable, non-interest-bearing demand obligations in lieu of the immediate payment of all or a part of the member's subscription to the paid-in capital stock. Under the Agreement such obligations are accepted where currencies are not required for the Bank's operations.

Callable Capital Stock: The callable portion of the capital stock subscriptions is subject to call only when required and to the extent necessary to meet the obligations of the Bank on borrowings of funds or guarantees. In the event of a call, payment may be made at the option of the member in gold, United States dollars, fully convertible currency of the member country or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. Calls are required to be uniform, but obligations of the members of the Bank to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet the Bank's obligations. However, no member could be required on any such call to pay more than the unpaid balance of its capital stock subscription. No call has ever been made on the Bank's callable capital stock.

At December 31, 2009, the total subscription of the United States, the Bank's largest shareholder, was $30.3 billion, of which the United States had paid $1.3 billion as subscriptions to the Bank's paid-in capital stock. Of the United States' callable capital stock subscription of $29.0 billion, $3.8 billion had been fully authorized and appropriated, without fiscal year limitation, by United States legislation, and no further appropriation is necessary to enable the Secretary of the Treasury to pay this amount if any part were to be called to meet obligations of the Bank. The balance of the United States' callable capital stock subscription, $25.2 billion, has been authorized by the United States Congress but not yet appropriated. In 1979, in connection with the United States' subscription to an increase in the callable capital stock, the Bank obtained an opinion of the General Counsel of the Treasury stating that appropriations were not legally required to back subscriptions to such callable capital stock unless and until payment was required of the United States on a call made by the Bank. The opinion further states that an appropriation is not required to make United States callable capital stock subscriptions, authorized by United States legislation, binding obligations backed by the full faith and credit of the United States, and that an obligation contracted by the United States pursuant to a Congressional grant of authority for constitutional purposes is fully binding on the United States notwithstanding that a future appropriation might be necessary in order to fund that obligation.

Temporary Increase in Canada's Callable Capital: In order to expand its Ordinary Capital's short-term lending envelope, in 2009 the Bank accepted an offer by Canada to increase its callable capital by $4 billion, on a temporary basis, thus allowing the Bank to expand its borrowing capacity (and thus its lending capacity) by the same amount.

On August 17, 2009, the Bank received from Canada a letter of subscription for 334,887 shares of non-voting callable capital stock, thereby increasing Canada's total subscription to the Bank's Ordinary Capital to 669,774 shares. Accordingly, effective on this date, the authorized ordinary capital stock of the Bank was increased by an amount of $4,039.9 million to a total of $104,980.0 million represented by 8,702,335 shares, authorized and subscribed. The paid-in capital stock of the Bank remained unchanged. Additionally, the terms and conditions of Canada's subscription of August 17, 2009 stipulate that the subscription is on a temporary basis, with Canada required to transfer 25% of the shares back to the Bank on each of the dates that is five, six, seven and eight years from the subscription date.

Membership of the People's Republic of China: On January 12, 2009, the People's Republic of China became the 48th member of the Bank and subscribed to eight shares of paid-in capital and 176 shares of callable capital.

Capital Increase: During 2009, the Board of Governors instructed Management to review the need for a general capital increase of the Ordinary Capital and a replenishment of the FSO. Management presented the requested information to the Committee of the Board of Governors in October of 2009 and the Governors formed a working group of Governors that continues to review the Bank's needs and consider a proposal for a capital increase of the Ordinary Capital and a replenishment of the FSO.

Borrowings

The Bank raises funds in the international capital markets primarily through the issuance of debt securities. To diversify its sources of funding, the Bank issues its debt securities in various currencies, maturities, formats, and structures to meet the needs of global institutional and retail investors. Under the Agreement, the Bank may borrow only with the approval of the member country in whose markets the debt securities are sold and the member country in whose currency the borrowings are denominated. In addition, the Bank is required to obtain the agreement of each such member country that the proceeds may be exchanged by the Bank for the currency of any other member country without restriction. The Bank's borrowing policy is summarized in **Box 4**.

Box 4: Borrowing Policy

The Bank's policy is to limit the amount of its Net Borrowings to the subscribed callable capital stock of its non-borrowing member countries (the United States, Japan, Canada and the other nonregional members). Net Borrowings is the amount of borrowings (after swaps), plus gross guarantee exposure, less qualified liquid assets and the special reserve assets. Special reserve assets can only be used for meeting the Bank's obligations on borrowings and guarantees. As of December 31, 2009, Net Borrowings represented 74.1% of the subscribed callable capital stock of the non-borrowing member countries compared to 69.3% in 2008. Accordingly, the unused borrowing capacity at the end of the year amounted to $13.5 billion, compared to $14.8 billion in 2008.

The objectives of the Bank's borrowing strategy are to secure long-term capital market access, volume and cost effectiveness. The Bank uses derivatives, mostly currency and interest rate swaps, for hedging purposes as part of its liability management to achieve the desired currency composition and interest rate structure as well as to lower its funding costs. The Bank closely monitors and regulates its activities with dealers and counterparties (see "Financial Risk Management—Credit Risk—Commercial Credit Risk" below). The amount and timing of the Bank's borrowings are determined in part by loan disbursements, maturing debt and liquidity levels (see "Liquidity Management" above).

In 2009, the proceeds from medium- and long-term debt raised directly in financial markets amounted to $16.2 billion compared to $10.7 billion in 2008. The increase in borrowings was primarily due to higher loan demand. Borrowing operations for 2009 and 2008 are summarized in **Table 8**.

Table 8: SUMMARY OF ANNUAL BORROWING OPERATIONS
For the years ended December 31, 2009 and 2008
(Amounts expressed in millions of United States dollars)

	2009	2008
Total medium- and long- term borrowings [1]	$16,240	$10,698
Average life (years) [2]	4.6	4.8
Number of transactions	81	76
Number of currencies	10	13

[1] Represents proceeds on a trade date basis.
[2] Average life calculated considering the weighted average probability of exercising call options, as applicable.

Borrowings raised in any given year are used for general operations, including loan disbursements and refinancing of maturing debt. In 2009, the Bank executed five strategic benchmark global bond issues (including its first ever floating rate benchmark bonds) denominated in United States dollars with two-, three-, five- and ten-year maturities for a combined amount of $9.5 billion. Bonds denominated in borrowing member country currencies in the aggregate amount of $303 million were issued (2008—$175 million), composed of the following currencies: Brazilian reais—$246 million, Costa Rican colones—$15 million and Mexican pesos—$42 million (2008—Brazilian reais—$127 million and Chilean pesos—$48 million). In addition, the Bank transacted various bonds denominated in Australian dollars, Indonesian rupiah, New Zealand dollars, Swiss francs, South African rand, Turkish liras, and United States dollars.

New medium- and long-term borrowings by currency for 2009, as compared to 2008, are shown in **Figure 3**. In 2009 and 2008, all non-United States dollar borrowings were initially swapped into United States dollars.

The Bank strategically repurchases, calls or prepays its debt to reduce the cost of borrowings and the exposure to refunding requirements in a particular year, or to meet other operational needs. During 2009, the Bank called or repurchased $176 million of its borrowings (2008—$358 million).

Use of Derivatives: The Bank may enter into currency and interest rate swaps contemporaneously with borrowing transactions in order to convert the proceeds into euro, Japanese yen, Swiss francs or United States dollars and fixed or floating rate funding to meet its loan disbursement obligations. In 2009, except for $698 million, all the new fixed rate borrowings were initially swapped into United States dollars at floating rates, with conversion to fixed rate as well as euro and Japanese yen funding being carried out subsequently in accordance with funding requirements. **Figures 4** and **5** illustrate the effect of swaps on both the interest rate structure and currency composition of the medium- and long-term borrowing portfolio at December 31,

Figure 3: BORROWINGS BY CURRENCY[1]
For the years ended December 31, 2009 and 2008


2009
Others 2%
Latin American Currencies 2%
Swiss Francs 3%
Australian Dollars 9%
U.S. Dollars 84%
2008
Others 8%
South African Rand 3%
Latin American Currencies 2%
New Zealand Dollars 9%
Australian Dollars 11%
U.S. Dollars 67%

[1] Includes medium- and long-term borrowings, excluding swaps, and represents proceeds on a trade date basis.

Figure 4: EFFECTS OF SWAPS ON INTEREST RATE STRUCTURE OF OUTSTANDING BORROWINGS[1]
December 31, 2009


Borrowings, before swaps
Floating & adjustable 11%
Fixed 89%
Borrowings, after swaps
Fixed 17%
Floating 83%

[1] Medium- and long-term borrowings only.

Figure 5: EFFECTS OF SWAPS ON CURRENCY COMPOSITION OF OUTSTANDING BORROWINGS[1]
December 31, 2009


Borrowings, before swaps
Others 31%
Euro 5%
Japanese Yen 2%
Swiss Francs 1%
U.S. Dollars 61%
Borrowings, after swaps
Euro 7%
Japanese Yen 2%
Swiss Francs 1%
U.S. Dollars 90%

[1] Medium- and long-term borrowings only.

2009. More detailed information with respect to the Bank's borrowings and related derivatives is contained in Notes H, I, J and K and Appendix I-5 to the financial statements.

RESULTS OF OPERATIONS

Operating Income (Loss)

Operating Income (Loss) includes the net interest income (loss) on earning assets and the income contribution of the Bank's equity, other loan income, the provision (credit) for loan and guarantee losses and net non-interest expense. **Table 9** shows the breakdown of Operating Income (Loss) during the last three years.

Year 2009 versus 2008: The Operating Income for 2009 was $1,294 million compared to an Operating Loss of $972 million in 2008, an income increase of $2,266 million. This increase was substantially due to higher net interest income of $2,250 million and a credit for loan and guarantee losses of $21 million, compared to a provision of $93 million in 2008, which were partially offset by higher net non-interest expense of $112 million.

Table 9: OPERATING INCOME (LOSS)
(Expressed in millions of United States dollars)

	2009	2008	2007
Loan interest income	$1,934	$2,301	$2,404
Investment income (loss)[1]	831	(973)	487
	2,765	1,328	2,891
Less:			
Borrowing expenses	951	1,764	2,135
Net interest income (loss)	1,814	(436)	756
Other loan income	68	54	32
Other expenses (credits):			
Provision (credit) for loan and guarantee losses	(21)	93	(13)
Net non-interest expense	609	497	518
Total	588	590	505
Operating Income (Loss)	$1,294	$ (972)	$ 283

[1] Includes realized and unrealized gains and losses.

Year 2008 versus 2007: The Operating Loss for 2008 was $972 million compared to Operating Income of $283 million in 2007, an income reduction of $1,255 million. This reduction was substantially due to a decrease in net interest income of $1,192 million and a provision for loan and guarantee losses of $93 million, compared to a credit of $13 million in 2007.

Net Interest Income (Loss)

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective returns and costs for 2009, 2008, and 2007 are shown in **Table 10.**

Year 2009 versus 2008: The Bank had a net interest income of $1,814 million in 2009 compared to net interest loss of $436 million in 2008, an income increase of $2,250 million. This change was substantially due to an increase of $2,142 million in net investment income on the Bank's trading investments portfolio, resulting mostly from net mark-to-market investment gains of $528 million compared to mark-to-market losses of $1,605 million in 2008, and an increase in the amount of, and the interest margin generated by, the Bank's regular loans (generated by the increase in the lending spread on sovereign loans during the second semester of 2009), which was partially offset by the decrease in market interest rate.

Year 2008 versus 2007: The Bank had a net interest loss of $436 million in 2008 compared to net interest income of $756 million in 2007, an income reduction of $1,192 million. This reduction was mostly due to an increase of $1,316 million (2008—$1,596 million; 2007—$280 million) in unrealized losses on the Bank's trading investments portfolio, that was partially compensated by higher lending spreads in the second semester on sovereign-guaranteed loans (excluding emergency loans and loans under the Liquidity Program) and an increase in the amount of, and the interest margin generated by, the Bank's regular loans.

Net Non-interest Expense

The main components of net non-interest expense are presented in **Table 11.**

Table 11: NET NON-INTEREST EXPENSE
(Expressed in millions of United States dollars)

	2009	2008	2007
Administrative expenses			
Staff costs	$361	$332	$355
Consultant fees	70	69	61
Operational travel	24	22	20
Realignment expenses	11	5	55
Other expenses	76	73	73
Total gross administrative expenses	542	501	564
Less: Share of Fund for Special Operations	(12)	(62)	(64)
Net administrative expenses	530	439	500
Service fee revenues	(5)	(5)	(6)
Special programs	94	69	37
Other income	(10)	(6)	(13)
Net non-interest expense	$609	$497	$518

Table 10: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	2009		2008		2007	
	Average Balance	Return/Cost %	Average Balance	Return/Cost %	Average Balance	Return/Cost %
Loans [1]	$53,434	3.62	$48,589	4.74	$45,569	5.28
Liquid investments [2]	19,061	4.29	16,550	(5.27)	16,791	2.93
Total earning assets	72,495	3.80	65,139	2.20	62,360	4.65
Borrowings	53,372	1.78	46,007	3.84	43,349	4.92
Interest spread [3]		2.02		(1.64)		(0.27)
Net interest margin [3] [4]		2.50		(0.67)		1.21

[1] Excludes loan fees.
[2] Geometrically-linked time-weighted returns.
[3] Negative interest spread and net interest margin, as applicable, substantially due to mark-to-market investment losses resulting from the financial markets crisis.
[4] Represents net interest income (loss) as a percent of average earning assets.

Year 2009 versus 2008: Net non-interest expense increased by $112 million in 2009 mainly due to a reduction in the percentage of administrative expenditures charged to the FSO, as approved by the Board of Executive Directors ($50 million), an increase in Special programs of $25 million and an increase in staff costs of $29 million.

Year 2008 versus 2007: Net non-interest expense decreased by $21 million in 2008 mainly due to a reduction in realignment expenses ($50 million), that was partially offset by an increase in special programs expenditures ($32 million).

FINANCIAL RISK MANAGEMENT

As part of its development banking services, the Bank is exposed to credit risk (loan portfolio or country credit and commercial credit); market risk (interest rate, spread and exchange rate); liquidity risk (funding and liquidation); and operational risk.

Governance

The Bank conducts its operations within a framework of financial and risk management policies; uses only specifically authorized financial instruments and follows a well-defined risk management decision-making process.

The Bank manages its risks in accordance with the Agreement, and such other policies as are approved by its Board of Governors, its Board of Executive Directors and the Finance Committee composed of members of management. Three risk management units of the Bank—capital adequacy/ALM, treasury risk and credit risk—are combined in the Risk Management Office, which reports directly to the Executive Vice President. The Asset Liability Management Committee (ALCO) is the forum to consider risk and financial management issues in line with best risk management practices. This includes asset/liability management, capital adequacy, financial products (lending, investment, funding, etc.) and planning, treasury risk management, credit risk management, capital markets (i.e., funding and investments), liquidity management, loan management and accounting.

Credit Risk

Credit risk is the potential loss that could result from the default of borrowers (loan portfolio credit risk or country credit risk) or from the default/downgrade of investment, trading or swap counterparties (commercial credit risk). Substantially all of the Bank's loans are sovereign-guaranteed.

Loan Portfolio Credit Risk: Loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank has multiple sources of protection from loan portfolio credit risk, including an overall lending limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing loans and a policy for the maintenance of a loan loss allowance. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The credit quality of the sovereign-guaranteed loan portfolio as of December 31, 2009, as represented by the long-term foreign currency credit ratings assigned to each borrowing country by the rating agencies (generally, Standard & Poor's), is depicted in **Figure 6.**

Figure 6: CREDIT QUALITY OF SOVEREIGN-GUARANTEED LOAN PORTFOLIO REFLECTED IN RATINGS OF BORROWING MEMBER COUNTRIES December 31, 2009 and 2008


2009
B+ to B– 21%
Non-sovereign guaranteed 5%
CCC+ to C 4%
BB+ to BB– 26%
Investment grade 44%
2008
B+ to B– 22%
Non-sovereign guaranteed 5%
Selective default 3%
BB+ to BB– 26%
Investment grade 44%

Relative to December 31, 2008, **Figure 6** shows that the loans outstanding to sovereign borrowers rated at investment grade and BB+ to BB– levels remained unchanged at 44% and 26%, respectively. The relative amount of loans outstanding to sovereign borrowers rated at CCC+ to C category increased to 4% from 0.2%. The portfolio of loans outstanding in the non-sovereign-guaranteed category remained at 5% of the total. The relative amount of loans outstanding to sovereign borrowers in the B+ to B– category saw a decline to 21% from 22% of the total. No borrower was in selective default, which compares with 3% of the total portfolio at the year-end 2008. Note that the weighted average credit quality of the Bank's sovereign loan portfolio remains at the BB level.

The Bank's exposure reflects the overall size and concentration of the portfolio. Exposure is limited only by the Bank's

lending authority; there are no per-country lending limits. Taking into consideration the regional nature of the Bank's operations and the relative sizes of the economies of its borrowing members, the Bank expects to consistently have a concentrated portfolio. As shown in **Figure 7**, from 2008 to 2009, the loan portfolio concentration remained basically unchanged. About 69% of the total portfolio still is held by the five largest borrowers.

Figure 7: CONCENTRATION OF LOAN PORTFOLIO
December 31, 2009 and 2008


2009
1–5
69%
6–10
14%
11–15
8%
16–20
2%
21–25
1%
Regional 1%
Non-Sovereign-guaranteed 5%
2008
1–5
69%
6–10
14%
11–15
8%
16–20
2%
21–25
1%
Regional 1%
Non-sovereign-guaranteed 5%

Lending Limitation: The Bank's Agreement limits the total amount of outstanding loans and guarantees to the subscribed capital, plus reserves and surplus, exclusive of income assigned to certain reserves. However, the Bank's lending capacity is also limited by its borrowing policy.

Capital Adequacy Framework: The capital adequacy framework of the Bank consists of a credit risk model, a policy on capital adequacy and an associated loan pricing methodology. The framework allows the Bank to manage the risk inherent in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, while also offering its borrowers low and stable loan charges.

The Bank's economic capital is measured by the TELR, whose policy range of 32% to 38% was determined based on an analysis of the Bank's economic capital needs under various hypothetical financial stress scenarios.

Non-performing Loans: Except for non-sovereign-guaranteed loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. The Bank exercises its policy under a graduated approach as summarized in **Table 12.**

If loans made to a member country funded with resources of the FSO or of any other fund owned or administered by the Bank are non-performing, all loans made to or guaranteed by that member government are also considered non-performing. The Bank maintains a continuous dialogue with its borrowers to ensure prompt payment on all of its loans.

In the case of non-sovereign-guaranteed loans, a subcommittee of the ALCO determines when the loan is classified in nonaccrual status, which can happen anytime between 30 and 90 days of being overdue or, if special circumstances warrant, at any time prior to the expiry of 30 days.

Loan and Guarantee Loss Allowances: Because of the nature of its borrowers and guarantors, the Bank expects that each of its Ordinary Capital sovereign-guaranteed loans will be repaid. In addition, the Bank has had an essentially fully performing sovereign-guaranteed loan portfolio since its establishment. During the Bank's 50 years of history, only five borrowing countries have been in nonaccrual, for varying times during 1988–

TABLE 12: TREATMENT OF NON-PERFORMING SOVEREIGN-GUARANTEED LOANS

30 days after loan due date	The Bank suspends disbursements on the loan in arrears and all other loans to the borrower. The Bank informs the guarantor of the arrears by the borrower and requests prompt payment of the amount in arrears. No loan contract with a borrower in the country in question is signed by the Bank and no loan proposal is approved.
120 days after loan due date	The Bank suspends disbursements on all loans to the guarantor and guaranteed by the guarantor if the guarantor fails to pay the amounts due.
180 days after loan due date	The Bank places in nonaccrual status all loans for the country in question of which the government, the central bank or any government entity is a borrower or guarantor, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. Placement in nonaccrual status implies a reversal of all accrued income to date and no further income accumulation until all pending amounts are received. All Bank missions to the country intended for programming, preparing or processing of loans are suspended.

1992. The maximum aggregate balance in nonaccrual never exceeded 8% of total loans outstanding, and the Bank received the full principal and interest due on these loans. The Bank maintains allowances for loan and guarantee losses to recognize the probable losses inherent in its loan and guarantee portfolios, primarily related to non-sovereign-guaranteed operations. At December 31, 2009, the Bank had non-sovereign-guaranteed loans classified as impaired for $110 million (2008—$288 million). Pursuant to Bank policy, a credit for loan and guarantee losses of $21 million was recognized during 2009 (2008—provision of $93 million). Total allowances of $148 million were maintained at December 31, 2009 (2008—$169 million). The non-sovereign-guaranteed allowances for loan and guarantee losses were 3.7% of the corresponding combined outstanding portfolios (2008—4.7%).

Commercial Credit Risk: Commercial credit risk is the exposure to losses that could result from either the default or the downgrade by a credit rating agency of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, government agencies, multilateral organizations, financial institutions and corporate entities, including asset-backed securities. The Bank's process for controlling its commercial credit risk includes: a) specifying authorized investments; b) establishing approved lists of acceptable counterparties, issuers and dealers; c) defining acceptable credit rating limits; and d) specifying exposure limits and term limits for acceptable counterparties, issuers and dealers based on their size and creditworthiness.

As part of its regular investment, funding and asset and liability management activities, the Bank uses derivative instruments, primarily swaps, for hedging purposes. The use of derivatives is limited to authorized dealers and counterparties selected on the basis of conservative risk management policies. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable closeout netting provisions. These agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual thresholds. Counterparty exposure limits are calculated and monitored on the basis of potential credit exposures modeled throughout the life of each counterparty's portfolio. Simulation is used to model the complex interactions of market risk factors, the dynamics of the portfolio, and the impact of risk mitigation mechanisms such as collateral thresholds and termination triggers, to estimate the potential credit exposure. Monitoring the Bank's exposures and managing such risks are continuous processes. The Bank does not expect nonperformance by any of its swap counterparties.

The Bank treats current credit exposure as the replacement cost of the relevant derivative instrument. This is also referred to as replacement risk or the mark-to-market exposure amount. Mark-to-market exposure is a measure, at a point in time, of the value of a derivative contract in the open market. When the mark-to-market is positive, it indicates that the counterparty owes the Bank and, therefore, creates an exposure for the Bank. When the mark-to-market is negative, the Bank owes the counterparty and does not have replacement risk. When the Bank has more than one derivative transaction outstanding with a derivative counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, then the Bank's exposure to the counterparty is considered to be zero.

Figure 8 provides details of the estimated credit exposure on investments by issuer rating category. As of December 31, 2009, the exposure for the whole investment portfolio amounted to $20.0 billion, compared to $16.2 billion as of December 31, 2008. The credit quality of the investment portfolio continues to be high, as 75.3% of the issuers are rated AAA and AA, 13.3% carry the highest short-term ratings (A1+), 7.2% are rated A, and 4.2% are rated below A/A1+, compared to 84.9%, 1.6%, 12%, and 1.5%, respectively, in 2008. **Figure 9** provides details of the current credit exposure (netted by counterparty and after consideration of collateral held) on the swap portfolio, by counterparty rating category. Excluding collateral, the credit exposure from swaps increased from $2 billion at December 31, 2008 to $3 billion at December 31, 2009. This swap credit exposure is offset by collateral (U.S. Treasuries or cash) of $2.8 billion. Total uncollateralized swap exposure at December 31, 2009 was $0.3 billion, the same amount as in 2008.

Figure 8: INVESTMENT CREDIT EXPOSURE BY ISSUER RATING
December 31, 2009 and 2008


2009
Below A/A1+ 4.2%
A1+ 13.3%
A 7.2%
AA 23.1%
AAA 52.2%
2008
Below A/A1+ 1.5%
A1+ 1.6%
A 12.0%
AA 26.4%
AAA 58.5%

Figure 9: SWAPS CREDIT EXPOSURE BY COUNTERPARTY RATING
December 31, 2009 and 2008


2009
A
8.6%
AA
91.4%
2008
AA
86.5%
A
13.5%

Market Risk

The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, that are mitigated through its integrated asset and liability management framework.

Asset and Liability Management: The objective of asset and liability management is to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting liquidity and each lending product in accordance with the particular requirements for that product and within prescribed risk parameters. The Bank employs derivatives to manage its asset and liability exposures by aligning the characteristics of its assets and liabilities.

Interest Rate Risk: The Bank is exposed to two potential sources of interest rate risk. The first is the exposure to changes in the net spread between the rate earned on assets and the cost of borrowings that fund those assets. The second is the exposure to changes in the income earned on the portion of the assets funded with equity.

The Bank mitigates its exposure to net spread changes through either a cost pass-through formulation, calculated on an actual or estimated basis, incorporated in the lending rates charged or hedges of related interest rate exposures. The cost pass-through loans account for 93% of the existing outstanding loan portfolio as of December 31, 2009; the remaining 7% are emergency and Liquidity Program loans, non-sovereign-guaranteed loans and fixed-rate loans. Some of the cost pass-through loans (i.e., the adjustable rate loans) pose some residual interest rate risk given the six-month lag inherent in the lending rate calculation (see "Development Operations—Financial Terms of Loans" above). The Bank funds and invests its liquidity at matching rate structures using specific duration gap constraints, thus avoiding any undue exposure to interest rate risk.

The Bank mitigates its exposure to equity-induced income changes by investing these funds in assets with stable returns. While changes in interest rates will, over the long term, result in corresponding changes in the return on equity, the effect on a single year is relatively small due to the fact that equity is mostly funding fixed rate assets and that for debt-funded assets the interest rate exposure is mostly passed through to the borrowers or hedged through the use of derivative instruments.

Exchange Rate Risk: In order to minimize exchange rate risk in a multicurrency environment, the Bank matches, on an after-swap basis, its borrowing obligations in any one currency with assets in the same currency, as prescribed by the Agreement. In addition, the Bank's policy is to minimize the exchange rate sensitivity of its TELR by performing periodic currency conversions to maintain the currencies underlying its equity and allowances for loan and guarantee losses aligned with those of the outstanding loans and net guarantee exposure. In order to minimize currency misalignments, the Bank also aligns the currency composition of the special reserve assets with that of its outstanding borrowings.

Figure 10 presents the currency composition of the Bank's assets and liabilities (after swaps) at the end of 2009 and 2008.

Liquidity Risk

Liquidity risk arises from the general funding needs of the Bank's activities and in the management of its assets and liabilities. It includes the risk of being unable to fund the portfolio of assets at appropriate maturities and rates (funding risk); the risk of being unable to liquidate a position in a timely manner at a reasonable price (liquidation risk); and the exacerbation of these two risks by having significant portions of a portfolio of assets or liabilities allocated to a specific type of instrument (concentration risk).

The Bank manages liquidity risk through its liquidity policy, asset-liability management policy and its short-term borrowing program. The Bank's liquidity policy determines a minimum amount of liquidity, which is designed to allow the Bank to refrain from borrowing for a period of time while continuing to meet its own obligations. The asset and liability management of the Bank, in addition to optimizing the allocation of equity and debt to fund the Bank's various assets, determines the proper term-duration gap between loans and debt to both lower funding costs and reduce refunding risk. Finally, under the short-term borrowing program, discount notes with maturities of less than one year are issued to manage short-term cash flow needs.

Figure 10: CURRENCY COMPOSITION OF ASSETS & LIABILITIES
December 31, 2009 and 2008


ASSETS — 2009
Swiss Francs 1%
Japanese Yen 2%
Euro 6%
U.S. Dollars 91%
LIABILITIES — 2009
Swiss Francs 1%
Japanese Yen 2%
Euro 7%
U.S. Dollars 90%
ASSETS — 2008
Swiss Francs 3%
Japanese Yen 6%
Euro 8%
U.S. Dollars 83%
LIABILITIES — 2008
Swiss Francs 3%
Japanese Yen 5%
Euro 9%
U.S. Dollars 83%

Operational Risk

Operational risk is the potential loss arising from internal activities or external events, caused by breakdowns in information, communication, physical safeguards, business continuity, supervision, transactions processing, pricing, cash and securities movements and settlement systems. In addition, operational risk includes fraud and failures in the execution of legal, fiduciary and agency responsibilities.

Within the Bank there are policies and procedures in place covering all significant aspects of operational risk. These include first and foremost the Bank's high standards of business ethics and its established system of internal controls. These are supplemented by the Bank's disaster recovery/contingency planning, the Information Disclosure Policy, client and project integrity due diligence procedures, and procurement and purchasing policies. Furthermore, the Bank is in the process of developing a framework to complement its current practices and enhance the coordination, assessment and reporting of operational risks across the different business units.

Internal Control Over Financial Reporting: The Bank follows the Committee of Sponsoring Organizations of the Treadway Commission Internal Control-Integrated Framework for its financial reporting, and has in place an annual process for management to report on the effectiveness of the internal control over financial reporting, and for the external auditors to audit and issue an opinion as to the effectiveness of the internal control over financial reporting. The management report and external auditors' opinion on internal control over financial reporting for 2009 are included in the financial statements.

ADDITIONAL REPORTING AND DISCLOSURE

Basis of Reporting

The financial statements are prepared in accordance with GAAP, which require management to make estimates and assumptions that affect the reported results (see Note B to the financial statements).

Critical Accounting Policies

The Bank believes that some of the more significant accounting policies it uses to present its financial results in accordance with GAAP involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Fair Value of Financial Instruments: The Bank uses fair value measurements to account for the trading investments portfolio, borrowings elected under the fair value option and all derivatives (mostly interest and currency swaps), and for disclosures of financial instruments. Fair values are based on quoted market prices when they are available. Otherwise, fair values are based on prices from external pricing services, where available, solicited broker/dealer prices or prices derived from alternative pricing models, utilizing discounted cash flows. Pricing models use inputs from market sources such as interest rate yield curves, currency exchange rates and option volatilities. These inputs have a significant effect on the reported fair values of assets and liabilities and related income and expenses. Management believes its measurements of fair value are reasonable given its processes for obtaining and prioritiz-

ing observable inputs (i.e. external prices and parameters) and the consistent application of this approach from period to period.

Changes in the fair value of trading securities and related derivatives are presented in Income from investments in the Statement of Income and Retained Earnings. The interest component of the changes in fair value of borrowings and lending and borrowing derivatives is recorded in Borrowing expenses and Income from loans, respectively. The remaining changes in fair value of these instruments are reported in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value. See Note P to the financial statements.

Loan and Guarantee Loss Allowances: The Bank maintains allowances for losses on its loan and guarantee portfolios at levels management believes to be adequate to absorb estimated losses inherent in the total portfolio at the balance sheet date. Setting the level of the allowances requires significant judgment. The use of different estimates or assumptions as well as changes in external factors could produce materially different provisions and allowance levels. Because of the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will be repaid. Accordingly, the level of its loan and guarantee loss allowances is relatively small and mainly related to the non-sovereign-guaranteed loan and guarantee portfolios.

Pension and Other Postretirement Benefits: The Bank participates along with the Inter-American Investment Corporation (IIC) in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between the Bank and the IIC based upon their employees' respective participation in the plans. Costs allocated to the Bank are subsequently shared between the Ordinary Capital and the FSO based on cost allocation formulas approved by the Board of Executive Directors. The underlying actuarial assumptions used to determine the projected benefit obligations and the funded status associated with these plans are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. For further details, refer to Note Q to the financial statements.

ADMINISTRATION AND GOVERNANCE OF THE BANK

The Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of one Governor and one Alternate Governor appointed by each member country. The Governor or Alternate Governor from each member country exercises the voting power to which that member country is entitled, each member country having 135 votes plus one vote for each voting share of the Bank's Ordinary Capital stock subscribed by that member. The Agreement, as amended, provides that subscriptions to the capital stock will not become effective if the result would be to reduce the voting power of (i) the regional developing countries below 50.005%; (ii) the United States below 30%; or (iii) Canada below 4% of the total voting power. This permits nonregional members to have a voting power of up to 15.995%, including approximately 5% for Japan. A list of the members at December 31, 2009, showing the voting power and the number of shares subscribed by each member, is set forth in the Statement of Subscriptions to Capital Stock and Voting Power (see Appendix I-7 to the financial statements). The Board of Governors holds regular annual meetings.

The Board of Executive Directors

The Board of Executive Directors consists of 14 Directors: one appointed by the United States, one elected by the Governor for Canada, three elected by the Governors for the nonregional member countries, and the remaining nine elected by the Governors for the borrowing member countries. Executive Directors are persons of recognized competence and wide experience in economic and financial matters. The members of the Board of Executive Directors also bring to the Bank valuable multicultural viewpoints that are consistent with its multilateral nature. Each Executive Director appoints an Alternate Executive Director who has full power to act for the Executive Director when he or she is not present. Executive Directors serve full-time, generally for three years.

The Board of Governors has delegated to the Board of Executive Directors all its powers except certain powers reserved to the Governors under the Agreement. Each Executive Director is entitled to cast the number of votes of the member country which appointed him or her, or, if elected, the number of votes that counted toward the election. All matters before the Board of Governors and the Board of Executive Directors are decided by a majority of the total voting power of the Bank, except in certain cases provided in the Agreement that require a higher percentage.

The Executive Directors have established several standing committees, including: the Audit Committee; the Budget and Financial Policies Committee; the Ethics Committee; the Human Resources and Board Matters Committee; the Policy and Evaluation Committee; and the Programming Committee.

The Board of Executive Directors, including its Committees, functions in continuous session at the principal offices of the Bank and meets as often as business requires. Unless otherwise decided by the Board, the Committees do not vote on issues before their consideration but rather make, when appropriate, recommendations to the Board of Executive Directors.

The following is an alphabetical list of the members of the Board of Executive Directors, the member countries by which they were appointed or elected and the Alternates appointed by the Executive Directors as of the date of this Information Statement:

Executive Directors	Alternates	Member Countries
Gustavo Arnavat (United States)	* (United States)	United States
Adina Bastidas (Venezuela)	Antonio De Roux (Panama)	Panama and Venezuela
Manuel Coronel Novoa (Nicaragua)	Carmen María Madríz (Costa Rica)	Belize, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua
Winston A. Cox (Barbados)	Richard Bernal (Jamaica)	The Bahamas, Barbados, Guyana, Jamaica and Trinidad and Tobago
Eugenio Díaz-Bonilla (Argentina)	Martín Bès (Argentina)	Argentina and Haiti
Alex Foxley (Chile)	Xavier Santillán (Ecuador)	Chile and Ecuador
Hans Hammann (Germany)	Francesca Manno (Italy)	Belgium, China, Germany, Israel, Italy, The Netherlands and Switzerland
Luis Hernando Larrazábal (Bolivia)	Marcelo Bisogno (Uruguay)	Bolivia, Paraguay and Uruguay
José Carlos Miranda (Brazil)	Sérgio Portugal (Brazil)	Brazil and Suriname
Cecilia Ramos Ávila (Mexico)	Muriel Alfonseca (Dominican Republic)	Mexico and Dominican Republic
Marc-Olivier Strauss-Kahn (France)	Elisabeth Gruber (Austria)	Austria, Denmark, Finland, France, Norway, Spain and Sweden
Yasusuke Tsukagoshi (Japan)	Gerry Duffy (United Kingdom)	Croatia, Japan, Portugal, the Republic of Korea, Slovenia and United Kingdom
Vinita Watson (Canada)	Peter Cameron (Canada)	Canada
Verónica Zavala (Peru)	Luis Guillermo Echeverri (Colombia)	Colombia and Peru

* Vacant

Audit Committee of the Board of Executive Directors: The primary responsibilities of the Audit Committee are to assist the Board of Executive Directors in overseeing the Bank's (i) financial reporting, (ii) risk management and internal control processes, (iii) internal and external audit functions, (iv) communications of senior management and the Executive Directors with the external auditors and (v) activities in promoting institutional integrity, including with regard to matters involving fraud and corruption. The Committee has responsibility for reviewing the performance of and recommending to the Board of Executive Directors (which, in turn, recommends to the Board of Governors) the appointment of the external auditor, as well as monitoring the external auditor's independence. The Committee also participates in the oversight of the internal audit function, including reviewing responsibilities, staffing, the annual internal audit plan and the effectiveness of the internal control audit function. The Audit Committee, which includes all the members of the Board of Executive Directors, meets regularly and as circumstances dictate, and may meet periodically in executive sessions with the Bank's management and the external auditors. The Committee may obtain advice and assistance from outside advisors as deemed appropriate to perform its duties and responsibilities.

Office of Evaluation and Oversight: The Office of Evaluation and Oversight, which reports directly to the Board of Executive Directors, undertakes independent and systematic evaluations of the Bank's strategies, policies, programs, activities, delivery support functions and systems, and disseminates the findings of such evaluations so that recommendations for improvement can be used in new operations. The Office of Evaluation and Oversight also provides oversight and support for the enhancement of the effectiveness of the Bank's evaluation system.

Principal Officers: The President is elected by the Board of Governors and is the institution's chief executive officer. Under the direction of the Board of Executive Directors, the President conducts the ordinary business of the Bank, assisted by the Executive Vice President and four Vice Presidents. The President also serves as the presiding officer at meetings of the Board of Executive Directors, and has no vote at such meetings, except when his vote is needed to break a tie.

The Executive Vice President is elected by the Board of Executive Directors and functions as the chief operating officer, supervising the four Vice Presidents and the senior staff. Under the direction of the Board of Executive Directors and the President, the Executive Vice President exercises such authority and performs such functions in the administration of the Bank as may be determined by the Board of Executive Directors and, in the absence or incapacity of the President, exercises the authority and performs the functions of the President.

The Vice President for Countries, the Vice President for Sectors and Knowledge, the Vice President for Finance and Administration, and the Vice President for Private Sector and Non-Sovereign-Guaranteed Operations are appointed by the Board of Executive Directors on the recommendation of the President of the Bank, and report to the Executive Vice President. Under the direction of the Board of Executive Directors, the President and the Executive Vice President, the Vice Presidents undertake the following responsibilities:

- The Vice President for Countries, the third ranking Bank official in order of precedence, is responsible for leading the dialogue and relationship of the Bank with all 26 borrowing member countries, assisted by four operations departments, and 26 country offices and the Operations Procurement Office. In the absence or incapacity of the President and the Executive Vice President, the Vice President for Countries exercises the authority and performs the functions of the President.
- The Vice President for Sectors and Knowledge is responsible for developing knowledge to support member countries in the design and execution of their development projects and programs, promoting integration and trade and developing a demand-driven learning program for staff skills in support of the Bank's business needs.
- The Vice President for Finance and Administration is responsible for mobilizing and managing the Bank's resources and the provision of support services, ensuring effective and efficient performance by the financial, legal, information technology, budget, and human resources staff.
- The Vice President for Private Sector and Non-Sovereign-Guaranteed Operations is responsible for coordinating the development and delivery of private sector and non-sovereign-guaranteed operational programs components of the IADB Group[6] and is in charge of the development and implementation of the Private Sector Integrated Business Plan, as well as the business plans of each of the three members of the IADB Group.

The following is a list of the principal officers of the Bank as of the date of this Information Statement:

Luis Alberto Moreno	President
Daniel M. Zelikow	Executive Vice President
Roberto Vellutini	Vice President for Countries
Santiago Levy	Vice President for Sectors and Knowledge
Manuel Rapoport	Vice President for Finance and Administration
Steven J. Puig	Vice President for Private Sector and Non-Sovereign Guaranteed Operations
Eduardo Lora	General Manager and Chief Economist, Department of Research, a.i.

[6] The IADB Group has three members that associate on activities concerning the development of the private sector: the IADB, the IIC and the Multilateral Investment Fund II (MIF). The IADB, the IIC and the MIF are distinct entities with separate ownership and financial resources. The IIC is a public international organization, and the MIF is a fund administered by the IADB. Each of the IIC and the MIF are described more fully in this Information Statement. None of these entities is responsible for the obligations of the others.

Carlos Hurtado	General Manager, Country Department Southern Cone
Alicia Ritchie	General Manager, Country Department Andean Group
Gina Montiel	General Manager, Country Department Central America, Mexico, Panama and Dominican Republic
Dora Currea	General Manager, Country Department Caribbean Group
Germán Quintana	Secretary of the Bank
J. James Spinner	General Counsel
Edward Bartholomew	Finance General Manager and Chief Financial Officer
Luis Estanislao Echebarría	General Manager and Chief Development Effectiveness Officer, Office of Strategic Planning and Development Effectiveness
John R. Hauge	General Manager, Budget and Administrative Services Department
Hans Schulz	General Manager, Structured and Corporate Financing Department
Guillermo Miranda	General Manager, Human Resources Department
Simon Gauthier	General Manager and Chief Information Officer, Information Technology Department
Julie Katzman	General Manager, Office of the Multilateral Investment Fund
Luis Giorgio	Chief, Office of the Presidency
George de Lama	Advisor, Office of External Relations
José Agustín Aguerre	Sector Manager, Infrastructure and Environment Sector, a.i.
Kei Kawabata	Sector Manager, Social Sector
Mario Marcel	Sector Manager, Institutional Capacity and Finance Sector
Antoni Estevadeordal	Sector Manager, Integration and Trade Sector
Graciela Schamis	Sector Manager, Knowledge and Learning Sector
Luiz Ros	Sector Manager, Opportunities for the Majority Sector
Bernardo Guillamon	Advisor, Office of Outreach and Partnerships
Fernando Yñigo	Advisor, Office of Risk Management
Brígida Benitez	Chief, Office of Institutional Integrity
Alan N. Siegfried	Executive Auditor

Stephen A. Quick is the Director of the Office of Evaluation and Oversight

Ethical Matters

The Bank fosters an ethical work environment for its staff and is committed to safeguard the activities financed by the Bank from fraud and corruption. To this end, the Bank has taken several measures, some of which are described below.

Codes of Ethics: The Bank requires highly qualified, dedicated and motivated employees to maintain the highest standards of integrity. To assist in preserving such institutional standards, the Bank has in place a Code of Ethics and Professional Conduct that applies to all employees. This Code, which is available on the Bank's website: http://idbdocs.iadb.org/wsdocs/getdocument.aspx?docnum=1239020, contains guidelines concerning conflicts of interest, use of Bank information, and an employee's financial and business interests, among other matters.

The Bank also has a separate Code of Ethics applicable to the Executive Directors. This Code, which is also available on the Bank's website: http://idbdocs.iadb.org/wsdocs/getdocument.aspx?docnum=812259, sets forth guiding principles relating to duty and loyalty to the institution, non-interference in the internal political affairs of the Bank's member countries and confidentiality of information, among other topics.

The Bank has separate Committees responsible for the interpretation and enforcement of the Codes for employees and for Executive Directors, respectively.

Office of Institutional Integrity: The Office of Institutional Integrity (OII), an independent unit reporting to the President, was established to promote institutional integrity. OII complies with its mandate through the detection and investigation of fraud, corruption and misconduct and the support of initiatives for their prevention. Allegations of corrupt or fraudulent activities involving Bank-financed activities or Bank staff may be reported to the OII in person, by telephone, e-mail, facsimile, regular mail, or through the allegations forms available on the Bank's website: www.iadb.org/oii. Such allegations may be made confidentially or anonymously.

Oversight Committee on Fraud and Corruption: The Oversight Committee on Fraud and Corruption (OCFC) oversees the Bank's efforts against fraud and corruption in its sponsored programs and activities. It is chaired by the Executive Vice President, and its members include the Vice President for Finance and Administration, the General Counsel and the Executive Auditor. The OCFC reports directly to the President. The Secretariat for the OCFC is the OII.

External Auditors

General: The external auditors are appointed by the Board of Governors following a competitive bidding process. In 2002, Ernst & Young LLP (E&Y) was appointed as external auditors. Pursuant to an agreement between the Bank and E&Y, the parties extended, on a yearly basis through 2006, E&Y's appointment. In 2007, E&Y won a new competitive bidding and was appointed as the Bank's external auditors for a second five-year period ending in 2011.

Contracted fees for audit services provided to the Bank by E&Y in connection with the 2009 financial statement and internal control audits amount to $1,195,000. In addition, E&Y was paid $204,000 during 2009 for services related to bond issuance. E&Y also provides audit services to trust funds administered by the Bank and to the Bank's staff retirement plans, for which contracted fees related to the 2009 audits are $614,000.

External Auditors' Independence: The Audit Committee is responsible for, among other matters, assisting the Board of Executive Directors in overseeing the external audit function, including ensuring external auditors' independence. In this regard, the Committee is guided by the following key principles:

- The work plan of the external auditors, including audit and audit-related services, must be approved by the Board of Executive Directors, based on the recommendation of the Audit Committee.
- Any other services to be performed by the external auditors on an exceptional basis may be hired by management following criteria established by the Audit Committee.
- The external auditors' engagement and review partners must rotate at least every five years.
- The performance of the external auditors is evaluated annually.
- The external auditors' independence must be confirmed annually by the Audit Committee.
- The external auditors have full access to the Audit Committee and the Board of Executive Directors.

The Agreement Establishing the Bank

The Agreement sets forth the Bank's purpose and functions, and its capital structure and organization. The Agreement outlines the operations in which the Bank may engage and prescribes limitations on these operations. The Agreement also establishes the status, immunities and privileges of the Bank and provides for the disposition of the currencies available to the Bank, the withdrawal and suspension of members and the suspension and termination of the Bank's operations.

The Agreement provides that it may be amended only by decision of the Board of Governors by a majority of the total number of Governors, including two-thirds of the Governors of regional members, representing not less than three-fourths of the total voting power of the member countries. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the right to purchase capital stock of the Bank and to contribute to the FSO, and the limitation on liability. The Agreement provides that any question of interpretation of its provisions arising between any member and the Bank or among members of the Bank shall be submitted to the Board of Executive Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final. Although any member may withdraw from the Bank by delivering written notice of its intention to do so, any such member remains liable for all direct and contingent obligations to the Bank to which it was subject at the date of delivery of the notice.

Copies of the Agreement are available for inspection and distribution at the Bank's office in Washington, D.C. The full text of the Agreement is also available on the Bank's website at www.iadb.org/leg/Documents/Pdf/Convenio-Eng.pdf.

Legal Status, Immunities and Privileges

The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank possesses juridical personality and has full capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. Actions may be brought against the Bank only in a court of competent jurisdiction in the territories of a member in which the Bank has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed debt securities. No action shall be brought against the Bank by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Executive Directors, their Alternates, officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries. The Bank is also immune from any other obligation relating to the payment, withholding or collection of any tax or duty.

Under the Agreement, debt securities issued by the Bank and the interest thereon are not subject to any tax by a member (a) which discriminates against such debt securities solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for such taxation is the place or currency in which such debt securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.

FUND FOR SPECIAL OPERATIONS

General

The FSO was established under the Agreement for the purpose of making loans "on terms and conditions appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects". The amortization periods for loans from the FSO have usually been longer and the interest rates lower than for loans from the Bank's Ordinary Capital.

FSO resources are also used to fund technical assistance activities (see "Technical Assistance" below).

Under the Agreement, the Ordinary Capital is required at all times and in all respects to be held, used, obligated, invested and otherwise disposed of entirely separate from the FSO. Separate financial statements for the Ordinary Capital operations and the operations of the FSO are required. The Ordinary Capital resources are under no circumstances to be used to discharge losses or liabilities arising from the FSO's operations. Administrative and other expenses pertaining to the operations of the FSO are charged to the FSO (see Note B to the financial statements).

At December 31, 2009, the FSO's fund balance amounted to $5.9 billion, mostly resulting from subscribed contribution quotas from member governments of the Bank less debt relief provided to the poorest borrowing member countries. Outstanding FSO loans totaled $4.3 billion, and the undisbursed portion of approved loans amounted to $1.3 billion.

Debt Relief

The Bank participated in the Heavily Indebted Poor Countries (HIPC) Initiative for addressing the debt problems of a group of countries identified as heavily indebted poor countries. In addition, in 2007, the Bank approved the Multilateral Debt Relief and Concessional Finance Reform providing for one hundred (100) percent debt relief on eligible FSO loans to heavily indebted poor member countries and the restructuring of the FSO's operations. As part of the these Initiatives, Haiti received additional debt relief of $419 million in 2009, culminating the Bank's participation in these two initiatives.

Technical Assistance

In addition to loans and guarantees, the Bank provides technical assistance to its member countries both in connection with, and independent of, its lending operations. Such assistance focuses on transferring knowledge, and supports project preparation, feasibility studies, regional programs and training. Technical assistance activities are funded by FSO resources, funds under administration, and resources from the Ordinary Capital's special programs. In 2009, the Bank provided technical assistance for a total of $266 million (2008—$329 million), including $70 million (2008—$109 million) funded by the MIF.

INTERMEDIATE FINANCING FACILITY ACCOUNT

The resources of the IFF are used to defray a portion of the interest due by borrowers on certain loans approved from the Ordinary Capital up to December 31, 2006: a maximum of up to 3.62% per annum (5% per annum for selected loans with increased subsidy under the HIPC I) of the interest rate due on such loans. The IFF is funded from income earned on its own investments and, up to December 31, 2006, by transfers from the FSO. It is expected that, over time, the Bank will use all the resources of the IFF to subsidize part of the interest payments on Ordinary Capital loans.

IDB GRANT FACILITY

The GRF was created in 2007 for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects. The GRF is funded by general reserve transfers from the FSO and possible direct contributions from donor countries. During 2009, the Bank approved grants to Haiti for $122 million (2008—$50 million).

FUNDS UNDER ADMINISTRATION

General

In addition to its Ordinary Capital, the FSO, the IFF, and the GRF, the Bank administers on behalf of donors, such as member countries and other international organizations, funds for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to cofinance Bank lending projects, to make non-reimbursable loans and other financings (grants), and to fund technical assistance activities, including project preparation and training.

The funds under administration are held in trust separately from Bank assets. As of December 31, 2009, the Bank administered resources on behalf of donors of approximately $1.9 billion. During 2009, the Bank received $3.7 million as fees for administering these funds.

Multilateral Investment Fund II

The MIF is a fund administered by the Bank. Established in 1993 to encourage increased private investment and advance private sector development, the MIF fills a specialized development role, providing technical cooperation to test new approaches to strengthen competitiveness, demonstrate possibilities to commercial markets, and advance difficult reform issues.

During 2009, the MIF approved 116 operations amounting to $117 million and increased already existing operations for $2 million. To date, the MIF has approved operations amounting to $1.5 billion, net of cancellations, of which a substantial amount is technical cooperation grants. MIF operations include technical assistance, loans, equity investments and guarantees.

INTER-AMERICAN INVESTMENT CORPORATION

The activities of the Bank are complemented by those of the IIC. The IIC is a separate international organization, with a separate governance structure, including a separate Board of Governors and Board of Executive Directors, whose 44 member countries are also members of the Bank. The purpose of the IIC is to promote the economic development of its regional developing

member countries by encouraging the establishment, expansion and modernization of private enterprises, preferably those of small and medium-sized scale.

The funds of the IIC are completely separate from those of the Bank. During 2009, the IIC approved 40 operations, which included equity investments and loans, in the aggregate amount of $300 million. To date, the IIC has approved operations amounting to $3.6 billion. At December 31, 2009, outstanding loans totaled $858 million and outstanding equity investments totaled $32 million.

The Bank has approved a loan to the IIC of $300 million. Disbursements under this loan are in United States dollars and carry a LIBOR-based interest rate. As of December 31, 2009, there was $100 million outstanding and $200 million available for disbursement.

SUBSEQUENT DEVELOPMENTS

Capital Adequacy

On February 17, 2010, the Board of Executive Directors approved a new Capital Adequacy Policy as part of the Bank's broad plan to enhance its financial and risk management capabilities. The new policy defines and measures the financial risks that are relevant for capital adequacy including credit and market risks in its lending and treasury portfolios, as well as operational risk. The new measure shows that the Bank continues to be well capitalized.

Index to Financial Statements

ORDINARY CAPITAL

MANAGEMENT'S REPORT REGARDING THE EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

March 1, 2010

The Management of the Inter-American Development Bank (Bank) is responsible for establishing and maintaining effective internal control over financial reporting in the Bank. Management has evaluated the Bank's Ordinary Capital internal control over financial reporting using the criteria for effective internal control established in the Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has assessed the effectiveness of the Bank's Ordinary Capital internal control over financial reporting as of December 31, 2009. Based on this assessment, Management believes that the Bank's internal control over financial reporting is effective as of December 31, 2009.

There are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Ernst & Young LLP, an independent registered public accounting firm, has issued an opinion on the Bank's Ordinary Capital internal control over financial reporting. In addition, the Bank's Ordinary Capital financial statements, as of December 31, 2009, have been audited by Ernst & Young LLP.



Luis Alberto Moreno
President



Manuel Rapoport
Vice President for Finance and Administration



Edward Bartholomew
Finance General Manager and CFO

REPORT OF INDEPENDENT AUDITORS

Board of Governors
Inter-American Development Bank

We have audited Inter-American Development Bank (Bank)—Ordinary Capital's internal control over financial reporting, as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Bank's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report Regarding the Effectiveness of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Bank's Ordinary Capital internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Bank's Ordinary Capital maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of the Inter-American Development Bank – Ordinary Capital as of December 31, 2009 and 2008, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 1, 2010 expressed an unqualified opinion thereon.

Washington, D.C.
March 1, 2010

Ernst + Young LLP

REPORT OF INDEPENDENT AUDITORS

Board of Governors
Inter-American Development Bank

We have audited the accompanying balance sheets of the Inter-American Development Bank (Bank) – Ordinary Capital as of December 31, 2009 and 2008, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Inter-American Development Bank – Ordinary Capital as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note I to the financial statements, in 2008 the Bank adopted Statement of Financial Accounting Standards No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" (primarily codified in FASB ASC Topic 825 "Financial Instruments").

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Inter-American Development Bank's Ordinary Capital internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2010 expressed an unqualified opinion thereon.

Washington, D.C.
March 1, 2010

Ernst + Young LLP

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

BALANCE SHEET

Expressed in millions of United States dollars

	December 31,			
	2009		2008	
ASSETS				
Cash and investments				
Cash—Notes C and T	$ 242		$ 301	
Investments—Notes D, K, and T				
Trading—Appendix I-1	16,304		12,613	
Held-to-maturity—Appendix I-2	3,810	$20,356	3,621	$16,535
Loans outstanding—Notes E and T, Appendixes I-3 and I-4	58,049		51,173	
Allowance for loan losses	(116)	57,933	(136)	51,037
Accrued interest and other charges				
On investments	64		92	
On loans	496		564	
On swaps, net	335	895	43	699
Receivable from members—Note F				
Non-negotiable, non-interest-bearing obligations:				
Demand notes	95		356	
Term notes	252		—	
Amounts required to maintain value of currency holdings	54	401	79	435
Currency and interest rate swaps—Notes J, K and T				
Investments—trading—Appendix I-1	—		2	
Loans	248		43	
Borrowings—Appendix I-5	3,647	3,895	3,415	3,460
Other assets				
Postretirement benefit assets—Note Q	173		—	
Property, net—Note G	306		303	
Unamortized borrowing issue costs	9		11	
Miscellaneous	38	526	30	344
Total assets		$84,006		$72,510
LIABILITIES AND EQUITY				
Liabilities				
Borrowings—Notes H, I, K and T, Appendix I-5				
Short-term	$ 1,908		$ 3,067	
Medium- and long-term:				
Measured at fair value	45,493		34,350	
Measured at amortized cost	12,906	$60,307	11,977	$49,394
Currency and interest rate swaps—Notes J, K and T				
Investments—trading—Appendix I-1	11		10	
Loans	171		107	
Borrowings—Appendix I-5	1,037	1,219	1,800	1,917
Payable for investment securities purchased		140		156
Payable for cash collateral received		1		—
Postretirement benefit liabilities—Note Q		68		410
Amounts payable to maintain value of currency holdings—Note F		556		383
Accrued interest on borrowings		622		559
Accounts payable and accrued expenses		419		247
Total liabilities		63,332		53,066
Equity				
Capital stock—Note M, Appendixes I-6 and I-7				
Subscribed 8,702,335 shares (2008—8,367,264 shares)	104,980		100,938	
Less callable portion	(100,641)		(96,599)	
Paid-in capital stock	4,339		4,339	
Retained earnings—Note N	15,441		14,647	
Accumulated other comprehensive income—Note O	894	20,674	458	19,444
Total liabilities and equity		$84,006		$72,510

The accompanying notes and appendixes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF INCOME AND RETAINED EARNINGS

Expressed in millions of United States dollars

	Years ended December 31,		
	2009	2008	2007
Income (loss)			
Loans			
Interest, after swaps—Notes E and J	**$ 1,934**	$ 2,301	$ 2,404
Other loan income	**68**	54	32
	2,002	2,355	2,436
Investments—Note J			
Interest	**303**	632	778
Net gains (losses)	**528**	(1,605)	(291)
Other	**15**	11	19
Total income	**2,848**	1,393	2,942
Expenses			
Borrowing expenses			
Interest, after swaps—Notes H, I, J and K	**929**	1,740	2,074
Borrowing issue costs	**24**	28	49
Debt repurchase costs (income)	**(2)**	(4)	12
	951	1,764	2,135
Provision (credit) for loan and guarantee losses—Note E	**(21)**	93	(13)
Administrative expenses—Note B	**530**	439	500
Special programs	**94**	69	37
Total expenses	**1,554**	2,365	2,659
Income (loss) before net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	**1,294**	(972)	283
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value—Notes I, J, K and P	**(500)**	950	(149)
Net income (loss)	**794**	(22)	134
Retained earnings, beginning of year	**14,647**	14,576	14,442
Cumulative effect of fair value option	**—**	93	—
Retained earnings, end of year	**$15,441**	$14,647	$14,576

STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of United States dollars

	Years ended December 31,		
	2009	2008	2007
Net income (loss)	**$ 794**	$ (22)	$134
Other comprehensive income (loss)—Note O			
Translation adjustments	**(72)**	396	280
Recognition of changes in Postretirement benefit assets/liabilities—Note Q	**506**	(1,371)	130
Reclassification to income—cash flow hedges	**2**	(4)	1
Total other comprehensive income (loss)	**436**	(979)	411
Comprehensive income (loss)	**$ 1,230**	$(1,001)	$545

The accompanying notes and appendixes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF CASH FLOWS

Expressed in millions of United States dollars

	Years ended December 31,		
	2009	2008	2007
Cash flows from lending and investing activities			
Lending:			
Loan disbursements (net of participations)	**$(11,424)**	$(7,149)	$(6,725)
Loan collections (net of participations)	**4,542**	4,740	5,265
Net cash used in lending activities	**(6,882)**	(2,409)	(1,460)
Gross purchases of held-to-maturity investments	**(4,232)**	(3,287)	(2,378)
Gross proceeds from maturities of held-to-maturity investments	**4,253**	3,299	2,459
Purchase of property	**(21)**	(22)	(14)
Miscellaneous assets and liabilities	**(8)**	(4)	(7)
Net cash used in lending and investing activities	**(6,890)**	(2,423)	(1,400)
Cash flows from financing activities			
Medium- and long-term borrowings:			
Proceeds from issuance	**16,181**	10,793	5,440
Repayments	**(6,086)**	(8,321)	(6,595)
Short-term borrowings:			
Proceeds from issuance	**2,571**	11,588	5,941
Repayments	**(3,752)**	(10,707)	(4,390)
Cash collateral received	**1**	—	—
Collections of receivable from members	**3**	5	5
Net cash provided by financing activities	**8,918**	3,358	401
Cash flows from operating activities			
Gross purchases of trading investments	**(33,542)**	(14,210)	(10,639)
Gross proceeds from sale or maturity of trading investments	**30,475**	12,259	10,761
Loan income collections, after swaps	**2,152**	2,412	2,434
Interest and other costs of borrowings, after swaps	**(1,009)**	(1,415)	(1,953)
Income from investments	**305**	568	741
Other income	**15**	11	19
Administrative expenses	**(446)**	(431)	(433)
Special programs	**(38)**	(20)	(13)
Net cash provided by (used in) operating activities	**(2,088)**	(826)	917
Effect of exchange rate fluctuations on cash	**1**	(8)	6
Net increase (decrease) in Cash	**(59)**	101	(76)
Cash, beginning of year	**301**	200	276
Cash, end of year	**$ 242**	$ 301	$ 200

The accompanying notes and appendixes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS

Note A – Origin
The Inter-American Development Bank (Bank) is an international organization which was established in December 1959. Its purpose is to promote the economic and social development of Latin America and the Caribbean, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform. The primary activities of the Bank are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO), the Intermediate Financing Facility Account (IFF), and the IDB Grant Facility (GRF). The FSO was established to make loans on highly concessional terms in the less developed member countries of the Bank. The IFF's purpose is to subsidize part of the interest payments for which certain borrowers are liable on loans approved from the Ordinary Capital up to December 31, 2006 (Note E). The GRF was established in 2007 for the purpose of making grants appropriate for dealing with special circumstances arising in specific countries (currently only Haiti) or with respect to specific projects.

Note B – Summary of Significant Accounting Policies
The financial statements are prepared in conformity with United States generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments, the determination of the adequacy of the allowances for loan and guarantee losses, and the determination of the projected benefit obligations of the pension and postretirement benefit plans, the fair value of plan assets, and the funded status and net periodic benefit cost associated with these plans.

New Accounting Pronouncements
In June 2009, the Financial Accounting Standards Board (FASB) issued an amendment to the accounting standard on the GAAP hierarchy (FASB ASC 105-10-65-1). This amendment changes the GAAP hierarchy used in the preparation of financial statements of non-governmental entities. It establishes the FASB Accounting Standards Codification (FASB ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP in the United States. The adoption of this amendment, which was effective for the Bank on September 30, 2009, had no impact on the Bank's financial statements.

The Bank adopted an amendment to the accounting standards for derivatives and hedging (FASB ASC 815-10-65-1) in the first quarter of 2009. The amendment changed and expanded the disclosure requirements for derivatives and hedging, requiring qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The provisions of this standard did not have an impact on the Bank's financial position or results of operations. FASB ASC 815-10-65-1 disclosure requirements are incorporated in Note J—Derivatives.

Also, the Bank adopted an amendment to the accounting standards for defined benefit pension or other postretirement plans (FASB ASC 715-20). The amendment expanded the disclosure requirements about the plan assets of the Bank's pension and postretirement benefit plans to require information on investment allocation decisions, major categories of plan assets, additional disclosures about the fair value measurements, and significant concentrations of risk within the plan assets. FASB ASC 715-20 disclosure requirements are incorporated in Note Q-Pension and Postretirement Benefit Plans.

On April 9, 2009, the FASB issued the following amendments intended to provide additional application guidance and enhanced disclosures regarding fair value measurements and impairments of securities: (i) FASB ASC 820-10-65-4 provides guidelines for making fair value measurements more consistent with the principles presented in the accounting standard for Fair Value Measurements and Disclosures; in addition, this amendment requires enhanced disclosures regarding financial assets and liabilities that are recorded at fair value. These enhanced disclosures are included in Note K—Fair Value Measurements. (ii) FASB ASC 825-10-65-1 enhances consistency in financial reporting by increasing the frequency of fair value disclosures from an annual basis to interim periods. (iii) FASB ASC 320-10-65-1 amended the accounting standards for Investments-Debt and Equity securities to provide additional guidance designed to create greater clarity and consistency in accounting for and presenting and disclosing impairment losses on securities. These accounting pronouncements were adopted in the second quarter of 2009 and had no effect on the Bank's financial position or results of operations.

In May 2009, the FASB issued the Subsequent Events accounting standard (FASB ASC 855-10). The objective of this accounting pronouncement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Bank adopted FASB ASC 855-10 in the second quarter of 2009 and the related disclosure is included in Note U—Subsequent Events.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

In August 2009, the FASB ASC was updated with Accounting Standard Update (ASU) No. 2009-05 "Measuring Liabilities at Fair Value". ASU No. 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, the fair value of the liability should be measured using valuation techniques that use, amongst others, the quoted price of an identical or similar liability when traded as an asset, or the amount that would be received to enter into the identical liability. This update was adopted in the fourth quarter of 2009 and had no effect on the Bank's financial position or results of operations.

In September 2009, the FASB issued ASU No. 2009-12 "Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)". ASU No. 2009-12 provides additional guidance on measuring the fair value of certain alternative investments. Under the amended guidance, entities are permitted, as a practical expedient under certain conditions, to estimate the fair value of investments within its scope using the net asset value per share of the investment determined as of the reporting entity's measurement date. The amended guidance also requires additional disclosures to better enable users of the financial statements to understand the nature and risks of the reporting entity's alternative investments. This update was adopted in the fourth quarter of 2009 and had no effect on the Bank's financial position or results of operations.

During 2009, the FASB issued the ASU No. 2009-16, "Transfers and Servicing (Topic 860)—Accounting for Transfers of Financial Assets". ASU No. 2009-16 amends the Transfer and Servicing standard (FASB ASC 860) to improve the relevance and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and the transferor's continuing involvement, if any, in transferred financial assets. ASU No. 2009-16 is effective for the Bank for interim and annual reporting periods after January 1, 2010 and it is not expected to have a material impact on the Bank's financial position or results of operations.

Also, during 2009, the FASB issued ASU No. 2009-17 "Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities". ASU No. 2009-17 significantly changes the criteria for determining whether the consolidation of a variable interest entity is required. It also addresses the effect of changes required by ASU No. 2009-16 on the Consolidation standard (FASB ASC 810-10-15-12) and concerns that the accounting and disclosures under the Consolidation standard did not always provide timely and useful information about an entity's involvement in a variable interest entity. ASU No. 2009-17 is effective for the Bank for interim and annual reporting periods after January 1, 2010 and it is not expected to have a material impact on the Bank's financial position or results of operations.

Currency Accounting

The financial statements are expressed in United States dollars; however, the Bank conducts its operations in the currencies of all of its members, which are functional currencies to the extent that the operations are conducted in those currencies. The Ordinary Capital resources are derived from capital stock, borrowings and accumulated earnings in those various currencies. Assets and liabilities in functional currencies are translated into United States dollars at market exchange rates prevailing at the Balance Sheet dates. Except for currency holdings derived from paid-in capital stock that have maintenance of value, as described below, net adjustments resulting from the translation of functional currencies are charged or credited to Translation adjustments[1] and are presented as a separate component of Other comprehensive income in the Statement of Comprehensive Income. Borrowings in non-functional currencies are translated with the gain or loss recorded in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value in the Statement of Income and Retained Earnings. Income and expenses are translated at market exchange rates prevailing during each month.

Valuation of capital stock

The Agreement Establishing the Inter-American Development Bank (Agreement) provides that capital stock be expressed in terms of the United States dollar of the weight and fineness in effect on January 1, 1959. The Second Amendment to the Articles of Agreement of the International Monetary Fund eliminated par values of currencies in terms of gold effective April 1, 1978. The General Counsel of the Bank rendered an opinion that the Special Drawing Right (SDR) became the successor to the 1959 United States dollar as the standard of value for the Bank's capital stock, and for maintaining the value of its currency holdings. The SDR has a value equal to the sum of the values of specific amounts of stated currencies, including the United States dollar. Pending a decision by the Bank's governing boards and as suggested in the General Counsel's opinion, the Bank is continuing its practice of using as the basis of valuation the 1959 United States dollar, as valued in terms of United States dollars at July 1, 1974, whose value is equal to approximately 1.2063 of the then current United States dollars.

[1]References to captions in the financial statements are identified by the name of the caption beginning with a capital letter every time they appear in the notes to the financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Maintenance of value (MOV)
In accordance with the Agreement, each member is required to maintain the value of its currency held in the Ordinary Capital, except for currency derived from borrowings. Likewise, the Bank is required to return to a member an amount of its currency equal to any significant increase in value of such member's currency so held, except for currency derived from borrowings. The standard of value for these purposes is the United States dollar of the weight and fineness in effect on January 1, 1959.

The amount related to MOV on non-borrowing member countries' currency holdings is presented as an asset or liability on the Balance Sheet, included in Amounts required/payable to maintain value of currency holdings.

Retained earnings
Retained earnings comprise the general reserve and the special reserve. The general reserve consists of income from prior years, which have been retained for the Bank's operations. In accordance with resolutions of the Board of Governors, net income is generally added to the general reserve to provide for possible annual excess of expenses over income.

The special reserve consists of loan commissions set aside pursuant to the Agreement, which are held in investments. These investments may be used only for the purpose of meeting liabilities on borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed with resources of the Ordinary Capital. The allocation of such commissions to the special reserve was discontinued in 1998 and no further additions are being made to it.

Investments
Investment securities are classified based on management's intention on the date of purchase, and are recorded using trade-date accounting. Securities which management has the intent and ability to hold until maturity are included in the held-to-maturity portfolio and reported at amortized cost. All other securities are held in a trading portfolio. Securities and related derivative instruments (mostly currency and interest rate swaps) held in the trading portfolio are carried and reported at fair value, with changes in fair value included in Income from investments in the Statement of Income and Retained Earnings.

Loans
The Bank makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of loans to borrowers other than national governments, central banks or other governmental or inter-governmental entities, the Bank follows the general policy of requiring a guarantee engaging the full faith and credit of the government. Up to 10% of the outstanding loans and guarantees, not including emergency lending and loans under the Liquidity Program for Growth Sustainability (Liquidity Program), may be made directly to private sector or sub-sovereign entities ("eligible entities") without a sovereign guarantee ("non-sovereign-guaranteed operations") on the basis of market based pricing. These financings are subject to certain limits, including a ceiling on financing the lesser of $200 million or 50% of the total project cost for expansion projects and credit guarantees, subject to such financing not exceeding 25% (certain countries 40%) of an entity's total capitalization of debt and equity, and 25% of the total project cost (certain countries 40%) for new projects. The Bank can also provide political risk guarantees of up to the lesser of $200 million or 50% of the total project cost. In exceptional circumstances, the Board of Executive Directors may approve financings of up to $400 million. In addition, the Bank's maximum exposure to any single obligor for non-sovereign-guaranteed operations cannot exceed 2.5% of the Bank's equity at the time of approval.

Loans representing approximately 8% of the outstanding balances have repayment obligations in various currencies determined on the basis of a Currency Pooling System (CPS). The principal amount of CPS loans is repayable, in aggregate, in the currencies lent.

Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial to the financial results. Front-end fees on emergency loans and loans under the Liquidity Program are generally deferred and amortized over the first four years of the loan on a straight-line basis, which approximates the effective interest method.

Income on loans is recognized following the accrual basis of accounting. It is the policy of the Bank to place on nonaccrual status all loans made to, or guaranteed by, a member of the Bank if principal, interest or other charges with respect to any such loan are overdue by more than 180 days. In addition, if loans made to a member country with resources of the FSO or of any other fund owned or administered by the Bank are placed on nonaccrual status, all Ordinary Capital loans made to, or guaranteed by, that member government will also be placed on nonaccrual status. On the date a member's loans are placed on nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by the Bank. On the date a member

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

pays in full all overdue amounts, the member's loans emerge from nonaccrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

For non-sovereign-guaranteed loans, it is the policy of the Bank to place on nonaccrual status loans made to a borrower when interest or other charges are past due by more than 90 days, or earlier when management has doubts about their future collectibility. Income is recorded thereafter on a cash basis until loan service is current and management's doubts about future collectibility cease to exist. If the collectibility risk is considered to be particularly high at the time of arrears clearance, the borrower's loans may not emerge from nonaccrual status.

The Bank considers a non-sovereign-guaranteed loan as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the loan's original contractual terms. Specific allowances for losses on impaired loans are set aside based on management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral.

The Bank does not reschedule sovereign-guaranteed loans and has not written off any such Ordinary Capital loans. The Bank periodically reviews the collectibility of loans and guarantees and, if applicable, records, as an expense, provisions for loan and guarantee losses in accordance with its determination of the collectibility risk of the total loan and guarantees portfolio. Such reviews consider the probabilities of default associated with the external credit ratings of each individual borrower, adjusted to reflect the probability of default to the Bank, as well as the potential for loss arising from delay in the scheduled loan repayments. Because of the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will be repaid.

Guarantees

The Bank may make political risk and partial credit guarantees either without a sovereign counter-guarantee under the 10% limit established for non-sovereign-guaranteed operations, or with a member country sovereign counter-guarantee. As part of its non-sovereign-guaranteed lending activities, the Bank has issued political risk and partial credit guarantees designed to encourage private sector infrastructure investments, local capital market development, and trade-finance. The political risk guarantees and partial credit guarantees may be offered on a standalone basis or in conjunction with a Bank loan. Political risk guarantees cover specific risk events related to non-commercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for debt obligations or trade-finance transactions. Under the Trade Finance Facilitation Program (TFFP), the Bank also provides full credit guarantees for trade-finance transactions. The terms of all guarantees are specifically set in each guarantee agreement and are primarily tied to a project, the terms of debt issuances or trade-finance transactions. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee fees, net of reinsurance premiums, are charged and recognized as income over the term of the guarantee.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential risk if the payments guaranteed for these entities are not made. The contingent liability for probable losses related to guarantees outstanding is included in Accounts payable and accrued expenses.

The Bank manages credit risk on guarantees without sovereign counter-guarantee through an internal credit risk classification system which includes excellent, very strong, strong, satisfactory, fair, weak and possible loss risk categories. These categories reflect the credit quality of the guaranteed party and the impact of available external security (such as sponsor guarantee) that mitigates the repayment risk to the Bank.

Receivable from members

Receivable from members includes non-negotiable, non-interest-bearing demand notes that have been accepted in lieu of the immediate payment of all or any part of a member's subscribed paid-in capital stock, non-negotiable, non-interest-bearing term notes received in payment of MOV obligations, and other MOV obligations.

Property

Property is recorded at cost. Major improvements are capitalized while routine replacements, maintenance and repairs are charged to expense. Depreciation is computed on the straight-line method over estimated useful lives (30 to 40 years for buildings, 10 years for building improvements and capitalized software, and 5 to 15 years for equipment).

Borrowings

To ensure funds are available for its lending and liquidity operations, the Bank borrows in the international capital markets, offering its debt securities to private and public investors. The Bank issues debt securities denominated in various currencies

and with various maturities, formats, and structures. The Bank also issues discount notes to manage short-term cash flow needs.

Certain borrowings, mostly funding floating rate assets, are carried at fair value on the Balance Sheet. The interest component of the changes in fair value of these borrowings is recorded in Borrowing expenses, over the life of the borrowing contract. The remaining changes in fair value of these instruments are recorded in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value in the Statement of Income and Retained Earnings.

The rest of the borrowings are carried at their par value (face value), adjusted for any unamortized fair value basis adjustments, premiums or discounts. The amortizations of these items are calculated following a methodology that approximates the effective interest method, and are included in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value and in Interest under Borrowing expenses, respectively, in the Statement of Income and Retained Earnings.

Issue costs of borrowings carried at fair value are charged to expense upon issuance, whereas those of borrowings carried at amortized cost are deferred and amortized on a straight-line basis (which approximates the effective interest method) over the life of the respective debt security. The unamortized balance of the borrowing issue costs is presented separately under Other assets on the Balance Sheet, and the amounts charged to expense or amortized are included in Borrowing issue costs under Borrowing expenses in the Statement of Income and Retained Earnings.

Interest expense on borrowings is recognized on an accrual basis, net of the interest component of borrowing derivatives, is calculated in a manner that approximates the effective yield method upon issuance of those borrowings, and is included under Borrowing expenses in the Statement of Income and Retained Earnings.

Derivatives

As part of its asset and liability management, the Bank uses derivatives, mostly currency and interest rate swaps, in its investment, loan and borrowing operations. These derivatives modify the interest rate and/or currency characteristics of the operations to produce the desired interest and/or currency type.

All derivatives are recognized on the Balance Sheet at their fair value and are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount.

Changes in the fair value of investment derivatives and the related interest component are recorded in Income from investments. The interest component of the changes in fair value of lending and borrowing derivatives is recorded in Income from loans and Borrowing expenses, respectively, over the life of the derivative contract. The remaining changes in fair value of these instruments are recorded in Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value in the Statement of Income and Retained Earnings.

The Bank occasionally issues debt securities that contain embedded derivatives. These securities are allocated to fund floating rate assets and are carried at fair value.

Administrative expenses

As part of the realignment of its operations, the Bank incurred expenses of $11 million during 2009 (2008—$5 million; 2007—$55 million), which are included in Administrative expenses in the Statement of Income and Retained Earnings.

All Administrative expenses of the Bank, excluding realignment expenses (which are fully absorbed by the Ordinary Capital), are allocated between the Ordinary Capital and the FSO pursuant to allocation formulas approved by the Board of Executive Directors. During 2009, the effective ratio of administrative expenses charged to the Ordinary Capital was 97.7% and 2.3% to the FSO (2008—87.3% and 12.7%; 2007—88.5% and 11.5%).

Special programs

Special programs provide financing for non-reimbursable and contingent recovery assistance to borrowing member countries. The individual projects under these programs are recorded as Special programs expense at the time of approval. Cancellations of undisbursed balances and recuperations of contingent recovery financings are recognized as an offset to Special programs expense in the period in which they occur.

Taxes

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries.

Pension and postretirement benefit plans

The funded status of the Bank's benefit plans is recognized on the Balance Sheet. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at December 31, the measurement date. Overfunded benefit plans, with the fair value of plan assets exceeding the benefit obligation, are aggregated and recorded as Postretirement benefit assets while under-funded benefit plans, with the benefit

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

obligation exceeding the fair value of plan assets, are aggregated and recorded as Postretirement benefit liabilities.

Net actuarial gains and losses and prior service cost not recognized as a component of net periodic benefit cost as they arise, are recognized as a component of Other comprehensive income in the Statement of Comprehensive Income. These net actuarial gains and losses and prior service cost are subsequently recognized as a component of net periodic benefit cost pursuant to the recognition and amortization provisions of applicable accounting standards.

Net periodic benefit cost is recorded under Administrative expenses in the Statement of Income and Retained Earnings and includes service cost, interest cost, expected return on plan assets, amortization of prior service cost and gains/losses previously recognized as a component of Other comprehensive income remaining in Accumulated other comprehensive income.

Note C – Restricted Currencies

At December 31, 2009, Cash includes $131 million (2008—$131 million) in currencies of regional borrowing members. These amounts may be used by the Bank in Ordinary Capital lending operations and for administrative expenses. One member has restricted the amount of $20 million (2008—$21 million) to be used for making payments for goods and services in its territory, in accordance with the provisions of the Agreement.

Note D – Investments

As part of its overall portfolio management strategy, the Bank invests in government, agency, corporate, and bank obligations, asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For government and agency obligations, including securities issued by an instrumentality of a government or any other official entity, the Bank's policy is to invest in obligations issued or unconditionally guaranteed by governments of certain countries with a minimum credit quality equivalent to a AA– rating (agency asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate entities with a minimum credit quality equivalent to a AA– rating (asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). The Bank also invests in short-term securities of the eligible investment asset classes mentioned above, provided that they carry the highest short-term credit ratings.

Net unrealized gains (losses) on trading portfolio instruments held at December 31, 2009 of $382 million (2008—$(1,596) million; 2007—$(280) million) were included in Income (loss) from investments. Unrealized gains and losses recognized are substantially related to the asset-backed and mortgage-backed securities portion of the trading investments portfolio, which amounted to $3.9 billion, $4.2 billion, and $6.6 billion at December 31, 2009, 2008, and 2007, respectively.

The investment portfolio started to recover from the financial markets crisis in the second quarter of 2009, as financial market conditions showed signs of improvement. However, the effect of the crisis, characterized by limited liquidity and high volatility in the markets, continues to affect, albeit to a lesser extent, the Bank's ability to mitigate its credit risk by selling or hedging its exposures. In addition, valuations continue to be impacted by market factors such as rating agency actions and the prices at which actual transactions occur, but have shown signs of recovery as the Bank recognized net mark-to-market gains from its trading portfolio during 2009. The Bank continues to maximize, where possible, the use of market inputs in the valuation of its trading investments, including external pricing services, independent dealer prices, and observable market yield curves.

A summary of the trading portfolio instruments at December 31, 2009 and 2008 is shown in the Summary Statement of Trading Investments and Swaps in Appendix I-1. In addition, a summary of the held-to-maturity portfolio and the portfolio's maturity structure at December 31, 2009 and 2008 are shown in the Summary Statement of Held-to-Maturity Investments in Appendix I-2.

As of December 31, 2009 and 2008, the Bank does not have any investment that is other-than-temporarily impaired in its held-to-maturity investments portfolio. Held-to-maturity investments with continuous unrealized losses, that are not deemed to be other-than-temporarily impaired as of December 31, 2009 and 2008, are summarized below (in millions):

	December 31, 2009					
	Less than 12 Months		12 Months or Greater		Total	
Category of Investments	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of non-U.S. governments and agencies	$552	$(3)	$51	$(4)	$603	$(7)
Total	$552	$(3)	$51	$(4)	$603	$(7)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

	December 31, 2008					
	Less than 12 Months		12 Months or Greater		Total	
Category of Investments	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of non-U.S. governments and agencies	$191	$(1)	$116	$(17)	$307	$(18)
Asset-backed securities	34	(1)	—	—	34	(1)
Total	$225	$(2)	$116	$(17)	$341	$(19)

The Bank only invests in high credit quality instruments. At December 31, 2009, 68.2% of the Held-to-Maturity investments are rated AAA, 24% are rated AA, 6.5% are rated A and 1.3% are rated BBB. All amounts due are expected to be collected in accordance with the contractual terms prevailing on the acquisition date of these investments. Accordingly, the Bank does not consider these investments to be other-than-temporarily impaired at December 31, 2009.

Note E – Loans and Guarantees Outstanding

Approved loans are disbursed to borrowers in accordance with the requirements of the project being financed; however, disbursements do not begin until the borrower and guarantor, if any, fulfill certain conditions precedent as required by contract.

The loan portfolio includes sovereign-guaranteed i) single currency pool loans (Single Currency Facility (SCF)-LIBOR-based, SCF-Adjustable, and U.S. Dollar Window Program loans) as well as multicurrency pool loans (CPS loans), and ii) single currency non-pool loans (SCF—and CPS—Adjustable rate loans converted to USD LIBOR-based and fixed-base cost rate, SCF-Fixed-base cost rate loans, emergency and Liquidity Program loans, and Local Currency Facility (LCF) loans). As of December 31, 2009, only SCF-LIBOR-based and LCF loans were available for new loans. In addition, the loan portfolio includes non-sovereign-guaranteed loans.

SCF-LIBOR-based loans are denominated in one of four currencies: United States dollars, euro, Japanese yen and Swiss francs, or in a combination of such currencies, and have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's funding cost and the Bank's lending spread. SCF LIBOR-based loan balances can be converted to fixed-base cost rate subject to certain conditions.

SCF-Adjustable loans carry an interest rate that is adjusted every six months to reflect the currency-specific effective cost during the previous six months of the pool of borrowings allocated to fund such loans, plus the Bank's lending spread.

For CPS loans, the Bank maintains a targeted currency composition of 50% United States dollars, 25% Japanese yen and 25% European currencies. Loans approved prior to 1989 carry a fixed interest rate while the interest rate on loans approved from 1990 to 2003 is adjusted twice a year to reflect the effective cost during the previous six months of a pool of borrowings allocated to fund such loans, plus the Bank's lending spread.

In January 2009, the Board of Executive Directors approved (i) an offer to borrowers to convert on specific dates, in 2009 and 2010, outstanding and undisbursed loan balances under the SCF- and CPS-adjustable rate products to USD LIBOR-based or fixed-base cost rate or any combination thereof. As a result of the first tranche, the Bank executed on behalf of its borrowers conversions of outstanding loan balances at market rates of $26.3 billion with an effective date of August 1, 2009, as follows: $1.6 billion of CPS converted to USD LIBOR-based rate, $5.4 billion of CPS to USD fixed-base cost rate, $1.2 billion of SCF to USD LIBOR-based rate, and $18.1 billion SCF to fixed-base cost rate. Future disbursements on converted loans will carry the same fixed cost basis, which excludes the Bank's lending spread, over LIBOR determined at the time of execution of the conversion.

As a result of the Multilateral Debt Relief and Concessional Finance Reform approved by the Board of Governors in 2007, the Bank offers concessional lending through a blending of loans from the Ordinary Capital and the FSO ("parallel loans"). The Ordinary Capital's portion of parallel loans are SCF-Fixed rate loans with 30 years maturity and 6 years grace period.

Under the Emergency Lending Facility and the Liquidity Program, the Bank also provides funding to address financial emergencies in the region for a revolving aggregate amount of up to $3 billion. Loans are denominated in United States dollars, have a term not to exceed five years, and principal repayments begin after three years. These loans carry a six-month LIBOR interest rate plus a spread of 400 basis points.

The LCF provides borrowers the option to receive local currency financing under three different modalities i) direct local currency financing or conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency disbursement of called guarantees. The use of these modalities is subject to the availability of the respective local currency and the appropriate risk mitigation instrument(s) in the financial markets. Outstanding loan balances in the LCF can carry a fixed, floating or inflation-linked interest rate. As of December 31, 2009, the Bank has carried out cumulative local currency conversions of loan disbursements and outstanding balances of $1,438 million (2008—$288 million).

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Up to June 2007, the Bank offered fixed rate and LIBOR-based U.S. Dollar Window Program loans with sovereign guarantee, destined for on-lending to private sector borrowers.

The Bank also offers loans to eligible entities without sovereign guarantees, under various terms. Non-sovereign-guaranteed loans can be denominated in United States dollar, Japanese yen, euro, Swiss francs or local currency, and borrowers have the option of either a fixed, floating or inflation-linked interest rate loan. For floating rate loans, the interest rate resets every one, three or six months based on a LIBOR rate plus a credit spread. The credit spreads and fees on these loans are set on a case-by-case basis.

The Bank's standard loan charges consist of a lending spread of 0.30% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed convertible currency portion of the loan, and no supervision and inspection fee. In order to further strengthen the Bank's capitalization and maintain the financial strength of the institution, the Board of Executive Directors increased the lending spread from 0.30% to 0.95% for the second semester of 2009 and the first semester of 2010. These charges currently apply to sovereign-guaranteed loans, excluding emergency loans and loans under the Liquidity Program, comprising approximately 93% of the loan portfolio, and are subject to periodic review and approval by the Board of Executive Directors.

A summary statement of loans outstanding by country is presented in Appendix I-3 and a summary of the outstanding loans by currency and product type and their maturity structure at December 31, 2009 and 2008 is shown in Appendix I-4.

Loan income has been reduced by $221 million (2008—$16 million; 2007—$5 million) representing the net interest component of related lending swap transactions.

Inter-American Investment Corporation (IIC)

The Bank has approved a loan to the IIC (a separate international organization whose 44 member countries are also members of the Bank) of $300 million. Disbursements under this loan are in United States dollars and carry a LIBOR-based interest rate. As of December 31, 2009, there was $100 million outstanding (2008—$100 million).

Loan participations and guarantees

Under the loan contracts with its borrowers, the Bank has the right to sell loan participations to commercial banks or other financial institutions, while reserving to itself the administration of the loans. As of December 31, 2009, there were $3,130 million (2008—$2,437 million) in outstanding participations in non-sovereign-guaranteed loans not included on the Balance Sheet.

As of December 31, 2009, the Bank had approved, net of cancellations and expirations, non-trade finance guarantees without sovereign counter-guarantees of $1,404 million (2008—$1,399 million). In addition, the Bank has approved a guarantee with sovereign counter-guarantee of $60 million. Under the TFFP, full credit guarantees are provided without sovereign counter-guarantees on trade finance transactions. This Program authorizes lines of credit in support of approved issuing banks, with an aggregate program limit of up to $1 billion outstanding at any time. As of December 31, 2009, trade-finance guarantees of $612 million have been issued (2008—$425 million) under this Program.

At December 31, 2009, guarantees of $988 million (2008—$1,035 million), including $97 million (2008—$141 million) issued under the TFFP, were outstanding and subject to call. An amount of $50 million (2008—$54 million) has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 1 to 16 years, except for trade related guarantees that have maturities of up to three years. No guarantees provided by the Bank have ever been called. As of December 31, 2009, the Bank's exposure on guarantees without sovereign counter-guarantee, net of reinsurance, amounted to $834 million and was classified as follows (in millions):

Internal Credit Risk Classification	Amount
Excellent	$107
Very Strong	154
Strong	26
Satisfactory	182
Fair	239
Weak	112
Possible loss	14
Total	$834

IFF subsidy

The IFF was established in 1983 by the Board of Governors of the Bank to subsidize part of the interest payments for which certain borrowers are liable on loans from the resources of the Ordinary Capital. During 2009, the IFF paid $39 million (2008—$50 million; 2007—$48 million) of interest on behalf of the borrowers. Up to December 31, 2006, the IFF was funded primarily from the general reserve of the FSO. As part of the Bank's Multilateral Debt Relief and Concessional Finance Reform, funding to the IFF was discontinued and the IFF interest subsidy is no longer available for loans approved after December 31, 2006.

Impaired loans and allowance for loan and guarantee losses

At December 31, 2009, certain non-sovereign guaranteed loans were classified as impaired. The recorded investment in im-

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

paired loans at December 31, 2009 was $110 million (2008—$288 million), and the average recorded investment during 2009 was $300 million (2008—$2 million). During 2009, income recognized on loans while impaired was $14 million (2008—$0 million; 2007—$4 million). If these loans had not been impaired, income recognized would have been $14 million (2008—$0 million; 2007—$3 million). All impaired loans have specific allowances for the loan losses of $29 million at December 31, 2009 (2008—$55 million).

The changes in the allowance for loan and guarantee losses for the years ended December 31, 2009, 2008 and 2007 were as follows (in millions):

	2009	2008	2007
Balance, beginning of year	$169	$ 70	$104
Provision (credit) for loan and guarantee losses	(21)	93	(13)
Write offs	—	—	(21)
Recoveries	—	6	—
Balance, end of year	$148	$169	$ 70
Composed of:			
Allowance for loan losses	$116	$136	$ 51
Allowance for guarantee losses[1]	32	33	19
Total	$148	$169	$ 70

[1] The allowance for guarantee losses is included in Accounts payable and accrued expenses in the Balance Sheet.

Note F – Receivable from (Payable to) Members

The composition of the net receivable from (payable to) members as of December 31, 2009 and 2008 is as follows (in millions):

	2009	2008
Regional developing members	$ 393	$ 397
Canada	(199)	(48)
Non-regional members	(349)	(297)
Total	$(155)	$ 52

These amounts are represented on the Balance Sheet as follows (in millions):

	2009	2008
Receivable from members	$ 401	$ 435
Amounts payable to maintain value of currency holdings	(556)	(383)
Total	$(155)	$ 52

On October 16, 2009, the Bank reached an agreement with one of its borrowing member countries to consolidate its outstanding MOV obligations with the Ordinary Capital in the amount of $252 million and agreed on a payment schedule of 16 annual installments starting in 2010.

Note G – Property

At December 31, 2009 and 2008, Property, net consists of the following (in millions):

	2009	2008
Land, buildings, improvements, capitalized software and equipment, at cost	$ 555	$ 534
Less: accumulated depreciation	(249)	(231)
	$ 306	$ 303

Note H – Borrowings

Medium- and long-term borrowings at December 31, 2009 consist of loans, notes and bonds issued in various currencies at contracted interest rates ranging from 0.0% to 16.38%, before swaps, and from (1.19)% (equivalent to 3-month USD-LIBOR less 148 basis points) to 8.69%, after swaps, with various maturity dates through 2039. A summary of the medium- and long-term borrowing portfolio and its maturity structure at December 31, 2009 and 2008 is shown in Appendix I-5.

The Bank has short-term borrowing facilities that consist of a discount notes program and uncommitted borrowing lines from various commercial banks. Discount notes are issued in amounts not less than $100,000, with maturities of up to 360 days. At December 31, 2009, the weighted average rate of short-term borrowings was 0.31% (2008—1.88%).

Borrowing expenses have been reduced by the net interest component of related borrowing swap transactions amounting to $1,492 million during 2009 (2008—$750 million; 2007—$340 million).

Note I – Fair Value Option

The Bank's previous accounting treatment of recognizing all its borrowings at amortized cost and marking to market the related borrowing swaps, with changes in fair value recognized in income, resulted in income volatility being reported, which was not representative of the underlying economics of the transactions as the Bank generally holds its borrowings and swaps to maturity. Effective January 1, 2008, Management approved the election of the fair value option under GAAP for certain medium- and long-term debt (mostly borrowings funding floating rate assets) to reduce the income volatility resulting from the previous accounting asymmetry, as the changes in the fair value of elected borrowings are now also recorded in income. The Bank did not elect the fair value option for other borrowings that are within the same balance sheet category because they do not contribute to a mitigation of, or do not produce, income volatility.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The changes in fair value for borrowings elected under the fair value option have been recorded in the Statement of Income and Retained Earnings for the years ended December 31, 2009 and 2008 as follows (in millions):

	2009	2008
Borrowing expenses—Interest, after swaps	$(1,773)	$(1,644)
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	(1,825)	1,766
Total changes in fair value included in Net income (loss)	$(3,598)	$ 122

The difference between the fair value amount and the unpaid principal outstanding of borrowings measured at fair value as of December 31, 2009 and 2008, was as follows (in millions):

	2009	2008
Fair value	$45,898[1]	$34,675[1]
Unpaid principal outstanding	44,813	32,745
Fair value over unpaid principal outstanding	$ 1,085	$ 1,930

[1] Includes accrued interest of $405 million and $325 million in 2009 and 2008, respectively.

Note J – Derivatives

Risk management strategy and use of derivatives: The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purpose. This strategy consists primarily of designing, implementing, updating, and monitoring the Bank's interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures. The Bank faces risks that result from market movements, primarily changes in interest and exchange rates, that are mitigated through its integrated asset and liability management framework. The objective of the asset and liability management framework is to align the currency composition, maturity profile and interest rate sensitivity characteristics of the assets and liabilities for each liquidity and lending product portfolio in accordance with the particular requirements for that product and within prescribed risk parameters. When necessary, the Bank employs derivatives to achieve this alignment. These instruments, mostly currency and interest rate swaps, are used primarily for economic hedging purposes.

A significant number of the current borrowing operations include swaps to economically hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses lending swaps to economically hedge fixed-rate, fixed-base cost rate and local currency loans, and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash.

Financial statements presentation: The Bank's derivative instruments and their related gains and losses are presented in the Balance Sheet, the Statement of Income and Retained Earnings and the Statement of Comprehensive Income as follows (in millions):

Balance Sheet

		December 31, 2009 [1]	
Derivatives not Designated as Hedging Instruments	Balance Sheet Location	Assets	Liabilities
Currency swaps	Currency and interest rate swaps		
	Investments—Trading	$ —	$ 3
	Loans	51	106
	Borrowings	2,810	848
	Accrued interest and other charges	142	(65)
Interest rate swaps	Currency and interest rate swaps		
	Investments—Trading	—	8
	Loans	197	65
	Borrowings	837	189
	Accrued interest and other charges	117	(11)
		$4,154	$1,143

[1] Balances are reported gross, prior to counterparty netting in accordance with existing master netting derivative agreements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Statement of Income and Retained Earnings and Statement of Comprehensive Income

Derivatives not Designated as Hedging Instruments	Location of Gain or (Loss) from Derivatives	Year ended December 31, 2009
Currency swaps		
Investments—Trading	Income (loss) from Investments: Interest	$ (2)
Loans	Income from Loans—Interest, after swaps	(32)
	Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	(76)
Borrowings	Borrowing expenses—Interest, after swaps	915
	Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	2,009
	Other comprehensive income (loss)—Translation adjustments	25
Interest rate swaps		
Investments—Trading	Income (loss) from Investments: Net gains (losses)	(6)
	Other comprehensive income (loss)—Translation adjustments	(2)
Loans	Income from Loans-Interest, after swaps	(189)
	Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	239
Borrowings	Borrowing expenses—Interest, after swaps	578
	Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	(782)
	Other comprehensive income (loss)—Translation adjustments	3
Futures	Income (loss) from Investments—Net gains (losses)	2
		$2,682

The Bank is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. Should the Bank's credit rating be downgraded from the current AAA, the standard swap agreements detail, by swap counterparty, the collateral requirements the Bank would need to satisfy. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on December 31, 2009 is $97 million (after consideration of master netting derivative agreements). If the Bank was downgraded from the current AAA to AA+, it would still not be required to post collateral against net liability positions by counterparty at December 31, 2009.

The following table provides information on the contract value/notional amounts of derivative instruments as of December 31, 2009 (in millions):

Derivative type/ Rate type	December 31, 2009 [1] [2] Currency swaps Receivable	Currency swaps Payable	Interest Rate swaps Receivable	Interest Rate swaps Payable
Investments				
Fixed	$ —	$ 36	$ —	$ 986
Adjustable	35	—	986	—
Loans				
Fixed	—	783	—	12,206
Adjustable	1,438	679	12,206	—
Borrowings				
Fixed	20,427	645	24,561	415
Adjustable	6,958	23,971	5,198	28,880

[1] Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual receivable or payable leg.
[2] Lending swaps are used to convert local currency loans to United States dollars, and fixed rate and fixed-base cost rate loans to floating rate. See Appendixes I-1 and I-5 for further details about investment and borrowing swaps.

Note K – Fair Value Measurements

The framework for measuring fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2—Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3—Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Bank's investment instruments valued based on quoted market prices in active markets, a valuation technique consistent with the market approach, include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy. As required by the framework for measuring fair value, the Bank does not adjust the quoted price for such instruments.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, external pricing services, where available, solicited broker/dealer

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

prices or prices derived from alternative pricing models, utilizing discounted cash flows. These methodologies apply to investments including government agencies, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). These instruments are classified within Level 2 of the fair value hierarchy and are measured at fair value using valuation techniques consistent with the market and income approaches.

The main methodology of external pricing service providers involves a "market approach" that requires a predetermined activity volume of market prices to develop a composite price. The market prices utilized are provided by orderly transactions being executed in the relevant market; transactions that are not orderly and outlying market prices are filtered out in the determination of the composite price. Other external price providers utilize evaluated pricing models that vary by asset class and incorporate available market information through benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing to prepare valuations.

Investment securities are also valued with prices obtained from brokers/dealers. Brokers/dealers' prices may be based on a variety of inputs ranging from observed prices to proprietary valuation models. The Bank reviews the reasonability of brokers/dealers' prices via the determination of fair value estimates from internal valuation techniques.

Substantially all the Bank's medium and long-term borrowings elected under the fair value option and lending and borrowing currency and interest rate swaps are valued using quantitative models, including discounted cash flow models as well as more advanced option modeling techniques, when necessary depending on the specific structures, that require the use of multiple market inputs including market yield curves, and/or exchange rates, interest rates and spreads to generate continuous yield or pricing curves and the spot price of the underlying volatility and correlation. Significant market inputs are observable during the full term of these instruments. Correlation and items with longer tenors are generally less observable. The Bank considers, consistent with the requirements of the framework for measuring fair value, the impact of its own creditworthiness in the valuation of its liabilities. These instruments are classified within Level 2 of the fair value hierarchy in view of the observability of the significant inputs to the models and are measured at fair value using valuation techniques consistent with the market and income approaches.

Level 3 investments mostly include collateralized debt obligations with very limited liquidity and are valued using external price providers, where available, or broker/dealer prices. Level 3 borrowing and related swap instruments are valued using prices provided by underwriters or swap counterparties. These methodologies are valuation techniques consistent with the market and income approaches.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of December 31, 2009 and 2008 by level within the fair value hierarchy (in millions). As required by the framework for measuring fair value, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements December 31, 2009[1]	Level 1	Level 2	Level 3
Investments—Trading:				
Obligations of the United States Government and its corporations and agencies	$ 819	$ 819	$ —	$ —
U.S. government-sponsored enterprises	540	—	540	—
Obligations of non-U.S. governments and agencies	6,574	330	6,244	—
Bank obligations	4,458	—	4,458	—
Corporate securities	49	—	49	—
Mortgage-backed securities	2,337	—	2,328	9
Asset-backed securities	1,558	—	1,463	95
Total Investments—Trading	16,335	1,149	15,082	104
Currency and interest rate swaps	4,154	—	4,134	20
Total	$ 20,489	$1,149	$19,216	$124

[1] Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges—On investments of $31 million for trading investments and under Accrued interest and other charges—On swaps, net of $259 million for currency and interest rate swaps.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Assets	Fair Value Measurements December 31, 2008[1]	Level 1	Level 2	Level 3
Investments—Trading:				
Obligations of the United States Government and its corporations and agencies	$ 1,138	$ 1,015	$ 123	$ —
U.S. government-sponsored enterprises	1,539	214	1,325	—
Obligations of non-U.S. governments and agencies	836	33	803	—
Bank obligations	4,748	—	4,748	—
Corporate securities	200	—	200	—
Mortgage-backed securities	2,139	—	2,130	9
Asset-backed securities	2,069	—	1,968	101
Total Investments—Trading	12,669	1,262	11,297	110
Currency and interest rate swaps	3,499	—	3,428	71
Total	$16,168	$1,262	$14,725	$181

[1] Represents the fair value of the referred assets, including their accrued interest presented on the Balance Sheet under Accrued interest and other charges—On investments of $56 million for trading investments and under Accrued interest and other charges—On swaps, net of $39 million for currency and interest rate swaps.

Financial liabilities:

Liabilities	Fair Value Measurements December 31, 2009[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$45,898	$ —	$45,616	$282
Currency and interest rate swaps	1,143	—	1,116	27
Total	$47,041	$ —	$46,732	$309

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $405 million for borrowings and under Accrued interest and other charges—On swaps, net of $(76) million for currency and interest rate swaps.

Liabilities	Fair Value Measurements December 31, 2008[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$34,675	$ —	$34,135	$540
Currency and interest rate swaps	1,913	—	1,871	42
Total	$36,588	$ —	$36,006	$582

[1] Represents the fair value of the referred liabilities, including their accrued interest presented on the Balance Sheet under Accrued interest on borrowings of $325 million for borrowings and under Accrued interest and other charges —On swaps, net of $(4) million for currency and interest rate swaps.

The tables below show a reconciliation of the beginning and ending balances of all financial assets and financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009 and 2008 (in millions). In addition, the tables show the total gains and losses included in Net income (loss) as well as the amount of these gains and losses attributable to the change in unrealized gains and losses relating to assets and liabilities still held as of December 31, 2009 and 2008 and a description of where these gains or losses are reported in the Statement of Income and Retained Earnings.

Financial assets:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2009		
	Investments–Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 110	$ 71	$181
Total gains (losses) included in:			
Net income (loss)	(3)	(32)	(35)
Other comprehensive income (loss)	2	1	3
Settlements	(25)	(6)	(31)
Transfer in (out) of Level 3	20	(14)	6
Balance, end of year	$ 104	$ 20	$124
Total gains (losses) for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the year	$ (9)	$(39)	$(48)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) Year Ended December 31, 2008		
	Investments–Trading	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 68	$ 89	$157
Total gains (losses) included in:			
Net income (loss)	(106)	32	(74)
Other comprehensive income (loss)	(5)	(4)	(9)
Settlements	(30)	(15)	(45)
Transfer from/to financial liabilities	—	(31)	(31)
Transfer in (out) of Level 3	183	—	183
Balance, end of year	$ 110	$ 71	$181
Total gains (losses) for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at the end of the year	$ (84)	$ 6	$(78)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Gains (losses) are included in the Statement of Income and Retained Earnings as follows (in millions):

	Year Ended December 31, 2009		Year Ended December 31, 2008	
	Total Gains (Losses) included in Net Income (Loss) for the Year	Change in Unrealized Gains (Losses) related to Assets Still Held at the End of the Year	Total Gains (Losses) included in Net Income (Loss) for the Year	Change in Unrealized Gains (Losses) related to Assets Still Held at the End of the Year
Income (loss) from Investments	$ (3)	$ (9)	$(106)	$(84)
Borrowing expenses—Interest, after swaps	8	—	26	—
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	(39)	(39)	6	6
Total	$(34)	$(48)	$ (74)	$(78)

Financial liabilities:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Year Ended December 31, 2009		
	Borrowings Measured at Fair value	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 540	$ 42	$ 582
Total (gains) losses included in:			
Net income (loss)	78	(14)	64
Other comprehensive income (loss)	5	—	5
Issuances and settlements, net	(151)	(1)	(152)
Transfer out of Level 3	(190)	—	(190)
Balance, end of year	$ 282	$ 27	$ 309
Total (gains) losses for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at the end of the year	$ 70	$ (14)	$ 56

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Year Ended December 31, 2008		
	Borrowings Measured at Fair value	Currency and Interest Rate Swaps	Total
Balance, beginning of year	$ 533	$ 39	$572
Total (gains) losses included in:			
Net income (loss)	(16)	44	28
Other comprehensive income (loss)	(9)	—	(9)
Issuances and settlements, net	32	(10)	22
Transfer from/to financial assets	—	(31)	(31)
Balance, end of year	$ 540	$ 42	$582
Total (gains) losses for the year included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at the end of the year	$ (56)	$ 39	$ (17)

(Gains) losses are included in the Statement of Income and Retained Earnings as follows (in millions):

	Year Ended December 31, 2009		Year Ended December 31, 2008	
	Total (Gains) Losses included in Net Income (Loss) for the Year	Change in Unrealized (Gains) Losses related to Liabilities Still Held at the End of the Year	Total (Gains) Losses included in Net Income (Loss) for the Year	Change in Unrealized (Gains) Losses related to Liabilities Still Held at the End of the Year
Borrowing expenses—Interest, after swaps	$ 8	$—	$ 45	$ —
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value	56	56	(17)	(17)
Total	$64	$56	$ 28	$(17)

Note L – Commercial Credit Risk

Commercial credit risk is the exposure to losses that could result from either the default or the downgrade by a credit rating agency of one of the Bank's investment, trading or derivative counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereigns, agencies, banks and corporate entities, including asset-backed and mortgage-backed securities. In addition, the Bank limits its capital market activities to authorized counterparties, issuers and dealers selected on the basis of conservative risk management policies, and establishes exposure and term limits for those counterparties, issuers and dealers based on their size and creditworthiness.

As part of its regular investment, lending, funding and asset and liability management activities, the Bank uses derivative instruments, mostly currency and interest rate swaps, primarily for hedging purposes. The Bank has established exposure limits for each derivative counterparty and has entered into master derivative agreements that contain enforceable close-out netting provisions. These master agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual limits. The Bank does not expect nonperformance by any of its derivative counterparties. As of December 31, 2009, the Bank had received eligible collateral (U.S. Treasuries and cash) of $2,765 million (2008—$1,761 million), as required under its master derivative agreements.

The derivative credit exposures shown below represent the maximum potential loss, based on the gross fair value of the financial instruments without consideration of close-out netting provisions on master derivative agreements, the Bank would incur if the parties to the derivative financial instruments failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value. As of December 31, 2009 and 2008, such credit exposures, prior to consideration of any master derivative agreements or posted collateral, were as follows (in millions):

	2009	2008
Investments—Trading Portfolio		
Interest rate swaps	$ —	$ 4
Loan Portfolio		
Currency swaps	48	41
Interest rate swaps	149	—
Borrowing Portfolio		
Currency swaps	2,962	1,881
Interest rate swaps	1,014	1,573

Note M – Capital Stock and Voting Power

Capital stock

Capital stock consists of "paid-in" and "callable" shares. The subscribed "paid-in" capital stock has been paid in gold and/or United States dollars and in the currency of the respective member, which in some cases has been made freely convertible, in accordance with the terms for the respective increase in capital. Non-negotiable, non-interest-bearing demand obligations have been accepted in lieu of the immediate payment of all or any part of the member's subscribed "paid-in" capital stock. The subscribed "callable" portion of capital may only be called when required to meet obligations of the Bank created by borrowings of funds for inclusion in the Ordinary Capital resources or guarantees chargeable to such resources and is payable at the option of the member either in gold, in United States dollars, in the currency of the member country, or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. For a Statement of Subscriptions to Capital Stock at December 31, 2009 and 2008, see Appendix I-6.

On January 12, 2009, the People's Republic of China became the 48th member of the Bank and subscribed to eight shares of paid-in capital and 176 shares of callable capital.

On August 17, 2009, the Bank received from Canada a letter of subscription for 334,887 shares of non-voting callable capital stock, thereby increasing Canada's total subscription to 669,774 shares. Accordingly, effective on this date, the authorized capital stock of the Bank was increased by an amount of $4,039.9 million to a total of $104,980 million represented by 8,702,335 shares, authorized and subscribed. The paid-in capital stock remained unchanged. The terms and conditions of Canada's subscription stipulate that the subscription is on a temporary basis, with Canada required to transfer 25% of the shares back to the Bank in each of the years from 2014 to 2017.

Voting power

Under the Agreement, each member country shall have 135 votes plus one vote for each voting share of the Bank held by that country. The Agreement, as amended by the Eighth General Increase in the Resources of the Inter-American Development Bank, also provides that no increase in the capital stock subscription of any member shall have the effect of reducing the voting power of the regional developing members below 50.005%, of the United States below 30%, and of Canada below 4% of the total voting power, leaving the remaining voting power available for nonregional members at a maximum of 15.995%, including approximately 5% for Japan.

Total capital stock subscriptions and the voting power of the member countries as of December 31, 2009 are shown in the Statement of Subscriptions to Capital Stock and Voting Power in Appendix I-7.

Note N – Retained Earnings

The composition of Retained earnings as of December 31, 2009, 2008 and 2007 is as follows (in millions):

	2009	2008	2007
General reserve	$12,776	$11,982	$11,911
Special reserve	2,665	2,665	2,665
Total	$15,441	$14,647	$14,576

Note O – Accumulated Other Comprehensive Income

Other comprehensive income substantially comprises the effects of the postretirement benefits accounting requirements and currency translation adjustments. These items are presented in the Statement of Comprehensive Income.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The following is a summary of changes in Accumulated other comprehensive income for the years ended December 31, 2009, 2008, and 2007 (in millions):

	Translation Adjustments Allocation			
	General Reserve	Special Reserve	Other Adjustments	Total
Balance at January 1, 2007	$ 512	$(168)	$ 682	$ 1,026
Translation adjustments	234	46	—	280
Reclassification to income—cash flow hedges	—	—	1	1
Recognition of changes in Postretirement benefit assets:				
Net actuarial gain	—	—	126	126
Reclassification to income—amortization of net prior service cost	—	—	4	4
Balance at December 31, 2007	746	(122)	813	1,437
Translation adjustments	376	20	—	396
Reclassification to income—cash flow hedges	—	—	(4)	(4)
Recognition of changes in Postretirement benefit assets/liabilities:				
Net actuarial loss	—	—	(1,375)	(1,375)
Reclassification to income—amortization of net prior service cost	—	—	4	4
Balance at December 31, 2008	1,122	(102)	(562)	458
Translation adjustments	(78)	6	—	(72)
Reclassification to income—cash flow hedges	—	—	2	2
Recognition of changes in Postretirement benefit assets/liabilities:				
Net actuarial gain	—	—	579	579
Prior service cost	—	—	(77)	(77)
Reclassification to income—amortization of net prior service cost	—	—	4	4
Balance at December 31, 2009	$1,044	$ (96)	$ (54)	$ 894

Note P – Net Unrealized Gains (Losses) on Non-Trading Derivatives and Borrowings Measured at Fair Value

Beginning in 2008, the fair value election for certain borrowings helped the Bank reduce the income volatility previously generated by carrying at fair value only its derivative instruments. Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value for the years ended December 31, 2009, 2008 and 2007 comprise the following (in millions):

	2009	2008	2007
Change in fair value of derivative instruments due to movements in:			
Exchange rates	$ 2,953	$(3,980)	$ 1,106
Interest rates	(1,563)	2,900	(170)
Total change in fair value of derivatives	1,390	(1,080)	936
Change in fair value of borrowings due to movements in:			
Exchange rates	(2,783)	3,727	—
Interest rates	958	(1,961)	—
Total change in fair value of borrowings	(1,825)	1,766	—
Currency transaction gains (losses) on borrowings and loans at amortized cost	(77)	241	(1,141)
Amortization of borrowing and loan basis adjustments	14	19	57
Reclassification to income—cash flow hedges	(2)	4	(1)
Total	$ (500)	$ 950	$ (149)

Net unrealized losses on non-trading derivatives resulting from changes in interest rates were $1,563 million for 2009 (2008—gains of $2,900 million), as a result of an overall increase in long-term swap interest rates in the global markets, compared to year-end 2008 levels. These losses were partially compensated by net unrealized gains on borrowings measured at fair value of $958 million (2008—losses of $1,961 million). This income volatility, which amounted to a loss of $605 million for 2009, compared to a gain of $939 million last year, was primarily due to losses associated with a tightening of the Bank's credit spreads on the borrowings portfolio (approximately $460 million) and changes in basis spreads (approximately $210 million), that were partially offset by unrealized gains on lending swaps ($216 million). Substantially all the income volatility during 2008 was due to the Bank's credit spreads widening. At the end of 2008, the financial market turmoil led to a crisis of confidence that negatively affected all credit spread products, including the Bank's borrowings. As market sentiment gradually improved in 2009, high grade credit products spread levels generally declined.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During 2009, exchange rate changes increased the value of borrowings and loans, resulting in net losses of $2,860 million (2008—gains of $3,968 million; 2007—losses of $1,141 million), which were offset by net gains from changes in the value of the borrowing and lending swaps of $2,953 million (2008—losses of $3,980 million; 2007—gains of $1,106 million).

Note Q – Pension and Postretirement Benefit Plans

The Bank has two defined benefit retirement plans (Plans) for providing pension benefits to employees of the Bank and the IIC: the Staff Retirement Plan (SRP) for international employees, and the Local Retirement Plan (LRP) for national employees in the country offices. The Plans are funded by employee, Bank and IIC contributions in accordance with the provisions of the Plans. Any and all Bank and IIC contributions to the Plans are irrevocable and are held separately in retirement funds solely for the payment of benefits under the Plans.

The Bank also provides certain health care and other benefits to retirees. All employees who retire and receive a monthly pension from the Bank or the IIC and who meet certain requirements are eligible for postretirement benefit. Retirees contribute toward the Bank's health care program based on an established premium schedule. The Bank and the IIC contribute the remainder of the actuarially determined cost of future health and other postretirement benefits under the Postretirement Benefit Plan (PBRP). While all contributions and all other assets and income of the PRBP remain the property of the Bank, they are held and administered separately and apart from the other property and assets of the Bank solely for the purpose of payment of benefits under the PRBP.

Since both the Bank and the IIC participate in the SRP and the PRBP, each employer presents its respective share of these plans. The amounts presented below reflect the Bank's proportionate share of costs, assets and obligations of the Plans and the PRBP.

Obligations and funded status

The Bank uses a December 31 measurement date for the Plans and the PRBP. The following table summarizes the Bank's share of the change in benefit obligation, change in plan assets, and funded status of the Plans and the PRBP, and the amounts recognized on the Balance Sheet for the years ended December 31, 2009, 2008 and 2007 (in millions):

	Pension Benefits			Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Change in benefit obligation						
Benefit obligation, beginning of year	$2,419	$2,264	$2,207	$1,068	$ 996	$ 886
Service cost	63	54	58	35	29	32
Interest cost	139	142	132	60	62	58
Plan participants' contributions	22	20	21	—	—	—
Retiree drug subsidy received	—	—	—	1	1	—
Plan amendment	—	—	—	79	—	—
Benefits paid	(96)	(93)	(86)	(28)	(25)	(22)
Actuarial loss (gain)	(133)	32	(68)	(99)	5	42
Benefit obligation, end of year	2,414	2,419	2,264	1,116	1,068	996
Change in plan assets						
Fair value of plan assets, beginning of year	2,204	3,038	2,826	873	1,195	1,130
Actual return on plan assets	418	(785)	243	178	(314)	71
Employer contribution	39	24	34	25	17	16
Plan participants' contributions	22	20	21	—	—	—
Benefits paid	(96)	(93)	(86)	(28)	(25)	(22)
Fair value of plan assets, end of year	2,587	2,204	3,038	1,048	873	1,195
Funded status, end of year	$ 173	$ (215)	$ 774	$ (68)	$ (195)	$ 199
Amounts recognized in Accumulated other comprehensive income consist of:						
Net actuarial loss (gain)	$ (38)	$ 339	$ (648)	$8	$212	$ (176)
Prior service cost	5	6	8	82	3	5
Net amount recognized	$ (33)	$ 345	$ (640)	$ 90	$ 215	$ (171)

The accumulated benefit obligation for the Plans was $2,130 million, $2,150 million, and $1,943 million at December 31, 2009, 2008 and 2007, respectively.

During 2008, the fair value of the Plans and the PRBP assets was adversely affected by the financial markets crisis, contributing significantly to the negative return in plan assets during that year. In 2009, the plans assets increased as a result of a recovery of previous mark-to-market losses.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Net periodic benefit cost and other changes in plan assets and benefit obligations recognized in Other comprehensive income for the years ended December 31, 2009, 2008 and 2007, as applicable, consist of the following components (in millions):

Components of net periodic benefit cost:

	Pension Benefits			Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Service Cost	$ 63	$ 54	$ 58	$ 35	$ 29	$ 32
Interest Cost	139	142	132	60	62	58
Expected return on plan assets	(173)	(171)	(154)	(75)	(68)	(61)
Amortization of prior service cost	2	2	2	4	2	2
Net periodic benefit cost	$ 31	$ 27	$ 38	$ 24	$ 25	$ 31
Of which:						
Ordinary Capital's share	$ 30	$ 23	$ 32	$ 23	$ 21	$ 26
FSO's share	1	4	6	1	4	5

Other changes in plan assets and benefit obligation recognized in Other comprehensive income (loss):

	Pension Benefits			Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Net actuarial loss (gain)	$(377)	$ 987	$(156)	$(202)	$388	$30
Amortization of prior service cost	(2)	(2)	(2)	(2)	(2)	(2)
Plan amendment	—	—	—	77	—	—
Total recognized in Other comprehensive income (loss)	$(379)	$ 985	$(158)	$(127)	$386	$28
Total recognized in net periodic benefit cost and Other comprehensive income (loss)	$(348)	$1,012	$(120)	$(103)	$411	$59

The Bank allocates the net periodic benefit cost between the Ordinary Capital and the FSO in accordance with the allocation formula approved by the Board of Executive Directors for administrative expenses.

The estimated prior service cost that will be amortized from Accumulated other comprehensive income into net periodic benefit cost during 2010 is $2 million for the Plans and $38 million for the PRBP.

Actuarial assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Unrecognized actuarial gains and losses which exceed 10% of the greater of the benefit obligation or market-related value of plan assets at the beginning of the period are amortized over the average remaining service period of active employees expected to receive benefits under the SRP, LRP and PRBP, which approximates 11.6, 12.7 and 12 years, respectively.

Unrecognized prior service cost is amortized over 10.5 years for the SRP, 13 years for the LRP, and 7.9 years for the PRBP.

The weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost were as follows:

Weighted-average assumptions used to determine benefit obligations at December 31,	Pension Benefits			Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Discount rate	6.25%	5.75%	6.25%	6.25%	5.75%	6.25%
Rate of salary increase SRP	5.50%	5.50%	6.00%			
Rate of salary increase LRP	7.30%	7.30%	7.80%			

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31,	Pension Benefits			Postretirement Benefits		
	2009	2008	2007	2009	2008	2007
Discount rate	5.75%	6.25%	6.00%	5.75%	6.25%	6.00%
Expected long-term return on plan assets	6.75%	6.75%	6.75%	7.25%	6.75%	6.75%
Rate of salary increase SRP	5.50%	6.00%	6.00%			
Rate of salary increase LRP	7.30%	7.80%	7.80%			

The expected yearly rate of return on plan assets reflects management's best estimate of the expected rates of return of the asset categories employed by the plans and weighting those returns by the plan's investment policy asset allocations. The discount rates used in determining the benefit obligations are selected by reference to the year-end AAA and AA corporate bond rates.

For participants assumed to retire in the United States, the accumulated postretirement benefit obligation was determined using the following health care cost trend rates at December 31:

	2009	2008	2007
Health care cost trend rates assumed for next year:			
Medical	8.00%	8.50%	9.50%
Prescription drugs	8.00%	8.50%	9.50%
Dental	5.50%	6.00%	6.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50%	4.50%	5.00%
Year that the rate reaches the ultimate trend rate	2017	2017	2017

For those participants assumed to retire outside of the United States, a 8.0% health care cost trend rate was used for 2009 (2008—8.50%; 2007—9.50%).

Assumed health care cost trend rates have a significant effect on the amounts reported for the PRBP. A one-percentage point change in assumed health care cost trend rates would have the following effects as of December 31, 2009 (in millions):

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$ 17	$ (13)
Effect on postretirement benefit obligation	142	(112)

Plan assets

The assets of the Plans and the PRBP are managed primarily by investment managers employed by the Bank who are provided with investment guidelines that take into account the Plans and the PRBP's investment policies. Investment policies have been developed so that, consistent with expected returns, there is a high equity allocation with the expectation of sufficient returns to meet long-term funding needs.

Investments average 60% and 70% exposure to a well-diversified pool of developed (60% to 70%) and emerging markets equities (0% to 5%) and emerging markets debt (0% to 5%). Assets are also invested in fixed-income securities (20%) to protect against disinflation, and in a mix of other types of investments (10% to 20%) that are expected to react positively to rising inflation.

The investment policy target allocations as of December 31, 2009 are as follows:

	SRP	LRP	PRBP
U.S. equities	35%	40%	40%
Non-U.S. equities	25%	30%	30%
Emerging market securities[1]	5%	—	—
Fixed income	20%	20%	20%
Inflation-sensitive investments[2]	15%	10%	10%

[1] Comprised of emerging market equities and debt.

[2] Comprised of inflation-indexed U.S. Government bonds (5% to 15%), real estate investment funds and equities (0% to 6%), and full-collateralized commodity index futures (0% to 4%) for the SRP, inflation-indexed U.S. Government bonds (5% to 10%) and real estate investment funds and equities (0% to 5%) for the LRP, and inflation-indexed U.S. Government bonds (10%) for the PRBP.

Risk is managed by the continuous monitoring of each asset category level and investment manager. The investments are rebalanced toward the policy target allocations to the extent possible from cash flows. If cash flows are insufficient to maintain target weights, transfers among the managers' accounts are made at least annually. Investment managers generally are not allowed to invest more than 5% of their respective portfolios in the securities of a single issuer other than the U.S. Government. The use of derivatives by an investment manager must be specifically approved for each instrument.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The following tables set forth the investments of the Plans and PRBP as of December 31, 2009, which are measured at fair value and presented together with their weighted average allocation, by level within the fair value hierarchy (in millions). As required by the fair value measurements accounting framework, these investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement, except for certain investment funds which classification within the fair value hierarchy depends on the ability to redeem their corresponding shares at their net asset value in the near term.

Plans assets:

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2009	Weighted Average Allocations
Equity and equity funds:					
U.S. equities	$ 275	$ 645	$—	$ 920	36%
Non-U.S. equities	267	365	—	632	24%
Emerging markets equities	—	66	—	66	2%
Government bonds and diversified bond funds:					
Fixed income funds	512	—	—	512	20%
U.S. inflation-indexed bonds	284	—	—	284	11%
Emerging markets debt	—	68	—	68	3%
Short-term investment funds	13	34	—	47	2%
Real estate investments funds	—	—	58	58	2%
Total	$1,351	$1,178	$58	$2,587	100%

PRBP assets:

Category of Investments	Level 1	Level 2	Level 3	Fair Value Measurements December 31, 2009	Weighted Average Allocations
Equity and equity funds:					
U.S. equities	$ —	$ 379	$—	$ 379	37%
Non-U.S. equities	—	264	—	264	25%
Government bonds and diversified bond funds:					
Fixed income bonds and funds	205	—	—	205	20%
U.S. inflation-indexed bonds	128	—	—	128	12%
Short-term investment funds	2	58	—	60	6%
Total investments	$ 335	$ 701	$—	1,036	100%
Other assets				12	
Total				$1,048	

Investment securities that are measured at fair value based on quoted market prices in active markets, a valuation technique consistent with the market approach, include U.S. equities, non-U.S. equities, fixed income funds and U.S. treasury inflation indexed bonds. Such securities are classified within Level 1 of the fair value hierarchy. As required by the fair value measurement framework, no adjustments are made to the quoted price for such securities.

Commingled emerging markets equity and debt funds, and short-term investment funds which are not publicly-traded are measured at fair value based on the net asset value of the investment funds and are classified as Level 2, as they are redeemable with the investee in the near term at their net asset value per share at the measurement date. This valuation technique is consistent with the market approach.

Real estate investment funds are measured at fair value based on the net asset value of these investment funds and are classified as Level 3 as the length of time required to redeem these investments is uncertain. The valuation assumptions used by these investment funds include i) market value of similar properties, ii) discounted cash flows, iii) replacement cost and iv) debt on property (direct capitalization). These methodologies are valuation techniques consistent with the market and cost approaches.

The tables below show a reconciliation of the beginning and ending balance of the Plans' investments measured at fair value on a recurring basis using their net asset value per share and which redemption terms are uncertain (Level 3) for the year ended December 31, 2009:

	Year Ended December 31, 2009
Balance, beginning of year	$ 86
Total net losses	(23)
Sales and income distributions	(5)
Balance, end of year	$ 58
Total loss for the year attributable to the change in unrealized losses related to investments still held at December 31, 2009	$(30)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Cash flows

Contributions

Contributions from the Bank to the Plans and the PRBP during 2010 are expected to be approximately $55 million and $30 million, respectively. All contributions are made in cash.

Estimated future benefit payments

The following table shows the benefit payments, which reflect expected future service, as appropriate, expected to be paid in each of the next five years and in the aggregate for the subsequent five years (in millions). These amounts are based on the same assumptions used to measure the benefit obligation at December 31, 2009.

Year	Plans	PRBP
2010	$104	$ 37
2011	109	39
2012	113	42
2013	118	44
2014	124	47
2015–2019	712	280

Note R – Reconciliation of Net Income (Loss) to Net Cash Provided by (Used In) Operating Activities

A reconciliation of Net income (loss) to Net cash provided by (used in) operating activities, as shown on the Statement of Cash Flows, is as follows (in millions):

	Years ended December 31,		
	2009	2008	2007
Net income (loss)	$ 794	$ (22)	$134
Difference between amounts accrued and amounts paid or collected for:			
Loan income	150	57	(2)
Investment income	(143)	(54)	(26)
Net unrealized (gain) loss on trading investments	(382)	1,596	280
Interest and other costs of borrowings, after swaps	(58)	350	182
Administrative expenses, including depreciation	84	7	67
Special programs	55	48	24
Net unrealized (gains) losses on non-trading derivatives and borrowings measured at fair value	500	(950)	149
Net (increase) decrease in trading investments	(3,067)	(1,951)	122
Provision (credit) for loan and guarantee losses	(21)	93	(13)
Net cash provided by (used in) operating activities	$(2,088)	$ (826)	$917
Supplemental disclosure of noncash activities			
Increase (decrease) resulting from exchange rate fluctuations:			
Trading investments	$ 73	$ (199)	$438
Held-to-maturity investments	210	(237)	347
Loans outstanding	(41)	806	583
Borrowings	(27)	272	840
Receivable from members—net	(203)	260	(302)

Note S – Segment Reporting

Management has determined that the Bank has only one reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the years 2009, 2008 and 2007, loans made to or guaranteed by three countries individually generated in excess of 10 percent of loan income, before swaps, as follows (in millions):

	Years ended December 31,		
	2009	2008	2007
Argentina	$357	$411	$463
Brazil	494	579	583
Colombia	231	253	230

Note T – Fair Values of Financial Instruments

The following methods and assumptions were used by the Bank in measuring the fair value for its financial instruments:

Cash: The carrying amount reported in the Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted prices, where available; otherwise they are based on external pricing services, independent dealer prices, or discounted cash flows.

Loans: The Bank is one of very few lenders of development loans to Latin American and Caribbean countries. The absence of a secondary market for development loans makes it difficult to estimate the fair value of the Bank's lending portfolio despite the flexibility offered by the fair value framework. The Bank continues to explore possible valuation tools to estimate the fair value of its lending portfolio without having to incur excessive costs.

Swaps: Fair values for interest rate and currency swaps are based on discounted cash flows or pricing models.

Borrowings: The fair values of borrowings are based on discounted cash flows or pricing models.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

The following table presents the fair values of the financial instruments, along with the respective carrying amounts, as of December 31, 2009 and 2008 (in millions):

	2009[1]		2008[1]	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 242	$ 242	$ 301	$ 301
Investments				
Trading	16,335	16,335	12,669	12,669
Held-to-maturity	3,843	3,916	3,657	3,703
Loans outstanding, net	58,429	N/A	51,601	N/A
Currency and interest rate swaps receivable				
Investments—trading	—	—	4	4
Loans	186	186	41	41
Borrowings	3,968	3,968	3,454	3,454
Borrowings				
Short-term	1,908	1,908	3,067	3,067
Medium- and long-term:				
Measured at fair value	45,898	45,898	34,675	34,675
Measured at amortized cost	13,123	13,878	12,211	13,977
Currency and interest rate swaps payable				
Investments—trading	19	19	11	11
Loans	191	191	110	110
Borrowings	933	933	1,792	1,792

N/A = Not available
[1] Includes accrued interest.

Note U – Subsequent Events

Management has evaluated subsequent events through March 1, 2010, which is the date the financial statements were issued. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Bank's financial statements as of December 31, 2009.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-1

SUMMARY STATEMENT OF TRADING INVESTMENTS AND SWAPS[1] – NOTE D

December 31, 2009
Expressed in millions of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	All currencies
Obligations of the United States Government and its corporations and agencies:					
Carrying value	—	—	—	1,357	1,357[2]
Average balance during year	—	—	—	1,669	1,669
Net losses for the year	—	—	—	(7)	(7)
Obligations of non-U.S. governments and agencies:					
Carrying value	1,028	361	96	5,068	6,553
Average balance during year	686	276	69	3,930	4,961
Net gains (losses) for the year	6	—	(1)	(3)	2
Bank obligations:					
Carrying value	695	7	99	3,652	4,453
Average balance during year	1,122	2	146	4,233	5,503
Net gains for the year	31	—	—	46	77
Corporate securities:					
Carrying value	—	—	—	49	49
Average balance during year	—	—	—	79	79
Net gains for the year	—	—	—	1	1
Asset-backed and mortgage-backed securities:					
Carrying value	1,600	—	—	2,292	3,892
Average balance during year	1,579	—	—	2,221	3,800
Net gains for the year	43	—	—	418	461
Total trading investments:					
Carrying value	3,323	368	195	12,418	16,304
Average balance during year	3,387	278	215	12,132	16,012
Net gains (losses) for the year	80	—	(1)	455	534
Net interest rate swaps:					
Carrying value[3]	—	—	—	(8)	(8)
Average balance during year	—	—	—	(6)	(6)
Net losses for the year	—	—	—	(6)	(6)
Currency swaps receivable:					
Carrying value[3]	—	—	—	35	35
Average balance during year	—	—	—	35	35
Net gains (losses) for the year	—	—	—	—	—
Currency swaps payable:					
Carrying value[3]	(38)	—	—	—	(38)
Average balance during year	(37)	—	—	—	(37)
Net gains (losses) for the year	—	—	—	—	—
Total trading investments and swaps:					
Carrying value	3,285	368	195	12,445	16,293
Average balance during year	3,350	278	215	12,161	16,004
Net gains (losses) for the year	80	—	(1)	449	528
Return for the year (%)	4.34	0.19	0.21	4.97	4.65

[1]Excludes accrued interest.
[2]Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities, of $538 million. GSE obligations are not backed by the full faith and credit of the United States government.
[3]Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. Currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (debit or credit) of the net fair value amount of these agreements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-1

SUMMARY STATEMENT OF TRADING INVESTMENTS AND SWAPS[1] – NOTE D

December 31, 2008
Expressed in millions of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	All currencies
Obligations of the United States Government and its corporations and agencies:					
Carrying value	—	—	—	2,678	2,678[2]
Average balance during year	—	—	—	996	996
Net gains for the year	—	—	—	10	10
Obligations of non-U.S. governments and agencies:					
Carrying value	331	33	142	265	771
Average balance during year	386	101	42	26	555
Net gains for the year	7	1	1	—	9
Bank obligations:					
Carrying value	1,361	—	120	3,300	4,781
Average balance during year	1,714	231	239	3,493	5,677
Net losses for the year	(31)	—	—	(69)	(100)
Corporate securities:					
Carrying value	—	—	—	199	199
Average balance during year	—	—	—	325	325
Net losses for the year	—	—	—	(2)	(2)
Asset-backed and mortgage-backed securities:					
Carrying value	1,838	—	—	2,346	4,184
Average balance during year	2,273	—	—	3,237	5,510
Net losses for the year	(313)	—	—	(1,201)	(1,514)
Total trading investments:					
Carrying value	3,530	33	262	8,788	12,613
Average balance during year	4,373	332	281	8,077	13,063
Net gains (losses) for the year	(337)	1	1	(1,262)	(1,597)
Net interest rate swaps:					
Carrying value[3]	—	—	—	(7)	(7)
Average balance during year	—	—	—	(4)	(4)
Net losses for the year	—	—	—	(1)	(1)
Currency swaps receivable:					
Carrying value[3]	—	—	—	35	35
Average balance during year	—	—	—	12	12
Net gains (losses) for the year	—	—	—	—	—
Currency swaps payable:					
Carrying value[3]	(36)	—	—	—	(36)
Average balance during year	(11)	—	—	—	(11)
Net losses for the year	(2)	—	—	—	(2)
Total trading investments and swaps:					
Carrying value	3,494	33	262	8,816	12,605
Average balance during year	4,362	332	281	8,085	13,060
Net gains (losses) for the year	(339)	1	1	(1,263)	(1,600)
Return for the year (%)	(3.26)	0.70	2.52	(12.57)	(7.84)

[1] Excludes accrued interest.

[2] Includes obligations issued or guaranteed by Government-Sponsored Enterprises (GSE), such as debt and mortgage- and asset-backed securities, of $1,357 million. GSE obligations are not backed by the full faith and credit of the United States government.

[3] Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. Currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (debit or credit) of the net fair value amount of these agreements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-2

SUMMARY STATEMENT OF HELD-TO-MATURITY INVESTMENTS[1] – NOTE D

December 31, 2009
Expressed in millions of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	Other currencies	All currencies
Obligations of non-U.S. governments and agencies:						
Net carrying amount	1,586	544	162	90	1,139	3,521
Gross unrealized gains	37	2	1	1	35	76
Gross unrealized losses	4	—	—	—	2	6
Fair value	1,619	546	163	91	1,172	3,591
Bank obligations:						
Net carrying amount	—	—	—	—	167	167
Gross unrealized gains	—	—	—	—	1	1
Gross unrealized losses	—	—	—	—	—	—
Fair value	—	—	—	—	168	168
Asset-backed and mortgage-backed securities:						
Net carrying amount	—	—	—	5	117	122
Gross unrealized gains	—	—	—	—	2	2
Gross unrealized losses	—	—	—	—	—	—
Fair value	—	—	—	5	119	124
Total held-to-maturity investments:						
Net carrying amount	1,586	544	162	95	1,423[2]	3,810
Gross unrealized gains	37	2	1	1	38	79
Gross unrealized losses	4	—	—	—	2	6
Fair value	1,619	546	163	96	1,459	3,883
Return for the year (%)	2.90	0.55	0.91	4.13	3.62	2.75

[1] Excludes accrued interest.
[2] The net carrying amount of held-to-maturity investments held in other currencies consists of the following:

Canadian dollars	$1,113
British pounds sterling	206
Other	104
Total	$1,423

MATURITY STRUCTURE OF HELD-TO-MATURITY INVESTMENTS

December 31, 2009
Expressed in millions of United States dollars

Year of maturity	Net carrying amount	Fair value
2010	$1,600	$1,608
2011 to 2014	2,210	2,275
Total	$3,810	$3,883

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-2

SUMMARY STATEMENT OF HELD-TO-MATURITY INVESTMENTS[1] – NOTE D

December 31, 2008
Expressed in millions of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	Other currencies	All currencies
Obligations of non-U.S. governments and agencies:						
Net carrying amount	1,428	551	155	181	947	3,262
Gross unrealized gains	16	3	1	4	39	63
Gross unrealized losses	18	—	—	—	—	18
Fair value	1,426	554	156	185	986	3,307
Bank obligations:						
Net carrying amount	73	—	2	—	148	223
Gross unrealized gains	—	—	—	—	—	—
Gross unrealized losses	—	—	—	—	—	—
Fair value	73	—	2	—	148	223
Asset-backed and mortgage-backed securities:						
Net carrying amount	—	—	—	35	101	136
Gross unrealized gains	—	—	—	—	2	2
Gross unrealized losses	—	—	—	1	—	1
Fair value	—	—	—	34	103	137
Total held-to-maturity investments:						
Net carrying amount	1,501	551	157	216	1,196[2]	3,621
Gross unrealized gains	16	3	1	4	41	65
Gross unrealized losses	18	—	—	1	—	19
Fair value	1,499	554	158	219	1,237	3,667
Return for the year (%)	3.74	0.72	2.21	3.87	4.27	3.47

[1] Excludes accrued interest.
[2] The net carrying amount of held-to-maturity investments held in other currencies consists of the following:

Canadian dollars	$ 927
British pounds sterling	178
Other	91
Total	$1,196

MATURITY STRUCTURE OF HELD-TO-MATURITY INVESTMENTS

December 31, 2008
Expressed in millions of United States dollars

Year of maturity	Net carrying amount	Fair value
2009	$1,535	$1,539
2010 to 2013	2,086	2,128
Total	$3,621	$3,667

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-3

SUMMARY STATEMENT OF LOANS – NOTE E

December 31, 2009 and 2008
Expressed in millions of United States dollars

Member in whose territory loans have been made	Outstanding 2009[1]	Currency in which outstanding balance is collectible: Non-borrowing country currencies[2]	Currency in which outstanding balance is collectible: Borrowing country currencies	Undisbursed	Outstanding 2008[1]
Argentina	$ 9,530	$ 9,486	$ 44	$ 4,410	$ 8,668
Bahamas	106	106	—	109	90
Barbados	153	153	—	133	140
Belize	103	103	—	41	94
Bolivia	124	124	—	228	161
Brazil	13,544	13,502	42	4,327	12,543
Chile	632	632	—	361	591
Colombia	6,152	6,133	19	1,083	5,620
Costa Rica	255	255	—	800	251
Dominican Republic	1,398	1,398	—	406	1,025
Ecuador	1,608	1,608	—	643	1,487
El Salvador	1,610	1,610	—	17	1,377
Guatemala	1,451	1,451	—	909	1,197
Guyana	7	7	—	43	3
Honduras	54	54	—	185	75
Jamaica	707	707	—	331	627
Mexico	7,089	7,089	—	1,788	4,782
Nicaragua	102	102	—	121	77
Panama	1,040	1,040	—	466	911
Paraguay	717	717	—	537	705
Peru	4,046	4,046	—	482	3,957
Suriname	68	68	—	90	59
Trinidad and Tobago	376	376	—	146	396
Uruguay	2,370	2,370	—	486	2,056
Venezuela	1,470	1,457	13	1,313	1,329
Regional	354	354	—	—	419
Non-sovereign-guaranteed loans	2,883	2,883	—	1,900	2,433
Inter-American Investment Corporation	100	100	—	200	100
Total 2009	$58,049	$57,931	$118	$21,555	
Total 2008		$51,041	$132	$19,820	$51,173

[1]This table excludes outstanding participated non-sovereign-guaranteed loans of $3,130 million at December 31, 2009 (2008—$2,437 million). This table also excludes guarantees outstanding of $988 million at December 31, 2009 (2008—$1,035 million).
[2]Includes $1,476 million of loans in borrowing country currencies, which have been swapped to United States dollars.

Non-sovereign-guaranteed loans outstanding have been made in the following countries (in millions):

	December 31, 2009	December 31, 2008
Argentina	$ 90	$ 1
Bolivia	67	73
Brazil	1,342	925
Chile	14	302
Colombia	125	125
Costa Rica	178	180
Ecuador	99	79
El Salvador	50	50
Guatemala	$ 69	$ 25
Honduras	12	—
Mexico	81	87
Panama	75	50
Peru	536	401
Suriname	6	7
Regional	139	128
	$2,883	$2,433

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-4

SUMMARY STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND PRODUCT[1] – NOTE E

December 31, 2009
Expressed in millions of United States dollars

	Multicurrency loans[2]		Single currency loans			Total loans	
Currency/Rate type	Amount	Weighted average rate (%)	Amount	Weighted average rate (%)	Average maturity (years)	Amount	Weighted average rate (%)
Euro							
Fixed-base cost	$ 43	7.00	$ —	—	—	$ 43	7.00
Adjustable	501	4.14	—	—	—	501	4.14
Japanese yen							
Fixed-base cost	94	6.99	—	—	—	94	6.99
Adjustable	1,104	4.14	—	—	—	1,104	4.14
LIBOR-based floating	—	—	88	0.99	7.13	88	0.99
Swiss francs							
Fixed-base cost	52	7.09	—	—	—	52	7.09
Adjustable	578	4.14	—	—	—	578	4.14
United States dollars							
Fixed-base cost	181	7.01	26,295	5.36	6.84	26,476	5.37
Adjustable	2,116	4.14	4,158	4.66	7.27	6,274	4.48
LIBOR-based floating	—	—	21,245	1.77	9.18	21,245	1.77
Others							
Fixed-base cost	118	4.00	1,476	5.52	13.28	1,594	5.41
Loans outstanding							
Fixed-base cost	488	6.28	27,771	5.37	7.18	28,259	5.38
Adjustable	4,299	4.14	4,158	4.66	7.27	8,457	4.40
LIBOR-based floating	—	—	21,333	1.76	9.17	21,333	1.76
Total	$4,787	4.36	$53,262	3.87	7.99	$58,049	3.91

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2009
Expressed in millions of United States dollars

	Multicurrency loans[2]		Single currency loans		All loans		
Year of maturity	Fixed-base cost[4]	Adjustable	Fixed-base cost[4]	Adjustable[3]	Fixed-base cost[4]	Adjustable[3]	Total
2010	$130	$ 465	$ 2,491	$ 1,249	$ 2,621	$ 1,714	$ 4,335
2011	100	460	2,487	1,398	2,587	1,858	4,445
2012	86	448	2,376	1,549	2,462	1,997	4,459
2013	66	414	2,214	1,766	2,280	2,180	4,460
2014	45	389	2,161	1,910	2,206	2,299	4,505
2015 to 2019	48	1,566	8,515	7,513	8,563	9,079	17,642
2020 to 2024	12	492	4,731	6,024	4,743	6,516	11,259
2025 to 2029	1	65	2,243	3,241	2,244	3,306	5,550
2030 to 2034	—	—	541	811	541	811	1,352
2035 to 2039	—	—	12	30	12	30	42
Total	$488	$4,299	$27,771	$25,491	$28,259	$29,790	$58,049
Average maturity (years)	2.64	5.47	7.18	8.86	7.11	8.37	7.75

[1] Information presented before currency and interest rate swaps.
[2] Average maturity—Multicurrency loans: The selection of currencies by the Bank for billing purposes does not permit the determination of average maturity for multicurrency loans by individual currency. Accordingly, the Bank discloses the maturity periods for its multicurrency loans and average maturity for the total multicurrency loan portfolio on a combined United States dollar equivalent basis.
[3] Includes LIBOR-based floating loans.
[4] Includes a total of $1,160 million in fixed rate loans.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-4

SUMMARY STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND PRODUCT[1] – NOTE E

December 31, 2008
Expressed in millions of United States dollars

	Multicurrency loans[2]		Single currency loans			Total loans	
Currency/Rate type	Amount	Weighted average rate (%)	Amount	Weighted average rate (%)	Average maturity (years)	Amount	Weighted average rate (%)
Euro							
Fixed-base cost	$ 52	7.05	$ —	—	—	$ 52	7.05
Adjustable	1,288	4.21	10	4.84	4.74	1,298	4.21
Japanese yen							
Fixed-base cost	146	7.04	—	—	—	146	7.04
Adjustable	3,633	4.21	9	1.94	4.39	3,642	4.20
LIBOR-based floating	—	—	93	1.08	7.87	93	1.08
Swiss francs							
Fixed-base cost	68	7.12	—	—	—	68	7.12
Adjustable	1,613	4.21	—	—	—	1,613	4.21
United States dollars							
Fixed-base cost	246	7.05	754	5.53	5.96	1,000	5.90
Adjustable	6,075	4.21	23,113	5.15	7.59	29,188	4.95
LIBOR-based floating	—	—	13,696	4.75	9.49	13,696	4.75
Others							
Fixed-base cost	132	4.00	245	7.75	10.64	377	6.44
Loans outstanding							
Fixed-base cost	644	6.43	999	6.07	7.11	1,643	6.21
Adjustable	12,609	4.21	23,132	5.15	7.59	35,741	4.82
LIBOR-based floating	—	—	13,789	4.73	9.48	13,789	4.73
Total	$13,253	4.32	$37,920	5.02	8.26	$51,173	4.84

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2008
Expressed in millions of United States dollars

	Multicurrency loans[2]		Single currency loans		All loans		
Year of maturity	Fixed-base cost[4]	Adjustable	Fixed-base cost[4]	Adjustable[3]	Fixed-base cost[4]	Adjustable[3]	Total
2009	$156	$ 1,990	$ 84	$ 1,859	$ 240	$ 3,849	$ 4,089
2010	131	1,906	84	2,144	215	4,050	4,265
2011	102	1,705	84	2,450	186	4,155	4,341
2012	86	1,442	90	2,603	176	4,045	4,221
2013	66	1,195	70	2,679	136	3,874	4,010
2014 to 2018	84	3,317	313	12,256	397	15,573	15,970
2019 to 2023	18	922	160	8,415	178	9,337	9,515
2024 to 2028	1	132	107	3,765	108	3,897	4,005
2029 to 2033	—	—	7	719	7	719	726
2034 to 2038	—	—	—	31	—	31	31
Total	$644	$12,609	$999	$36,921	$1,643	$49,530	$51,173
Average maturity (years)	2.85	4.36	7.11	8.30	5.44	7.30	7.24

[1] Information presented before currency and interest rate swaps.

[2] Average maturity-Multicurrency loans: The selection of currencies by the Bank for billing purposes does not permit the determination of average maturity for multicurrency loans by individual currency. Accordingly, the Bank discloses the maturity periods for its multicurrency loans and average maturity for the total multicurrency loan portfolio on a combined United States dollar equivalent basis.

[3] Includes LIBOR-based floating loans.

[4] Includes a total of $1,166 million in fixed rate loans.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-5

STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS – NOTES H, I AND J

December 31, 2009
Expressed in millions of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)[1]
Euro												
Fixed	$ 2,293	5.08	1.48	$ —	—	—	$ —	—	—	$ 2,293	5.08	1.48
	—	—	—	(1,107)	5.57	0.24	(860)	4.26	3.54	(1,967)	5.00	1.69
Adjustable	746	5.06	6.15	2,845	0.44	3.44	860	0.38	3.54	4,451	1.20	3.91
	—	—	—	(898)	4.26	5.95	—	—	—	(898)	4.26	5.95
Japanese yen												
Fixed	920	4.98	3.81	—	—	—	—	—	—	920	4.98	3.81
	—	—	—	(462)	5.51	4.74	(161)	2.52	0.46	(623)	4.74	3.63
Adjustable	424	2.28	8.06	1,250	0.11	1.63	193	0.12	1.85	1,867	0.61	3.11
	—	—	—	(764)	1.16	4.73	(32)	1.23	8.83	(796)	1.16	4.89
Swiss francs												
Fixed	628	2.63	8.55	—	—	—	—	—	—	628	2.63	8.55
	—	—	—	(628)	2.63	8.55	—	—	—	(628)	2.63	8.55
Adjustable	—	—	—	1,035	0.09	2.21	—	—	—	1,035	0.09	2.21
	—	—	—	(349)	0.04	2.34	—	—	—	(349)	0.04	2.34
United States dollars												
Fixed	31,334	4.21	5.38	645	5.42	0.67	415	5.02	6.69	32,394	4.25	5.30
	—	—	—	—	—	—	(23,540)	3.77	5.57	(23,540)	3.77	5.57
Adjustable	5,300	0.55	2.47	18,841	0.43	5.07	27,827	0.30	4.89	51,968	0.37	4.71
	—	—	—	(4,821)	0.15	2.72	(5,166)	0.60	3.91	(9,987)	0.38	3.34
Others												
Fixed	18,231	6.41	5.18	—	—	—	—	—	—	18,231	6.41	5.18
	—	—	—	(18,231)	6.41	5.18	—	—	—	(18,231)	6.41	5.18
Adjustable	126	6.05	5.73	—	—	—	—	—	—	126	6.05	5.73
	—	—	—	(126)	6.05	5.73	—	—	—	(126)	6.05	5.73
Total												
Fixed	53,406	4.99	5.15	645			415			54,465	5.00	5.11
	—	—	—	(20,427)			(24,561)			(44,988)	4.89	5.26
Adjustable	6,596	1.28	3.31	23,971			28,880			59,446	0.45	4.56
	—	—	—	(6,958)			(5,198)			(12,155)	0.77	3.63
Principal at face value	60,002	4.59	4.95	(2,769)			(464)			56,768	1.23	4.74
Fair value adjustments	759			(308)			(648)			(197)		
Net unamortized discount	(2,361)			1,115			464[3]			(781)		
Total	$58,400	4.59	4.95	$ (1,962)			$ (648)			$ 55,790	1.23	4.74

[1]As of December 31, 2009, the average repricing period of the net currency obligations for adjustable rate borrowings was four months.

[2]Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount receivable from currency and interest rate swaps of $1,962 million and $648 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $3,647 million and currency and interest rate swap liabilities at fair value of $1,037 million, included on the Balance Sheet.

[3]Represents the unamortized discount on zero coupon interest rate swaps.

MATURITY STRUCTURE OF MEDIUM- AND LONG-TERM BORROWINGS OUTSTANDING

December 31, 2009
Expressed in millions of United States dollars

Year of maturity		Year of maturity	
2010	$ 9,759	2015 through 2019	$14,369
2011	7,361	2020 through 2024	1,761
2012	9,634	2025 through 2029	2,406
2013	4,704	2037 through 2039	1,128
2014	8,880	Total	$60,002

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-5

STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS – NOTES H, I AND J

December 31, 2008
Expressed in millions of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg cost (%)	Average maturity (years)[1]
Euro												
Fixed	$ 2,234	5.08	2.48	$ 173	6.70	0.67	$ —	—	—	$ 2,407	5.20	2.35
	—	—	—	(630)	5.57	1.24	(838)	4.26	4.54	(1,468)	4.82	3.12
Adjustable	799	5.23	799	2,961	4.10	3.81	838	3.99	4.54	4,598	4.28	4.57
	—	—	—	(799)	5.23	7.39	—	—	—	(799)	5.23	7.39
Japanese yen												
Fixed	2,595	3.02	2.08	—	—	—	—	—	—	2,595	3.02	2.08
	—	—	—	(139)	5.73	4.58	(1,408)	1.94	0.63	(1,547)	2.28	0.98
Adjustable	434	2.09	9.06	458	0.60	2.59	1,441	0.76	0.84	2,333	0.98	2.71
	—	—	—	(952)	1.29	4.09	(33)	1.23	9.83	(985)	1.29	4.28
Swiss francs												
Adjustable	—	—	—	1,311	2.78	2.13	—	—	—	1,311	2.78	2.13
United States dollars												
Fixed	25,689	4.81	5.74	620	5.62	1.33	580	5.25	5.77	26,889	4.84	5.64
	—	—	—	(150)	8.58	0.67	(16,517)	4.15	5.53	(16,667)	4.19	5.49
Adjustable	212	2.08	6.31	16,392	2.81	5.55	17,739	3.25	4.49	34,343	3.03	5.01
	—	—	—	(3,997)	2.98	3.53	(2,531)	2.08	4.44	(6,528)	2.63	3.88
Others												
Fixed	15,194	6.64	5.54	—	—	—	—	—	—	15,194	6.64	5.54
	—	—	—	(15,194)	6.64	5.54	—	—	—	(15,194)	6.64	5.54
Adjustable	134	7.46	6.16	—	—	—	—	—	—	134	7.46	6.16
	—	—	—	(134)	7.46	6.16	—	—	—	(134)	7.46	6.16
Total												
Fixed	45,712	5.33	5.31	793			580			47,085	5.34	5.24
	—	—	—	(16,113)			(18,763)			(34,876)	5.20	5.21
Adjustable	1,579	4.13	7.60	21,122			20,018			42,719	3.06	4.75
	—	—	—	(5,882)			(2,564)			(8,446)	2.80	4.30
Principal at face value	47,291	5.29	5.38	(80)			(729)			46,482	3.81	4.99
Fair value adjustments	1,703			(1,166)			(1,432)			(895)		
Net unamortized discount	(2,667)			1,063			729[3]			(875)		
Total	$46,327	5.29	5.38	$ (183)			$ (1,432)			$ 44,712	3.81	4.99

[1] As of December 31, 2008, the average repricing period of the net currency obligations for adjustable rate borrowings was four months.

[2] Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount receivable from currency and interest rate swaps of $183 million and $1,432 million, respectively, shown in the above table, are represented by currency and interest rate swap assets at fair value of $3,415 million and currency and interest rate swap liabilities at fair value of $1,800 million, included on the Balance Sheet.

[3] Represents the unamortized discount on zero coupon interest rate swaps.

MATURITY STRUCTURE OF MEDIUM- AND LONG-TERM BORROWINGS OUTSTANDING

December 31, 2008
Expressed in millions of United States dollars

Year of maturity		Year of maturity	
2009	$ 5,952	2014 through 2018	$13,772
2010	7,583	2019 through 2023	1,193
2011	4,926	2024 through 2028	2,816
2012	5,951	2037 and 2038	747
2013	4,351	Total	$47,291

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-6

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK – NOTE M

December 31, 2009 and 2008
Expressed in millions of United States dollars[1]

		Paid-in portion of subscribed capital				
Members	Shares	Freely convertible currencies	Other currencies	Callable portion of subscribed capital	Total 2009	Total 2008
Argentina	900,154	$ 361.1	$104.1	$ 10,393.8	$ 10,858.9	$10,858.9
Austria	13,312	6.9	—	153.7	160.6	160.6
Bahamas	17,398	7.5	4.1	198.3	209.9	209.9
Barbados	10,767	3.9	1.8	124.3	129.9	129.9
Belgium	27,438	14.2	—	316.8	331.0	331.0
Belize	9,178	3.6	3.6	103.5	110.7	110.7
Bolivia	72,258	29.0	8.4	834.4	871.7	871.7
Brazil	900,154	361.1	104.1	10,393.8	10,858.9	10,858.9
Canada[2]	669,774	173.7	—	7,906.1	8,079.8	4,039.9
Chile	247,163	99.1	28.6	2,853.9	2,981.6	2,981.6
China	184	0.1	—	2.1	2.2	—
Colombia	247,163	99.2	28.6	2,853.9	2,981.6	2,981.6
Costa Rica	36,121	14.5	4.2	417.1	435.7	435.7
Croatia	4,018	2.1	—	46.4	48.5	48.5
Denmark	14,157	7.3	—	163.4	170.8	170.8
Dominican Republic	48,220	19.3	5.6	556.8	581.7	581.7
Ecuador	48,220	19.3	5.6	556.8	581.7	581.7
El Salvador	36,121	14.5	4.2	417.1	435.7	435.7
Finland	13,312	6.9	—	153.7	160.6	160.6
France	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Germany	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Guatemala	48,220	19.3	5.6	556.8	581.7	581.7
Guyana	13,393	5.2	2.6	153.8	161.6	161.6
Haiti	36,121	14.5	4.2	417.1	435.7	435.7
Honduras	36,121	14.5	4.2	417.1	435.7	435.7
Israel	13,126	6.8	—	151.5	158.3	158.3
Italy	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Jamaica	48,220	19.3	5.6	556.8	581.7	581.7
Japan	418,642	217.1	—	4,833.2	5,050.3	5,050.3
Korea, Republic of	184	0.1	—	2.1	2.2	2.2
Mexico	578,632	232.1	66.9	6,681.3	6,980.3	6,980.3
Netherlands	28,207	14.6	—	325.6	340.3	340.3
Nicaragua	36,121	14.5	4.2	417.1	435.7	435.7
Norway	14,157	7.3	—	163.4	170.8	170.8
Panama	36,121	14.5	4.2	417.1	435.7	435.7
Paraguay	36,121	14.5	4.2	417.1	435.7	435.7
Peru	120,445	48.3	14.0	1,390.7	1,453.0	1,453.0
Portugal	4,474	2.3	—	51.7	54.0	54.0
Slovenia	2,434	1.3	—	28.1	29.4	29.4
Spain	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Suriname	7,342	3.5	2.2	82.9	88.6	88.6
Sweden	27,268	14.1	—	314.8	328.9	328.9
Switzerland	39,347	20.4	—	454.2	474.7	474.7
Trinidad and Tobago	36,121	14.5	4.2	417.1	435.7	435.7
United Kingdom	80,551	41.8	—	929.9	971.7	971.7
United States	2,512,529	1,303.0	—	29,006.7	30,309.7	30,309.7
Uruguay	96,507	38.7	11.2	1,114.3	1,164.2	1,164.2
Venezuela	482,267	216.0	33.3	5,568.5	5,817.8	5,817.8
Total 2009	8,702,335	$ 3,870	$ 469	$ 100,641	$ 104,980	
Total 2008	8,367,264	$ 3,870	$ 469	$ 96,599		$ 100,938

[1]Data are rounded; detail may not add up to total because of rounding.
[2]In 2009, includes 334,887 non-voting temporary callable shares with a par value of $4,039.9 million. See Note M for further details.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-7

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER

December 31, 2009

Member countries	Subscribed voting shares	Number of votes	% of total number of votes[1]
Regional developing members			
Argentina	900,154	900,289	10.751
Bahamas	17,398	17,533	0.209
Barbados	10,767	10,902	0.130
Belize	9,178	9,313	0.111
Bolivia	72,258	72,393	0.865
Brazil	900,154	900,289	10.751
Chile	247,163	247,298	2.953
Colombia	247,163	247,298	2.953
Costa Rica	36,121	36,256	0.433
Dominican Republic	48,220	48,355	0.577
Ecuador	48,220	48,355	0.577
El Salvador	36,121	36,256	0.433
Guatemala	48,220	48,355	0.577
Guyana	13,393	13,528	0.162
Haiti	36,121	36,256	0.433
Honduras	36,121	36,256	0.433
Jamaica	48,220	48,355	0.577
Mexico	578,632	578,767	6.912
Nicaragua	36,121	36,256	0.433
Panama	36,121	36,256	0.433
Paraguay	36,121	36,256	0.433
Peru	120,445	120,580	1.440
Suriname	7,342	7,477	0.089
Trinidad and Tobago	36,121	36,256	0.433
Uruguay	96,507	96,642	1.154
Venezuela	482,267	482,402	5.761
Total regional developing members	4,184,669	4,188,179	50,015
Canada[2]	334,887	335,022	4.001
United States	2,512,529	2,512,664	30.006
Nonregional members			
Austria	13,312	13,447	0.161
Belgium	27,438	27,573	0.329
China	184	319	0.004
Croatia	4,018	4,153	0.050
Denmark	14,157	14,292	0.171
Finland	13,312	13,447	0.161
France	158,638	158,773	1.896
Germany	158,638	158,773	1.896
Israel	13,126	13,261	0.158
Italy	158,638	158,773	1.896
Japan	418,642	418,777	5.001
Korea, Republic of	184	319	0.004
Netherlands	28,207	28,342	0.338
Norway	4,157	14,292	0.171
Portugal	4,474	4,609	0.055
Slovenia	2,434	2,569	0.031
Spain	158,638	158,773	1.896
Sweden	27,268	27,403	0.327
Switzerland	39,347	39,482	0.471
United Kingdom	80,551	80,686	0.964
Total nonregional members	1,335,363	1,338,063	15.979
Grand total	8,367,448	8,373,928	100.000

[1] Data are rounded; detail may not add to subtotals and grand total because of rounding.
[2] Excludes 334,887 non-voting temporary callable shares.

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The issuance of this Information Statement and any prospectus and the offering and sale of debt securities are not a waiver by the Bank or by any of its members, Governors, Executive Directors, their Alternates, officers or employees of any of the rights, immunities, privileges, or exemptions conferred upon any of them by the Agreement Establishing the Inter-American Development Bank or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Information Statement or any prospectus; and any information or representation not contained or incorporated by reference herein must not be relied upon as having been authorized by the Bank or by any dealer, underwriter or agent of the Bank. Neither this Information Statement nor any prospectus constitutes an offer to sell or solicitation of an offer to buy debt securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

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